UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: October 31, 2018

UBS AG

Commission File Number: 1-15060

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland and
Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the Third Quarter 2018 Report of UBS AG, which appears immediately following this page.

UBS AG

Third quarter 2018  report

3	Introduction

1.	Risk and capital management
8	Risk management and control
9	Capital management

2.	Consolidated financial statements
15	UBS AG interim consolidated financial statements (unaudited)

Appendix
81	Cautionary statement

Corporate calendar UBS AG

Publication of the Annual Report 2018:                              Friday, 1 March 2019

Publication dates of further quarterly and annual reports and results will be made available as part of the corporate calendar of UBS AG at  www.ubs.com/investors

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Publisher: UBS AG, Zurich, Switzerland | www.ubs.com
Language: English

© UBS 2018. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

Third quarter 2018  report

UBS AG consolidated key figures

	As of or for the quarter ended				As of or year-to-date
CHF million, except where indicated	30.9.18	30.6.18	31.12.17	30.9.17	30.9.18	30.9.17

Results
Operating income	7,375	7,641	7,242	7,279	22,839	22,237
Operating expenses	5,843	6,089	6,487	6,117	17,971	17,993
Operating profit / (loss) before tax	1,532	1,553	755	1,161	4,868	4,244
Net profit / (loss) attributable to shareholders	1,137	1,183	(2,412)	904	3,690	3,257

Key performance indicators[1]
Profitability and growth
Return on tangible equity (%)	10.5	10.9	(21.0)	8.0	11.3	9.6
Cost / income ratio (%)	79.1	79.4	88.5	84.1	78.5	80.8
Net profit growth (%)	25.8	5.3		6.9	13.3	26.8
Resources
Common equity tier 1 capital ratio (%)[2]	13.7	13.4	14.0	14.0	13.7	14.0
Common equity tier 1 leverage ratio (%)[2]	3.83	3.73	3.75	3.76	3.83	3.76
Going concern leverage ratio (%)[2]	4.6	4.5	4.2	4.2	4.6	4.2

Additional information
Profitability
Return on equity (%)	9.1	9.4	(18.6)	6.9	9.8	8.3
Return on risk-weighted assets, gross (%)[3]	11.7	12.1	12.4	12.3	12.2	12.9
Return on leverage ratio denominator, gross (%)[3]	3.3	3.4	3.3	3.3	3.4	3.4
Resources
Total assets	933,091	945,296	916,363	914,551	933,091	914,551
Equity attributable to shareholders	50,136	49,961	50,718	53,246	50,136	53,246
Common equity tier 1 capital[2]	34,392	33,686	33,240	33,337	34,392	33,337
Risk-weighted assets[2]	251,428	251,648	236,606	237,322	251,428	237,322
Going concern capital ratio (%)[2]	16.5	16.2	15.6	15.6	16.5	15.6
Total loss-absorbing capacity ratio (%)[2]	31.3	31.7	31.4	31.5	31.3	31.5
Leverage ratio denominator[2]	898,894	903,467	887,189	885,896	898,894	885,896
Total loss-absorbing capacity leverage ratio (%)[2]	8.8	8.8	8.4	8.4	8.8	8.4
Other
Invested assets (CHF billion)[4]	3,267	3,242	3,179	3,054	3,267	3,054
Personnel (full-time equivalents)[5]	47,091	46,597	46,009	48,949	47,091	48,949

1 Refer to the “Measurement of performance” section of our Annual Report 2017 for the definitions of our key performance indicators.    2 Based on the Swiss systemically relevant bank framework as of 1 January 2020. Refer to the “Capital management” section of the UBS Group third quarter 2018 report for more information.    3 Calculated as operating income before credit loss (annualized as applicable) / average risk-weighted assets and average leverage ratio denominator, respectively.    4 Includes invested assets for Personal & Corporate Banking.    5 As of 30 September 2018, the breakdown of personnel by business division and Corporate Center unit was: Global Wealth Management: 23,495; Personal & Corporate Banking: 5,114; Asset Management: 2,292; Investment Bank: 4,721; Corporate Center – Services: 11,265; Corporate Center – Group ALM: 161; Corporate Center – Non-core and Legacy Portfolio: 45.

Introduction

Structure of this report

UBS Group AG is the holding company for the UBS Group and the parent company of UBS AG. 100% of UBS AG’s issued shares are held by UBS Group AG. Financial information for UBS AG consolidated does not differ materially from that for UBS Group AG consolidated.

This report includes risk and capital management information for UBS AG consolidated and the interim consolidated financial statements for the quarter ended 30 September 2018. Regulatory information for UBS AG standalone is provided in the 30 September 2018 Pillar 3 report – UBS Group and significant regulated subsidiaries and sub-groups, which is available under “Pillar 3 disclosures” at www.ubs.com/investors.

→   Refer to the UBS Group third quarter 2018 report under “Quarterly reporting” at www.ubs.com/investors  for more information

Comparison UBS Group AG consolidated vs UBS AG consolidated

The table on the following page contains a comparison of selected financial and capital information between UBS Group AG consolidated and UBS AG consolidated.

The accounting policies applied under International Financial Reporting Standards (IFRS) to both UBS Group AG and UBS AG consolidated financial statements are identical. However, there are certain scope and presentation differences as noted below:

–   Assets, liabilities, operating income, operating expenses and operating profit before tax relating to UBS Group AG and its directly held subsidiaries, including UBS Business Solutions AG, are reflected in the consolidated financial statements of UBS Group AG but not of UBS AG. UBS AG’s assets, liabilities, operating income and operating expenses related to transactions with UBS Group AG and its directly held subsidiaries, including UBS Business Solutions AG and other shared services subsidiaries, are not subject to elimination in the UBS AG consolidated financial statements, but are eliminated in the UBS Group AG consolidated financial statements. UBS Business Solutions AG and other shared services subsidiaries of UBS Group AG charge other legal entities within the Group for services provided, including a markup on costs incurred.

–   UBS Group AG consolidated equity was CHF 1.0 billion higher compared to the equity of UBS AG consolidated as of 30 September 2018, mainly driven by higher dividends paid by UBS AG to UBS Group AG compared with the dividend distributions of UBS Group AG, as well as higher retained earnings in the UBS Group AG consolidated financial statements, largely related to the aforementioned markup charged by shared services subsidiaries of UBS Group AG to other legal entities in the UBS AG scope of consolidation. UBS Group AG is also the grantor of the majority of the compensation plans of the Group and recognizes share premium for equity-settled awards granted, largely offset by the treasury shares held to hedge the related share delivery obligation and those acquired as part of our share repurchase program. These effects were partly offset by additional share premium recognized at the UBS AG consolidated level related to the establishment of UBS Group AG and UBS Business Solutions AG, a wholly owned subsidiary of UBS Group AG.

–   Going concern capital of UBS AG consolidated was CHF 3.7 billion lower than going concern capital of UBS Group AG consolidated as of 30 September 2018, reflecting additional tier 1 (AT1) capital of CHF 3.9 billion partly offset by higher common equity tier 1 (CET1) capital of CHF 0.2 billion.

–   CET1 capital of UBS AG consolidated was CHF 0.2 billion higher than that of UBS Group AG consolidated as of 30 September 2018. The main drivers are differences in equity, in deductions for compensation-related regulatory capital components and in dividend accruals.

–   Going concern loss-absorbing AT1 capital of UBS AG consolidated was CHF 3.9 billion lower than that of UBS Group AG consolidated as of 30 September 2018, reflecting Deferred Contingent Capital Plan awards and AT1 capital notes. These AT1 capital notes were issued by UBS Group Funding (Switzerland) AG, a direct subsidiary of UBS Group AG, after the implementation of the new Swiss SRB framework, and only qualify as gone concern loss-absorbing capacity at the UBS AG consolidated level.

→   Refer to “Holding company and significant regulated subsidiaries and sub-groups” at www.ubs.com/investors  for an illustration of the consolidation scope differences between UBS AG and UBS Group AG

→   Refer to the “Capital management” section of this report for more information on differences in the loss-absorbing capacity between UBS Group AG consolidated and UBS AG consolidated

Introduction

Comparison UBS Group AG consolidated versus UBS AG consolidated
	As of or for the quarter ended 30.9.18
CHF million, except where indicated	UBS Group AG (consolidated)	UBS AG (consolidated)	Difference (absolute)

Income statement
Operating income	7,279	7,375	(96)
Operating expenses	5,611	5,843	(231)
Operating profit / (loss) before tax	1,668	1,532	136
of which: Global Wealth Management	932	923	9
of which: Personal & Corporate Banking	413	414	(1)
of which: Asset Management	120	120	0
of which: Investment Bank	472	462	11
of which: Corporate Center	(269)	(385)	116
of which: Services	(118)	(215)	97
of which: Group ALM	(127)	(146)	20
of which: Non-core and Legacy Portfolio	(24)	(24)	0
Net profit / (loss)	1,249	1,140	109
of which: net profit / (loss) attributable to shareholders	1,246	1,137	109
of which: net profit / (loss) attributable to preferred noteholders
of which: net profit / (loss) attributable to non-controlling interests	3	3	0

Statement of comprehensive income
Other comprehensive income	(973)	(963)	(10)
of which: attributable to shareholders	(973)	(963)	(10)
of which: attributable to preferred noteholders
of which: attributable to non-controlling interests	0	0	0
Total comprehensive income	276	177	99
of which: attributable to shareholders	273	174	99
of which: attributable to preferred noteholders
of which: attributable to non-controlling interests	3	3	0

Balance sheet
Total assets	932,471	933,091	(619)
Total liabilities	881,311	882,917	(1,606)
Total equity	51,160	50,174	986
of which: equity attributable to shareholders	51,122	50,136	986
of which: equity attributable to non-controlling interests	38	38	0

Capital information
Common equity tier 1 capital	34,167	34,392	(225)
Going concern capital	45,115	41,432	3,683
Risk-weighted assets	252,247	251,428	819
Common equity tier 1 capital ratio (%)	13.5	13.7	(0.1)
Going concern capital ratio (%)	17.9	16.5	1.4
Total loss-absorbing capacity ratio (%)	31.8	31.3	0.4
Leverage ratio denominator	898,000	898,894	(894)
Common equity tier 1 leverage ratio (%)	3.80	3.83	(0.02)
Going concern leverage ratio (%)	5.0	4.6	0.4
Total loss-absorbing capacity leverage ratio (%)	8.9	8.8	0.2

As of or for the quarter ended 30.6.18			As of or for the quarter ended 31.12.17
UBS Group AG (consolidated)	UBS AG (consolidated)	Difference (absolute)	UBS Group AG (consolidated)	UBS AG (consolidated)	Difference (absolute)

7,554	7,641	(88)	7,122	7,242	(120)
5,875	6,089	(213)	6,266	6,487	(221)
1,679	1,553	126	855	755	100
1,037	1,027	9	782	778	4
368	368	0	392	393	(1)
101	101	0	238	238	0
569	549	20	49	50	(1)
(396)	(492)	96	(605)	(704)	99
(172)	(260)	88	(155)	(252)	97
(206)	(214)	8	(214)	(217)	3
(18)	(18)	0	(236)	(236)	0
1,285	1,184	101	(2,310)	(2,385)	75
1,284	1,183	101	(2,336)	(2,412)	76
				26	(26)
1	1	0	27	0	27

1,057	1,066	(8)	184	187	(3)
1,060	1,068	(8)	(124)	(122)	(2)
				307	(307)
(2)	(2)	0	309	2	307
2,342	2,250	92	(2,125)	(2,198)	73
2,343	2,251	92	(2,461)	(2,534)	73
				333	(333)
(1)	(1)	0	336	3	333

944,482	945,296	(813)	915,642	916,363	(721)
893,649	895,275	(1,626)	864,371	865,588	(1,217)
50,834	50,021	813	51,271	50,775	496
50,774	49,961	813	51,214	50,718	496
60	60	0	57	57	0

33,817	33,686	132	32,671	33,240	(569)
44,956	40,823	4,133	41,911	36,906	5,005
252,373	251,648	724	237,494	236,606	888
13.4	13.4	0.0	13.8	14.0	(0.2)
17.8	16.2	1.6	17.6	15.6	2.0
32.3	31.7	0.6	33.0	31.4	1.6
902,408	903,467	(1,058)	886,116	887,189	(1,073)
3.75	3.73	0.02	3.69	3.75	(0.06)
5.0	4.5	0.5	4.7	4.2	0.5
9.0	8.8	0.2	8.8	8.4	0.4

Risk and capital management

Management report

Risk management and control

Risk management and control

UBS AG consolidated risk profile

The risk profile of UBS AG consolidated does not differ materially from that of UBS Group AG consolidated and risk information provided in the UBS Group third quarter 2018 report is equally applicable to UBS AG consolidated.

The credit risk profile of UBS AG consolidated differs from that of UBS Group AG consolidated primarily in relation to receivables of UBS AG and UBS Switzerland AG from UBS Group AG. As a result of these receivables, total banking products exposure of UBS AG consolidated as of 30 September 2018 was CHF 2.1 billion or 0.4% higher than the exposure of UBS Group, compared with CHF 2.3 billion or 0.5% as of 30 June 2018.

→   Refer to the “Risk management and control” section of the UBS Group third quarter 2018 report for more information

Capital management

Going and gone concern requirements and information

UBS is considered a systemically relevant bank (SRB) under Swiss banking law and, on a consolidated basis, both UBS Group AG and UBS AG are required to comply with regulations based on the Basel III framework as applicable for Swiss SRBs.

The Swiss SRB framework and requirements applicable to UBS AG consolidated are consistent with those applicable to UBS Group AG consolidated and are described in the “Capital management” section of our Annual Report 2017, available under “Annual reporting” at www.ubs.com/investors.

UBS AG is subject to going concern requirements on a standalone basis. Capital and other regulatory information for UBS AG standalone is provided in the 30 September 2018 Pillar 3 report – UBS Group and significant regulated subsidiaries and sub-groups, which is available under “Pillar 3 disclosures” at www.ubs.com/investors.

The table below provides the risk-weighted assets (RWA)- and leverage ratio denominator (LRD)-based requirements and information as of 30 September 2018 for UBS AG consolidated.

Swiss SRB going and gone concern requirements and information[1]
As of 30.9.18	Swiss SRB, including transitional arrangements				Swiss SRB as of 1.1.20
CHF million, except where indicated	RWA		LRD		RWA		LRD

Required loss-absorbing capacity	in %		in %		in %		in %
Common equity tier 1 capital	9.72	24,451	2.90	26,068	10.26	25,809	3.50	31,461
of which: minimum capital	5.40	13,577	1.90	17,079	4.50	11,314	1.50	13,483
of which: buffer capital	4.06	10,208	1.00	8,989	5.50	13,829	2.00	17,978
of which: countercyclical buffer[2]	0.26	666			0.26	666
Maximum additional tier 1 capital	3.40	8,549	1.10	9,888	4.30	10,811	1.50	13,483
of which: high-trigger loss-absorbing additional tier 1 minimum capital	2.60	6,537	1.10	9,888	3.50	8,800	1.50	13,483
of which: high-trigger loss-absorbing additional tier 1 buffer capital	0.80	2,011			0.80	2,011
Total going concern capital	13.12	32,999	4.00	35,956	14.56[3]	36,620	5.00[3]	44,945
Base gone concern loss-absorbing capacity, including applicable add-ons and rebate	7.65[4]	19,244	2.58[4]	23,191	12.30[5]	30,921	4.30[5]	38,652
Total gone concern loss-absorbing capacity	7.65	19,244	2.58	23,191	12.30	30,921	4.30	38,652
Total loss-absorbing capacity	20.78	52,244	6.58	59,147	26.86	67,541	9.30	83,597

Eligible loss-absorbing capacity
Common equity tier 1 capital	13.68	34,392	3.83	34,392	13.68	34,392	3.83	34,392
High-trigger loss-absorbing additional tier 1 capital[6]	5.13	12,893	1.43	12,893	2.80	7,040	0.78	7,040
of which: high-trigger loss-absorbing additional tier 1 capital	2.80	7,040	0.78	7,040	2.80	7,040	0.78	7,040
of which: low-trigger loss-absorbing tier 2 capital	2.33	5,853	0.65	5,853
Total going concern capital	18.81	47,285	5.26	47,285	16.48	41,432	4.61	41,432
Gone concern loss-absorbing capacity	12.54	31,531	3.51	31,531	14.87	37,384	4.16	37,384
of which: TLAC-eligible debt	11.05	27,789	3.09	27,789	11.05	27,789	3.09	27,789
Total gone concern loss-absorbing capacity	12.54	31,531	3.51	31,531	14.87	37,384	4.16	37,384
Total loss-absorbing capacity	31.35	78,816	8.77	78,816	31.35	78,816	8.77	78,816

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets		251,428				251,428
Leverage ratio denominator				898,894				898,894

1 This table includes a rebate equal to 35% of the maximum rebate on the gone concern requirements, which was granted by FINMA and will be phased in until 1 January 2020. This table does not include a rebate for the usage of low-trigger loss-absorbing additional tier 1 or tier 2 capital instruments to meet the gone concern requirements.    2 Going concern capital ratio requirements include countercyclical buffer requirements of 0.26%.    3 Includes applicable add-ons of 1.44% for risk-weighted assets (RWA) and 0.5% for leverage ratio denominator (LRD).    4 Includes applicable add-ons of 0.72% for RWA and 0.25% for LRD and a rebate of 1.25% for RWA and 0.42% for LRD.    5 Includes applicable add-ons of 1.44% for RWA and 0.5% for LRD and a rebate of 2% for RWA and 0.7% for LRD.    6 Includes outstanding low-trigger loss-absorbing tier 2 capital instruments, which are available under the transitional rules of the Swiss SRB framework to meet the going concern requirements until the earlier of (i) their maturity or first call date or (ii) 31 December 2019, and to meet gone concern requirements thereafter. Outstanding low-trigger loss-absorbing tier 2 capital instruments are subject to amortization starting five years prior to their maturity, with the amortized portion qualifying as gone concern loss-absorbing capacity. Instruments available to meet gone concern requirements are eligible until one year before maturity, with a haircut of 50% applied in the last year of eligibility.

Capital management

Swiss SRB going and gone concern information
	Swiss SRB, including transitional arrangements			Swiss SRB as of 1.1.20
CHF million, except where indicated	30.9.18	30.6.18	31.12.17[1]	30.9.18	30.6.18	31.12.17

Going concern capital
Common equity tier 1 capital	34,392[2]	33,686[2]	36,042	34,392[2]	33,686[2]	33,240
High-trigger loss-absorbing additional tier 1 capital	7,040	7,138	2,371[3]	7,040	7,138	3,666
Total loss-absorbing additional tier 1 capital	7,040	7,138	2,371	7,040	7,138	3,666
Total tier 1 capital	41,432	40,823	38,412	41,432	40,823	36,906
Low-trigger loss-absorbing tier 2 capital[4]	5,853	6,339	7,874
Total tier 2 capital	5,853	6,339	7,874
Total going concern capital	47,285	47,163	46,286	41,432	40,823	36,906

Gone concern loss-absorbing capacity[5]
Low-trigger loss-absorbing additional tier 1 capital[6]	2,313	2,357	1,183	2,313	2,357	1,183
Total tier 1 capital	2,313	2,357	1,183	2,313	2,357	1,183
Low-trigger loss-absorbing tier 2 capital[4]	743	376	378	6,596	6,716	8,252
Non-Basel III-compliant tier 2 capital[7]	686	696	689	686	696	689
Total tier 2 capital	1,429	1,072	1,067	7,283	7,412	8,941
TLAC-eligible debt	27,789	29,123	27,233	27,789	29,123	27,233
Total gone concern loss-absorbing capacity	31,531	32,552	29,483	37,384	38,892	37,357

Total loss-absorbing capacity
Total loss-absorbing capacity	78,816	79,715	75,769	78,816	79,715	74,263

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	251,428[2]	251,648[2]	237,456	251,428[2]	251,648[2]	236,606
Leverage ratio denominator	898,894	903,467	888,687	898,894	903,467	887,189

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio	18.8	18.7	19.5	16.5	16.2	15.6
of which: common equity tier 1 capital ratio	13.7	13.4	15.2	13.7	13.4	14.0
Gone concern loss-absorbing capacity ratio	12.5	12.9	12.4	14.9	15.5	15.8
Total loss-absorbing capacity ratio	31.3	31.7	31.9	31.3	31.7	31.4

Leverage ratios (%)
Going concern leverage ratio	5.3	5.2	5.2	4.6	4.5	4.2
of which: common equity tier 1 leverage ratio	3.83	3.73	4.06	3.83	3.73	3.75
Gone concern leverage ratio	3.5	3.6	3.3	4.2	4.3	4.2
Total loss-absorbing capacity leverage ratio	8.8	8.8	8.5	8.8	8.8	8.4

1 As of 31 December 2017, the phase-in deduction applied for the purpose of the CET1 capital calculation was 80%. These effects are fully phased in from 1 January 2018. Prudential filters applied to RWA and LRD are also fully phased in from 1 January 2018.    2 IFRS 9 expected credit loss adoption effects for exposures treated under the standardized approach are fully deducted from our CET1 capital. The associated classification and measurement changes are considered based on the FINMA consultation paper, which will be superseded by final FINMA guidance, issued 16 July 2018. We expect to implement any changes related to the final guidance by the effective date 1 January 2019. Refer to “Introduction and basis for preparation” of our 30 September 2018 Pillar 3 report – UBS Group and significant regulated subsidiaries and sub-groups, available under “Pillar 3 disclosures” at www.ubs.com/investors for more information.    3 High-trigger loss-absorbing additional tier 1 capital of CHF 3,666 million was partly offset by required deductions for goodwill of CHF 1,296 million.    4 Under the transitional rules of the Swiss SRB framework, outstanding low-trigger loss-absorbing tier 2 capital instruments are subject to amortization starting five years prior to their maturity, with the amortized portion qualifying as gone concern loss-absorbing capacity.    5 Instruments available to meet gone concern requirements are eligible until one year before maturity, with a haircut of 50% applied in the last year of eligibility.    6 The relevant capital instruments were issued after the new Swiss SRB framework had been implemented and therefore qualify as gone concern loss-absorbing capacity.    7 Non-Basel III-compliant tier 2 capital instruments qualify as gone concern instruments.

UBS Group AG vs UBS AG consolidated loss-absorbing capacity and leverage ratio information

Swiss SRB going and gone concern information (UBS Group AG vs UBS AG consolidated)
As of 30.9.18	Swiss SRB, including transitional arrangements			Swiss SRB as of 1.1.20
CHF million, except where indicated	UBS Group AG (consolidated)	UBS AG (consolidated)	Differences	UBS Group AG (consolidated)	UBS AG (consolidated)	Differences

Going concern capital
Common equity tier 1 capital[1]	34,167	34,392	(225)	34,167	34,392	(225)
High-trigger loss-absorbing additional tier 1 capital	8,633	7,040	1,594	8,633	7,040	1,594
Low-trigger loss-absorbing additional tier 1 capital	2,314		2,314	2,314		2,314
Total loss-absorbing additional tier 1 capital	10,948	7,040	3,908	10,948	7,040	3,908
Total tier 1 capital	45,115	41,432	3,683	45,115	41,432	3,683
High-trigger loss-absorbing tier 2 capital	427		427
Low-trigger loss-absorbing tier 2 capital[2]	5,853	5,853	0
Total tier 2 capital	6,281	5,853	427
Total going concern capital	51,395	47,285	4,110	45,115	41,432	3,683

Gone concern loss-absorbing capacity[3]
Low-trigger loss-absorbing additional tier 1 capital		2,313[4]	(2,313)		2,313[4]	(2,313)
Total tier 1 capital		2,313	(2,313)		2,313	(2,313)
Low-trigger loss-absorbing tier 2 capital[2]	743	743	0	6,596	6,596	0
Non-Basel III-compliant tier 2 capital	686	686	0	686	686	0
Total tier 2 capital	1,429	1,429	0	7,283	7,283	0
TLAC-eligible debt	27,789	27,789	0	27,789	27,789	0
Total gone concern loss-absorbing capacity	29,218	31,531	(2,313)	35,071	37,384	(2,313)

Total loss-absorbing capacity
Total loss-absorbing capacity	80,614	78,816	1,798	80,186	78,816	1,370

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets[1]	252,247	251,428	819	252,247	251,428	819
Leverage ratio denominator	898,000	898,894	(894)	898,000	898,894	(894)

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio	20.4	18.8	1.6	17.9	16.5	1.4
of which: common equity tier 1 capital ratio	13.5	13.7	(0.1)	13.5	13.7	(0.1)
Gone concern loss-absorbing capacity ratio	11.6	12.5	(1.0)	13.9	14.9	(1.0)
Total loss-absorbing capacity ratio	32.0	31.3	0.6	31.8	31.3	0.4

Leverage ratios (%)
Going concern leverage ratio	5.7	5.3	0.5	5.0	4.6	0.4
of which: common equity tier 1 leverage ratio	3.80	3.83	(0.02)	3.80	3.83	(0.02)
Gone concern leverage ratio	3.3	3.5	(0.3)	3.9	4.2	(0.3)
Total loss-absorbing capacity leverage ratio	9.0	8.8	0.2	8.9	8.8	0.2

1 IFRS 9 expected credit loss adoption effects for exposures treated under the standardized approach are fully deducted from our CET1 capital. The associated classification and measurement changes are considered based on the FINMA consultation paper, which will be superseded by final FINMA guidance, issued 16 July 2018. We expect to implement any changes related to the final guidance by the effective date 1 January 2019. Refer to “Introduction and basis for preparation” of our 30 September 2018 Pillar 3 report – UBS Group and significant regulated subsidiaries and sub-groups, available under “Pillar 3 disclosures” at www.ubs.com/investors for more information.    2 Under the transitional rules of the Swiss SRB framework, outstanding low-trigger loss-absorbing tier 2 capital instruments are subject to amortization starting five years prior to their maturity, with the amortized portion qualifying as gone concern loss-absorbing capacity.    3 Instruments available to meet gone concern requirements are eligible until one year before maturity, with a haircut of 50% applied in the last year of eligibility.    4 The relevant capital instruments were issued after the new Swiss SRB framework had been implemented and therefore qualify as gone concern loss-absorbing capacity.

Capital management

Reconciliation of IFRS equity to Swiss SRB common equity tier 1 capital (UBS Group AG vs UBS AG consolidated)
As of 30.9.18
CHF million	UBS Group AG (consolidated)	UBS AG (consolidated)	Differences
Total IFRS equity	51,160	50,174	986
Equity attributable to preferred noteholders and non-controlling interests	(38)	(38)	0
Defined benefit plans	(31)	(31)	0
Deferred tax assets recognized for tax loss carry-forwards	(6,024)	(6,024)	0
Deferred tax assets on temporary differences, excess over threshold	(97)	(31)	(66)
Goodwill, net of tax	(6,414)	(6,414)	0
Intangible assets, net of tax	(180)	(180)	0
Compensation-related components (not recognized in net profit)	(2,154)		(2,154)
Expected losses on advanced internal ratings-based portfolio less provisions	(383)	(383)	0
Unrealized (gains) / losses from cash flow hedges, net of tax	498	498	0
Unrealized own credit related to financial liabilities designated at fair value, net of tax, and replacement values	19	19	0
Unrealized gains related to debt instruments at fair value through OCI, net of tax	(2)	(2)	0
Prudential valuation adjustments	(122)	(122)	0
Other[1]	(2,066)	(3,074)	1,008
Total common equity tier 1 capital	34,167	34,392	(225)
1 Includes accruals for dividends to shareholders for the current year and other items.

Total loss-absorbing capacity and leverage ratio information under Swiss SRB rules applicable as of 1 January 2020

Going concern capital of UBS AG consolidated was CHF 3.7 billion lower than going concern capital of UBS Group AG consolidated as of 30 September 2018, primarily reflecting additional tier 1 (AT1) capital of CHF 3.9 billion, partly offset by higher common equity tier 1 (CET1) capital of CHF 0.2 billion. The gone concern loss-absorbing capacity was CHF 2.3 billion higher, due to CHF 2.3 billion higher low-trigger loss-absorbing AT1 capital.

CET1 capital of UBS AG consolidated was CHF 0.2 billion higher than that of UBS Group AG consolidated, primarily due to the deductions for compensation-related regulatory capital components that are only reflected at the level of UBS Group AG consolidated. This effect was largely offset by lower equity of UBS AG consolidated, as well as a higher dividend accrual at the UBS AG level.

Going concern loss-absorbing AT1 capital of UBS AG consolidated was CHF 3.9 billion lower than that of UBS Group AG consolidated and relates to AT1 capital notes issued by UBS Group Funding (Switzerland) AG, a direct subsidiary of UBS Group AG, as well as Deferred Contingent Capital Plan awards granted to eligible employees for the performance years 2014 to 2017.

The difference of CHF 2.3 billion in gone concern low-trigger AT1 capital relates to capital instruments that were issued by UBS AG after the new Swiss SRB framework had been implemented and are therefore not recognized within going concern capital but qualify as gone concern loss-absorbing capacity. Issuances of low-trigger AT1 capital from UBS Group AG were all made prior to implementation of the new Swiss SRB framework and therefore qualify as going concern capital.

Differences in capital between UBS Group AG consolidated and UBS AG consolidated related to employee compensation plans will reverse to the extent underlying services are performed by employees of, and are consequently charged to, UBS AG and its subsidiaries. Such reversal generally occurs over the service period of the employee compensation plans.

The leverage ratio framework for UBS AG consolidated is consistent with that of UBS Group AG consolidated. As of 30 September 2018, the going concern leverage ratio of UBS AG consolidated was 0.4 percentage points lower than that of UBS Group AG consolidated, mainly as the going concern capital of UBS AG consolidated was CHF 3.9 billion lower.

→   Refer to the “Capital management” section of the UBS Group third quarter 2018 report under “Quarterly reporting” at www.ubs.com/investors  for information on the developments of loss-absorbing capacity, risk-weighted assets and leverage ratio denominator for UBS Group AG consolidated

→   Refer to the “Introduction” section of this report for more information on the differences in equity between UBS AG consolidated and UBS Group AG

Consolidated
financial statements

Unaudited

Table of contents

UBS AG interim consolidated financial statements (unaudited)

15	Income statement
16	Statement of comprehensive income
18	Balance sheet
20	Statement of changes in equity
22	Statement of cash flows

24	1 Basis of accounting
26	2 Segment reporting
27	3 Net fee and commission income
27	4 Other income
28	5 Personnel expenses
28	6 General and administrative expenses
29	7 Income taxes
30	8 Expected credit loss measurement
34	9 Fair value measurement
43	10 Derivative instruments
44	11 Other assets and liabilities
46	12 Debt issued designated at fair value
46	13 Debt issued measured at amortized cost
47	14 Provisions and contingent liabilities
55	15 Guarantees, commitments and forward starting transactions
55	16 Events after the reporting period
56	17 Currency translation rates
57	18 Transition to IFRS 9 as of 1 January 2018

UBS AG interim consolidated
financial statements (unaudited)

Income statement
		For the quarter ended			Year-to-date
CHF million	Note	30.9.18	30.6.18	30.9.17	30.9.18	30.9.17
Interest income from financial instruments measured at amortized cost and fair value through other comprehensive income		2,492	2,473	2,579	7,217	7,510
Interest expense from financial instruments measured at amortized cost		(1,641)	(1,583)	(1,378)	(4,554)	(3,869)
Interest income from financial instruments measured at fair value through profit or loss		1,777	1,715	1,032	5,086	3,082
Interest expense from financial instruments measured at fair value through profit or loss		(979)	(1,637)	(503)	(3,405)	(1,902)
Net interest income		1,649	967	1,729	4,344	4,822
Other net income from fair value changes on financial instruments		1,145	2,182	1,090	4,793	3,990
Credit loss (expense) / recovery	8	(9)	(28)	7	(62)	(39)
Fee and commission income		4,779	4,799	4,694	14,478	14,246
Fee and commission expense		(401)	(416)	(442)	(1,226)	(1,327)
Net fee and commission income	3	4,378	4,383	4,252	13,252	12,920
Other income	4	212	137	200	513	544
Total operating income		7,375	7,641	7,279	22,839	22,237
Personnel expenses	5	3,331	3,524	3,598	10,411	11,253
General and administrative expenses	6	2,233	2,308	2,282	6,777	5,993
Depreciation and impairment of property, equipment and software		264	241	221	737	694
Amortization and impairment of intangible assets		15	16	16	47	53
Total operating expenses		5,843	6,089	6,117	17,971	17,993
Operating profit / (loss) before tax		1,532	1,553	1,161	4,868	4,244
Tax expense / (benefit)	7	393	369	256	1,172	937
Net profit / (loss)		1,140	1,184	905	3,696	3,307
Net profit / (loss) attributable to preferred noteholders				0		46
Net profit / (loss) attributable to non-controlling interests		3	1	2	6	3
Net profit / (loss) attributable to shareholders		1,137	1,183	904	3,690	3,257

UBS AG interim consolidated financial statements (unaudited)

Statement of comprehensive income
	For the quarter ended			Year-to-date
CHF million	30.9.18	30.6.18	30.9.17	30.9.18	30.9.17

Comprehensive income attributable to shareholders
Net profit / (loss)	1,137	1,183	904	3,690	3,257

Other comprehensive income that may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements related to net assets of foreign operations, before tax	(460)	787	532	(152)	(1,035)
Effective portion of changes in fair value of hedging instruments designated as net investment hedges, before tax	100	(55)	(157)	140	44
Foreign currency translation differences on foreign operations reclassified to the income statement	6	15	2	21	27
Effective portion of changes in fair value of hedging instruments designated in net investment hedge reclassified to the income statement	0	0	0	0	0
Income tax relating to foreign currency translations, including the impact of net investment hedges	(34)	(1)	226	(34)	229
Subtotal foreign currency translation, net of tax	(389)	747	602	(25)	(735)
Financial assets measured at fair value through other comprehensive income
Net unrealized gains / (losses), before tax	(22)	(24)	57	(117)	110
Impairment charges reclassified to the income statement from equity	0	0	0	0	13
Realized gains reclassified to the income statement from equity	0	0	(13)	0	(156)
Realized losses reclassified to the income statement from equity	0	0	2	0	9
Income tax relating to net unrealized gains / (losses)	6	6	(22)	31	(24)
Subtotal financial assets measured at fair value through other comprehensive income, net of tax	(16)	(18)	24	(86)	(47)
Cash flow hedges of interest rate risk
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax	(253)	(127)	60	(822)	195
Net (gains) / losses reclassified to the income statement from equity	(45)	(70)	(209)	(242)	(640)
Income tax relating to cash flow hedges	64	37	30	215	93
Subtotal cash flow hedges, net of tax	(234)	(161)	(118)	(849)	(351)
Total other comprehensive income that may be reclassified to the income statement, net of tax	(639)	569	508	(960)	(1,133)

Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans
Gains / (losses) on defined benefit plans, before tax	(43)	250	135	173	299
Income tax relating to defined benefit plans	2	2	(7)	25	(4)
Subtotal defined benefit plans, net of tax	(41)	252	128	197	295
Own credit on financial liabilities designated at fair value
Gains / (losses) from own credit on financial liabilities designated at fair value, before tax	(284)	248	(36)	135	(288)
Income tax relating to own credit on financial liabilities designated at fair value	2	0	0	0	(1)
Subtotal own credit on financial liabilities designated at fair value, net of tax	(283)	248	(36)	135	(290)
Total other comprehensive income that will not be reclassified to the income statement, net of tax	(324)	499	92	332	5

Total other comprehensive income	(963)	1,068	600	(627)	(1,128)
Total comprehensive income attributable to shareholders	174	2,251	1,504	3,063	2,129

Statement of comprehensive income (continued)
	For the quarter ended			Year-to-date
CHF million	30.9.18	30.6.18	30.9.17	30.9.18	30.9.17

Comprehensive income attributable to preferred noteholders
Net profit / (loss)	0	0	0	0	46

Other comprehensive income that will not be reclassified to the income statement
Foreign currency translation movements, before tax	0	0	30	0	44
Income tax relating to foreign currency translation movements	0	0	0	0	0
Subtotal foreign currency translation, net of tax	0	0	30	0	44
Total other comprehensive income that will not be reclassified to the income statement, net of tax	0	0	30	0	44
Total comprehensive income attributable to preferred noteholders	0	0	30	0	90

Comprehensive income attributable to non-controlling interests
Net profit / (loss)	3	1	2	6	3

Other comprehensive income that will not be reclassified to the income statement
Foreign currency translation movements, before tax	0	(2)	0	(2)	(1)
Income tax relating to foreign currency translation movements	0	0	0	0	0
Subtotal foreign currency translation, net of tax	0	(2)	0	(2)	(1)
Total other comprehensive income that will not be reclassified to the income statement, net of tax	0	(2)	0	(2)	(1)
Total comprehensive income attributable to non-controlling interests	3	(1)	1	4	2

Total comprehensive income
Net profit / (loss)	1,140	1,184	905	3,696	3,307
Other comprehensive income	(963)	1,066	630	(629)	(1,085)
of which: other comprehensive income that may be reclassified to the income statement	(639)	569	508	(960)	(1,133)
of which: other comprehensive income that will not be reclassified to the income statement	(324)	497	121	330	48
Total comprehensive income	177	2,250	1,535	3,066	2,221

UBS AG interim consolidated financial statements (unaudited)

Balance sheet
CHF million	Note	30.9.18	30.6.18	31.12.17

Assets
Cash and balances at central banks		92,632	102,262	87,775
Loans and advances to banks		15,284	15,518	13,693
Receivables from securities financing transactions		81,951	76,450	89,633
Cash collateral receivables on derivative instruments	10	21,414	24,937	23,434
Loans and advances to customers	8	320,236	320,569	320,659
Other financial assets measured at amortized cost	11	20,682	21,072	36,935
Total financial assets measured at amortized cost		552,199	560,808	572,129
Financial assets at fair value held for trading	9	121,004	112,258	126,244
of which: assets pledged as collateral that may be sold or repledged by counterparties		37,019	36,580	35,363
Derivative financial instruments	9, 10	114,248	121,605	118,229
Brokerage receivables	9	20,235	18,415
Financial assets at fair value not held for trading	9	86,852	92,875	58,556
Total financial assets measured at fair value through profit or loss		342,339	345,153	303,028
Financial assets measured at fair value through other comprehensive income	9	6,618	6,941	8,665
Investments in associates		982	1,026	1,018
Property, equipment and software		8,181	8,216	7,985
Goodwill and intangible assets		6,316	6,391	6,398
Deferred tax assets		9,584	9,804	9,783
Other non-financial assets	11	6,873	6,956	7,358
Total assets		933,091	945,296	916,363

Balance sheet (continued)
CHF million	Note	30.9.18	30.6.18	31.12.17

Liabilities
Amounts due to banks		10,109	10,242	7,533
Payables from securities financing transactions		10,816	10,130	17,044
Cash collateral payables on derivative instruments	10	27,635	31,843	30,247
Customer deposits		404,875	407,171	412,392
Funding from UBS Group AG and its subsidiaries		38,172	38,771	34,749
Debt issued measured at amortized cost	13	96,012	98,929	104,749
Other financial liabilities measured at amortized cost	11	6,836	7,187	37,133
Total financial liabilities measured at amortized cost		594,454	604,274	643,847
Financial liabilities at fair value held for trading	9	32,030	31,416	30,463
Derivative financial instruments	9, 10	113,553	119,224	116,134
Brokerage payables designated at fair value	9	38,268	37,904
Debt issued designated at fair value	9, 12	61,631	56,849	49,502
Other financial liabilities designated at fair value	9, 11	34,605	37,342	16,223
Total financial liabilities measured at fair value through profit or loss		280,087	282,736	212,323
Provisions	14	2,930	3,084	3,084
Other non-financial liabilities	11	5,446	5,181	6,335
Total liabilities		882,917	895,275	865,588

Equity
Share capital		386	386	386
Share premium		26,986	26,984	26,966
Retained earnings		29,531	28,718	29,102
Other comprehensive income recognized directly in equity, net of tax		(6,766)	(6,127)	(5,736)
Equity attributable to shareholders		50,136	49,961	50,718
Equity attributable to non-controlling interests		38	60	57
Total equity		50,174	50,021	50,775
Total liabilities and equity		933,091	945,296	916,363

UBS AG interim consolidated financial statements (unaudited)

Statement of changes in equity
CHF million	Share capital	Share premium	Retained earnings	Other comprehensive income recognized directly in equity, net of tax[1]
Balance as of 1 January 2017	386	29,505	28,265	(4,494)
Issuance of share capital
Premium on shares issued and warrants exercised		6
Tax (expense) / benefit		12
Dividends		(2,250)
Preferred notes
New consolidations / (deconsolidations) and other increases / (decreases)		(313)
Total comprehensive income for the period			3,262	(1,133)
of which: net profit / (loss)			3,257
of which: other comprehensive income (OCI) that may be reclassified to the income statement, net of tax				(1,133)
of which: OCI that will not be reclassified to the income statement, net of tax – defined benefit plans			295
of which: OCI that will not be reclassified to the income statement, net of tax – own credit			(290)
of which: OCI that will not be reclassified to the income statement, net of tax – foreign currency translation
Balance as of 30 September 2017	386	26,960	31,527	(5,627)

Balance as of 1 January 2018 before the adoption of IFRS 9 and IFRS 15	386	26,966	29,102	(5,736)
Effect of adoption of IFRS 9			(505)	(72)
Effect of adoption of IFRS 15			(24)
Balance as of 1 January 2018 after the adoption of IFRS 9 and IFRS 15	386	26,966	28,573	(5,808)
Issuance of share capital
Premium on shares issued and warrants exercised		22
Tax (expense) / benefit		6
Dividends			(3,065)
New consolidations / (deconsolidations) and other increases / (decreases)		(8)
Total comprehensive income for the period			4,022	(960)
of which: net profit / (loss)			3,690
of which: other comprehensive income (OCI) that may be reclassified to the income statement, net of tax				(960)
of which: OCI that will not be reclassified to the income statement, net of tax – defined benefit plans			197
of which: OCI that will not be reclassified to the income statement, net of tax – own credit			135
of which: OCI that will not be reclassified to the income statement, net of tax – foreign currency translation
Balance as of 30 September 2018	386	26,986	29,531	(6,766)
1 Excludes defined benefit plans and own credit that are recorded directly in Retained earnings.

of which: foreign currency translation	of which: financial assets measured at fair value through OCI	of which: cash flow hedges	Total equity attributable to shareholders	Preferred noteholders	Non-controlling interests	Total equity
(5,564)	98	972	53,662	642	40	54,343
			0			0
			6			6
			12			12
			(2,250)	(46)	(4)	(2,300)
			0	1		1
			(313)		19	(294)
(735)	(47)	(351)	2,129	90	2	2,221
			3,257	46	3	3,307
(735)	(47)	(351)	(1,133)			(1,133)
			295			295
			(290)			(290)
			0	44	(1)	43
(6,299)	51	621	53,246	687	56	53,989

(6,099)	12	351	50,718		57	50,775
	(72)		(577)			(577)
			(24)			(24)
(6,099)	(60)	351	50,117		57	50,174
			0			0
			22			22
			6			6
			(3,065)		(7)	(3,072)
			(8)		(16)	(24)
(25)	(86)	(849)	3,063		4	3,066
			3,690		6	3,696
(25)	(86)	(849)	(960)			(960)
			197			197
			135			135
			0		(2)	(2)
(6,124)	(144)	(498)	50,136		38	50,174

UBS AG interim consolidated financial statements (unaudited)

Statement of cash flows[1]
	Year-to-date
CHF million	30.9.18	30.9.17

Cash flow from / (used in) operating activities
Net profit / (loss)	3,696	3,307
Non-cash items included in net profit and other adjustments:
Depreciation and impairment of property, equipment and software	737	694
Amortization and impairment of intangible assets	47	53
Credit loss expense / (recovery)	62	39
Share of net profits of associates / joint ventures and impairment of associates	(46)	(49)
Deferred tax expense / (benefit)	602	296
Net loss / (gain) from investing activities	(16)	85
Net loss / (gain) from financing activities	2,636	583
Other net adjustments	(383)	(342)
Net change in operating assets and liabilities:
Loans and advances to banks / amounts due to banks	2,359	27
Securities financing transactions	887	(12,944)
Cash collateral on derivative instruments	(340)	(2,199)
Loans and advances to customers	(8,356)	(11,536)
Customer deposits	(1,252)	(17,054)
Financial assets and liabilities at FV held for trading and derivative financial instruments	(7,037)	(7,142)
Brokerage receivables and payables	7,385
Financial assets at fair value not held for trading, other financial assets and liabilities	6,765	9,935
Provisions, other non-financial assets and liabilities	(108)	(1,293)
Income taxes paid, net of refunds	(704)	(857)
Net cash flow from / (used in) operating activities	6,932	(38,397)

Cash flow from / (used in) investing activities
Purchase of subsidiaries, associates and intangible assets	(16)	(100)
Disposal of subsidiaries, associates and intangible assets[2]	126	148
Purchase of property, equipment and software	(1,011)	(1,064)
Disposal of property, equipment and software	103	27
Purchase of financial assets measured at fair value through other comprehensive income	(1,038)	(7,829)
Disposal and redemption of financial assets measured at fair value through other comprehensive income	1,049	10,559
Net (purchase) / redemption of debt securities measured at amortized cost	(2,084)
Net (purchase) / redemption of financial assets held to maturity		11
Net cash flow from / (used in) investing activities	(2,872)	1,752

Table continues on the next page.

Statement of cash flows (continued)[1]

Table continued from previous page.
	Year-to-date
CHF million	30.9.18	30.9.17

Cash flow from / (used in) financing activities
Net short-term debt issued / (repaid)	(7,302)	21,855
Distributions paid on UBS shares	(3,065)	(2,250)
Issuance of long-term debt, including debt issued designated at fair value[3]	48,932	40,066
Repayment of long-term debt, including debt issued designated at fair value[3]	(35,163)	(32,346)
Dividends paid and repayments of preferred notes	0	(45)
Net changes in non-controlling interests	14	(5)
Net cash flow from / (used in) financing activities	3,416	27,275

Total cash flow
Cash and cash equivalents at the beginning of the period	102,154	121,107
Net cash flow from / (used in) operating, investing and financing activities	7,476	(9,370)
Effects of exchange rate differences on cash and cash equivalents	(933)	(324)
Cash and cash equivalents at the end of the period[4]	108,697	111,413
of which: cash and balances at central banks	92,518	94,563
of which: loans and advances to banks	13,790	13,753
of which: money market paper[5]	2,389	3,097

Additional information
Net cash flow from / (used in) operating activities includes:
Interest received in cash	10,269	9,132
Interest paid in cash	6,810	5,127
Dividends on equity investments, investment funds and associates received in cash[6]	1,884	1,465

1 Upon adoption of IFRS 9 on 1 January 2018, cash flows from certain financial instruments have been reclassified from investing to operating activities. Refer to Note 18 for more information.    2 Includes dividends received from associates.    3 Includes funding from UBS Group AG and its subsidiaries.    4 CHF 3,054 million and CHF 2,559 million of cash and cash equivalents (mainly reflected in Loans and advances to banks) were restricted as of 30 September 2018 and 30 September 2017, respectively. Refer to “Note 23 Restricted and transferred financial assets” in the “Consolidated financial statements” section in the Annual Report 2017 for more information.    5 Money market paper is included in the balance sheet under Financial assets at fair value held for trading, Financial assets measured at fair value through other comprehensive income, Financial assets at fair value not held for trading and Other financial assets measured at amortized cost.    6 Includes dividends received from associates reported within Cash flow from / (used in) investing activities.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Notes to the UBS AG interim
consolidated financial statements (unaudited)

Note 1   Basis of accounting

1.1 Basis of preparation

The consolidated financial statements (the Financial Statements) of UBS AG and its subsidiaries (together “UBS AG”) are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), and are presented in Swiss francs (CHF), which is also the functional currency of UBS AG’s Head Office and its Swiss-based operations.1 These interim Financial Statements are prepared in accordance with IAS 34, Interim Financial Reporting.

In preparing these interim Financial Statements, the same accounting policies and methods of computation have been applied as in the UBS AG consolidated annual Financial Statements for the period ended 31 December 2017, except for the changes described in this note, in Note 18 of this report and in “Note 1 Basis of accounting” in the “Consolidated financial statements” section of the first and second quarter 2018 reports. These interim Financial Statements are unaudited and should be read in conjunction with UBS AG’s audited consolidated Financial Statements included in the Annual Report 2017. In the opinion of management, all necessary adjustments were made for a fair presentation of UBS AG’s financial position, results of operations and cash flows.

Preparation of these interim Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income, expenses and disclosures of contingent assets and liabilities. These estimates and assumptions are based on the best available information. Actual results in the future could differ from such estimates and such differences may be material to the Financial Statements. Revisions to estimates, based on regular reviews, are recognized in the period in which they occur. For more information on areas of estimation uncertainty considered to require critical judgment, refer to “Note 1a) Significant accounting policies” in the “Consolidated financial statements” section of the Annual Report 2017 and in Note 18.1 of this report.

1.2 Adoption of IFRS 9 and IFRS 15 in the first quarter of 2018

IFRS 9, Financial Instruments

As disclosed in the UBS AG first and second quarter 2018 reports, effective 1 January 2018, UBS AG adopted IFRS 9, Financial Instruments, which replaces IAS 39, Financial Instruments: Recognition and Measurement and substantially changes accounting and financial reporting in three key areas: classification and measurement of financial assets, impairment and hedge accounting. In addition, UBS AG early adopted the Amendment to IFRS 9, Prepayment Features with Negative Compensation, issued in October 2017, which allows UBS AG to continue to apply amortized cost accounting to Swiss private mortgages and corporate loans that provide for two-way compensation if a prepayment occurs. UBS AG continues to apply hedge accounting under IAS 39 as permitted by IFRS 9 and early adopted the own credit requirements of IFRS 9 during the first quarter of 2016.

As permitted by the transitional provisions of IFRS 9, UBS AG elected not to restate comparative period information. Any effect on the carrying amounts of financial assets and liabilities at the date of transition to IFRS 9 was recognized as an adjustment to opening retained earnings. The adoption of IFRS 9 effective 1 January 2018 resulted in a reduction to IFRS consolidated equity as of 1 January 2018 of CHF 577 million. This effect is comprised of classification and measurement changes of CHF 351 million on a pre-tax basis and CHF 293 million net of tax, as well as effects from the implementation of impairment requirements based on an expected credit loss (ECL) methodology of CHF 348 million on a pre-tax basis and CHF 284 million net of tax.

1 Following expectations set out in the Annual Report 2017 of UBS Group AG and UBS AG and as disclosed in the third quarter 2018 report of UBS Group AG, the functional currency of UBS AG’s Head Office in Switzerland has changed from Swiss francs to US dollars (USD), and the functional currency of UBS AG’s London Branch operations has changed from British pounds to USD effective 1 October 2018 on a prospective basis, in light of cumulative changes in UBS’s legal structure, business activities and evolving changes to its structural currency management strategy. In line with these changes, the presentation currency of UBS AG’s consolidated financial statements has changed from Swiss francs to USD. Refer to Note 16 for more information on events after the reporting period.

Note 1   Basis of accounting (continued)

The calculation of ECL requires management to apply judgment and make estimates and assumptions that involve significant uncertainty at the time they are made and can have a material effect on the timing and amount of ECL to be recognized. These judgments, estimates and assumptions are an inherent part of the ECL calculation which includes probability of default (PD), loss given default (LGD) and exposure at default (EAD) models, the determination of a significant increase in credit risk, the selection of appropriate scenarios and macroeconomic factors and the ECL measurement period. These inputs are based on the best available information and are subject to frequent re-assessment.

The updated accounting policies for classification and measurement of financial instruments and impairment of financial assets as applied from 1 January 2018 are presented in Note 18.1 of this report, alongside further detail on areas of critical accounting estimates and judgments. The detailed effects of the adoption of IFRS 9 on 1 January 2018 are presented in Note 18.2.

→   Refer to the 31 March 2018 Pillar 3 report – UBS Group and significant regulated subsidiaries and sub-groups under “Pillar 3 disclosures” at www.ubs.com/investors  for more information on the effect of the IFRS 9 transition on UBS’s capital adequacy

IFRS 15, Revenue from Contracts with Customers

As disclosed in the UBS AG first quarter and second quarter 2018 reports, effective from 1 January 2018, UBS AG adopted IFRS 15, Revenue from Contracts with Customers, which replaces IAS 18, Revenue  and establishes principles for revenue recognition that apply to all contracts with customers except those relating to financial instruments, leases and insurance contracts and requires an entity to recognize revenue as performance obligations are satisfied.

The adoption of IFRS 15 resulted in changes to UBS AG’s accounting policies applicable from 1 January 2018. Accounting policies set out in Note 1.3.2 in the “Consolidated financial statements” section of the first quarter 2018 report replace item 4 of Note 1a) in the UBS AG consolidated annual Financial Statements for the year ended 31 December 2017. The primary changes stem from IFRS 15 requirements that fee and commission income is measured based on consideration specified in a legally enforceable contract and variable consideration that is contingent on an uncertain event can only be recognized to the extent that it is highly probable that a significant reversal will not occur. UBS AG does not generally consider the highly probable criteria to be met where the contingency is beyond the control of UBS AG .

As permitted by the transitional provisions of IFRS 15, UBS AG elected not to restate comparative figures. Instead, the cumulative effect of initially applying the standard was recognized as an adjustment to the opening balance of retained earnings. A transition adjustment of CHF 27 million on a pre-tax basis and CHF 24 million net of tax was posted to retained earnings to reverse income recognized prior to 1 January 2018 under IAS 18 that must be deferred under IFRS 15 either due to the variable consideration constraint (asset management performance fees of CHF 16 million) or because UBS AG does not have an enforceable right to a specified amount of consideration (commission-sharing agreements for research services of CHF 11 million).

IFRS 15 also resulted in changes to presentation. Fee and commission income and expenses are presented gross rather than net on the face of the income statement when UBS AG is considered principal to the contract with a customer. In turn, fees and expenses can only be presented net when UBS AG is considered to be an agent.

→   Refer to Note 3 for more information

1.3 New accounting standards to be adopted in 2019

IFRS 16, Leases

UBS AG will adopt IFRS 16, Leases,  on 1 January 2019. IFRS 16 will fundamentally change how UBS accounts for operating leases when UBS AG is acting as a lessee, with a requirement to record a lease obligation and a right of use asset on the balance sheet. Upon adoption of IFRS 16, assets and liabilities are expected to increase by approximately CHF 4 billion with no material impact to UBS AG’s equity. UBS AG has made significant progress during 2018 in developing the core technology build, reporting impacts and governance frameworks, which it intends to finalize in the fourth quarter of 2018.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 2   Segment reporting

UBS AG‘s businesses are organized globally into four business divisions: Global Wealth Management, Personal & Corporate Banking, Asset Management and the Investment Bank, all of which are supported by Corporate Center. The four business divisions qualify as reportable segments for the purpose of segment reporting and, together with Corporate Center and its units, reflect the management structure of UBS AG. Corporate Center – Non-core and Legacy Portfolio is managed and reported as a separate reportable segment within Corporate Center. Refer to “Note 1a Significant accounting policies” item 2 and “Note 2 Segment reporting” in the “Consolidated financial statements” section of the Annual Report 2017 for more information on UBS AG’s reporting segments.

Effective 1 February 2018, UBS AG integrated its Wealth Management and Wealth Management Americas business divisions into a single Global Wealth Management business division. Refer to “Note 1.2 Changes to segment reporting effective first quarter 2018” in the “Consolidated financial statements” section of the first quarter 2018 report for more information.

	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Corporate Center			UBS AG
CHF million					Services	Group ALM	Non-core and Legacy Portfolio

For the nine months ended 30 September 2018[1]
Net interest income	3,042	1,504	(22)	758	(288)	(670)	21	4,344
Non-interest income	9,269	1,347	1,360	5,970	428	(63)	246	18,558
Allocations from CC Group ALM	89	35	10	(304)	32	217	(78)	0
Income	12,399	2,885	1,348	6,424	172	(516)	189	22,902
Credit loss (expense) / recovery	(4)	(38)	0	(20)	0	0	(2)	(62)
Total operating income	12,396	2,847	1,348	6,404	172	(515)	187	22,839
Personnel expenses	5,629	598	521	2,325	1,279	29	28	10,411
General and administrative expenses	915	174	144	434	5,001	29	82	6,777
Services (to) / from CC and other BDs	2,748	865	354	2,042	(6,142)	2	132	0
of which: services from CC Services	2,671	920	385	1,984	(6,197)	124	114	0
Depreciation and impairment of property, equipment and software	3	10	1	6	717	0	0	737
Amortization and impairment of intangible assets	35	0	1	10	1	0	0	47
Total operating expenses	9,329	1,646	1,021	4,817	856	59	242	17,971
Operating profit / (loss) before tax	3,067	1,201	327	1,587	(685)	(575)	(55)	4,868
Tax expense / (benefit)								1,172
Net profit / (loss)								3,696

As of 30 September 2018
Total assets	195,996	136,125	26,116	269,777	19,135	251,787	34,155	933,091

For the nine months ended 30 September 2017[1]
Net interest income	2,694	1,427	(23)	855	(265)	112	22	4,822
Non-interest income	8,940	1,320	1,432	5,344	329	39	52	17,454
Allocations from CC Group ALM	275	139	14	(264)	89	(199)	(54)	0
Income	11,909	2,886	1,422	5,935	153	(50)	19	22,276
Credit loss (expense) / recovery	(3)	(23)	0	(10)	0	0	(3)	(39)
Total operating income	11,906	2,864	1,422	5,925	153	(50)	16	22,237
Personnel expenses	5,635	646	542	2,306	2,064	25	34	11,253
General and administrative expenses	917	205	162	447	4,267	14	(19)	5,993
Services (to) / from CC and other BDs	2,641	817	374	2,008	(5,997)	(10)	167	0
of which: services from CC Services	2,567	885	402	1,940	(6,038)	100	144	0
Depreciation and impairment of property, equipment and software	3	9	1	7	674	0	0	694
Amortization and impairment of intangible assets	34	0	3	9	6	0	0	53
Total operating expenses	9,230	1,677	1,083	4,777	1,015	29	183	17,993
Operating profit / (loss) before tax	2,676	1,186	340	1,148	(861)	(79)	(167)	4,244
Tax expense / (benefit)								937
Net profit / (loss)								3,307

As of 31 December 2017
Total assets	190,074	135,587	14,270	263,046	19,447	247,739	46,200	916,363
1 Prior period information may not be comparable as a result of the adoption of IFRS 9 and IFRS 15, both effective 1 January 2018. Refer to Note 1 for more information on these changes.

Note 3  Net fee and commission income1

	For the quarter ended			Year-to-date
CHF million	30.9.18	30.6.18	30.9.17	30.9.18	30.9.17
Underwriting fees	206	189	244	637	814
of which: equity underwriting fees	96	88	149	302	459
of which: debt underwriting fees	111	101	95	335	355
M&A and corporate finance fees	256	178	174	627	521
Brokerage fees	770	877	871	2,615	2,839
Investment fund fees	1,198	1,213	1,052	3,618	3,159
Portfolio management and related services	1,911	1,902	1,890	5,649	5,536
Other	439	440	461	1,332	1,377
Total fee and commission income[2]	4,779	4,799	4,694	14,478	14,246
of which: recurring	3,176	3,161		9,408
of which: transaction-based	1,585	1,617		5,012
of which: performance-based	18	22		58
Brokerage fees paid	62	75	162	221	506
Other	340	341	280	1,005	821
Total fee and commission expense	401	416	442	1,226	1,327
Net fee and commission income	4,378	4,383	4,252	13,252	12,920
of which: net brokerage fees	709	802	709	2,394	2,333

1 Upon adoption of IFRS 15, certain brokerage fees paid in an agency capacity have been reclassified from Fee and commission expense to Fee and commission income on a prospective basis from 1 January 2018, primarily relating to third-party execution costs for exchange-traded derivative transactions and fees payable to third-party research providers on behalf of clients. In addition to the IFRS 15 changes, certain revenues, primarily distribution fees and fund management fees, have been reclassified between reporting lines to better reflect the nature of the revenues, with prior period information restated accordingly. This resulted in the following impacts: For the quarter ended 30 September 2017, CHF 68 million was reclassified from Underwriting fees to Brokerage fees and CHF 265 million was reclassified from Portfolio management and related services to Investment fund fees. For the first nine months of 2017, CHF 233 million was reclassified from total Underwriting fees to Brokerage fees and CHF 764 million was reclassified from Portfolio management and related services to Investment fund fees. Also, certain expenses that are incremental and incidental to revenues have been reclassified prospectively from General and administrative expenses to Fee and commission expense to improve the alignment of transaction-based costs with the associated revenue stream, primarily impacting clearing costs, client loyalty costs, fund and custody expenses. As the impact of this reclassification was not material, prior period information was not restated.    2 Reflects third-party fee and commission income for the third quarter of 2018 of CHF 2,783 million for Global Wealth Management (second quarter of 2018: CHF 2,832 million), CHF 306 million for Personal & Corporate Banking (second quarter of 2018: CHF 301 million), CHF 792 million for Asset Management (second quarter of 2018: CHF 801 million), CHF 891 million for the Investment Bank (second quarter of 2018: CHF 863 million) and CHF 8 million for Corporate Center (second quarter of 2018: CHF 3 million).

Note 4  Other income

	For the quarter ended			Year-to-date
CHF million	30.9.18	30.6.18	30.9.17	30.9.18	30.9.17
Associates, joint ventures and subsidiaries
Net gains / (losses) from disposals of subsidiaries[1]	19	(10)	3	8	(19)
Share of net profits of associates and joint ventures	16	15	20	46	56
Impairments related to associates			(7)		(7)
Total	35	5	17	54	30
Financial assets measured at fair value through other comprehensive income
Net gains / (losses) from disposals	0	0	11	0	147
Impairments	0	0	0	0	(13)
Total	0	0	10	0	133
Net gains / (losses) from disposals of financial assets measured at amortized cost	0	(1)	2	0	17
Net income from properties (excluding net gains / (losses) from disposals)[2]	6	6	6	18	18
Net gains / (losses) from disposals of properties held for sale	30	0	0	30	(1)
Income from shared services provided to UBS Group AG or its subsidiaries[3]	114	105	124	339[4]	259
Other	27	22	41	72	88
Total other income	212	137	200	513	544

1 Includes foreign exchange gains / (losses) reclassified from other comprehensive income related to disposed foreign subsidiaries and branches.    2 Includes net rent received from third parties and net operating expenses.    3 Relates to subsidiaries not in the UBS AG scope of consolidation.    4 The increase compared with the first nine months of 2017 was mainly due to the transfer of shared services functions in Switzerland and the UK from UBS AG to UBS Business Solutions AG in the second quarter and fourth quarter of 2017, respectively. Refer to the Annual Report 2017 for more information.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 5  Personnel expenses

	For the quarter ended			Year-to-date
CHF million	30.9.18	30.6.18	30.9.17	30.9.18	30.9.17
Salaries and variable compensation	1,918	2,084	2,103	6,214	6,661
Financial advisor variable compensation[1]	996	996	976	2,966	2,956
Contractors	42	50	83	133	247
Social security	145	156	183	491	547
Pension and other post-employment benefit plans	98	119	132	238[2]	464
Other personnel expenses	131	118	122	370	377
Total personnel expenses	3,331	3,524	3,598	10,411[3]	11,253

1 Financial advisor variable compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, assets and other variables. It also includes expenses related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements.    2 Changes to the Pension Fund of UBS in Switzerland in the first quarter of 2018 resulted in a reduction in the pension obligation recognized by UBS AG. As a consequence, a pre-tax gain of CHF 123 million was recognized in the income statement in the first quarter of 2018, with no overall effect on total equity. Refer to “Note 5 Personnel expenses” in the “Consolidated financial statements” section of the first quarter 2018 report for more information.    3 The decrease compared with the first nine months of 2017 was mainly due to the transfer of shared services functions in Switzerland and the UK from UBS AG to UBS Business Solutions AG in the second quarter and fourth quarter of 2017, respectively. Refer to the Annual Report 2017 for more information.

Note 6  General and administrative expenses

	For the quarter ended			Year-to-date
CHF million	30.9.18	30.6.18	30.9.17	30.9.18	30.9.17
Occupancy	211	207	204	623	628
Rent and maintenance of IT and other equipment	75	77	91	228	331
Communication and market data services	129	123	129	376	409
Administration	1,275	1,217	882	3,784	2,109
of which: shared services costs charged by UBS Group AG or its subsidiaries[1]	1,156	1,151	733	3,461[2]	1,766
of which: UK bank levy[3]	0	(45)	0	(45)	(71)
Marketing and public relations	58	61	66	189	225
Travel and entertainment	87	96	87	262	270
Professional fees	197	208	275	600	781
Outsourcing of IT and other services	175	181	320	532	908
Litigation, regulatory and similar matters[4]	3	131	197	123	239
Other	23	7	32	59	93
Total general and administrative expenses	2,233	2,308	2,282	6,777	5,993

1 Relates to subsidiaries not in the UBS AG scope of consolidation.    2 The increase compared with the first nine months of 2017 was mainly due to the transfer of shared services functions in Switzerland and the UK from UBS AG to UBS Business Solutions AG in the second quarter and fourth quarter of 2017, respectively. Refer to the Annual Report 2017 for more information.    3 The credits presented for the periods shown are related to prior years.    4 Reflects the net increase / (release) in provisions for litigation, regulatory and similar matters recognized in the income statement. Refer to Note 14 for more information. Also includes recoveries from third parties (third quarter of 2018: CHF 0 million; second quarter of 2018: CHF 10 million; third quarter of 2017: CHF 50 million).

Note 7   Income taxes

UBS AG recognized an income tax expense of CHF 393 million for the third quarter of 2018 compared with an income tax expense of CHF 256 million for the third quarter of 2017.

The current tax expense was CHF 211 million compared with CHF 217 million in the third quarter of 2017 and related to taxable profits of UBS Switzerland AG and other subsidiaries and branches of UBS AG.

Deferred tax expenses were CHF 182 million in the third quarter of 2018 compared with CHF 39 million in the third quarter of 2017 and mainly related to the amortization of deferred tax assets previously recognized in relation to tax losses carried forward and deductible temporary differences to reflect their offset against profits for the quarter.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 8   Expected credit loss measurement

a) Expected credit losses in the period

Total net credit loss expenses amounted to CHF 9 million in the third quarter of 2018, reflecting an CHF 11 million decrease in expected credit losses (ECL) from stage 1 and 2 positions and a CHF 20 million increase in losses from credit-impaired (stage 3) positions.

An CHF 11 million decrease in stage 1 and 2 ECL was recognized in the period, primarily arising from a canceled facility in the Investment Bank, as well as improvements in market data, macroeconomic data and other risk parameters, predominantly impacting Personal & Corporate Banking and Global Wealth Management portfolios, partly offset by the effect of updated scenario weights, as well as new transactions.

Stage 3 losses of CHF 20 million were recognized across a number of defaulted positions, predominantly in Personal & Corporate Banking and Global Wealth Management.

There have not been any material changes to the models used to calculate ECL and to determine stage allocation since 1 January 2018, the date of transition to IFRS 9.

As outlined in Note 18, UBS AG uses four different economic scenarios in the ECL calculation: an upside, a baseline, a mild downside and a severe downside scenario. A quantitative estimation of the scenario weights was re-performed in the third quarter of 2018 and the model-based quantitative results indicated a shift from the upside scenario to the mild downside scenario. Consequently, UBS AG decided to update the scenario weights applied to calculate ECL as of 30 September 2018, resulting in a shift of 2.5% from the upside to the mild downside scenario when compared with the weights applied as of 30 June 2018.

Economic scenarios and weights applied

	Assigned weights in %
ECL scenario	30.9.18	30.6.18
Upside	17.5	20.0
Baseline	42.5	42.5
Mild downside	32.5	30.0
Severe downside	7.5	7.5

Market data, such as house prices, equity indices and foreign exchange rates, and macroeconomic factors, such as unemployment rates and gross domestic product (GDP), have been updated to reflect the most recently observed economic trends and future outlooks. The updates reflect favorable developments in the last quarter and offset the effect of the aforementioned change in scenario weights.

b) ECL-relevant balance sheet and off-balance sheet positions including ECL allowances and provisions

The tables on the following pages provide information on financial instruments and certain non-financial instruments that are subject to ECL. For amortized cost instruments, the net carrying value represents the maximum exposure to credit risk, taking into account the allowance for credit losses. Financial assets measured at fair value through other comprehensive income (FVOCI) are also subject to ECL; however, unlike amortized cost instruments, the allowance does not reduce the carrying value of these financial assets. The carrying value of financial assets measured at FVOCI represents the maximum exposure to credit risk. Tables provided for 30 September 2018 and 30 June 2018 include additional detail on certain segments that have not been provided for balances as of 1 January 2018.

In addition to on-balance sheet financial assets, certain off-balance sheet and other credit lines are also subject to ECL. The maximum exposure to credit risk for off-balance sheet financial instruments is calculated based on notional amounts.

Note 8   Expected credit loss measurement (continued)

UBS AG has established ECL disclosure segments or “ECL segments” to disaggregate portfolios based on shared risk characteristics and on the same or similar rating methods applied. The key segments are presented in the table below.

Segment	Segment description	Description of credit risk sensitivity	Business division / Corporate Center
Private clients with mortgages	Lending to private clients secured by owner-occupied real estate and personal account overdrafts of those clients	Sensitive to the interest rate environment, employment status and influence from regional effects (e.g., property values)	– Personal & Corporate Banking – Global Wealth Management
Real estate financing	Rental or income-producing real estate financing to private and corporate clients secured by real estate	Sensitive to GDP development, the interest rate environment and regional effects (e.g., property values)	– Personal & Corporate Banking – Global Wealth Management
Large corporate clients	Lending to large corporate and multinational clients	Sensitive to GDP development, seasonality and business cycles and collateral values (diverse collateral including real estate and other collateral types)	– Personal & Corporate Banking – Investment Bank
SME clients	Lending to small- and medium-sized corporate clients

Sensitive to GDP development, the interest rate environment and, to some extent, seasonality and business cycles and collateral values (diverse collateral including real estate and other collateral types)

– Personal & Corporate Banking
Financial intermediaries and hedge funds	Financial institutions and pension funds, including exposures to broker-dealers and clearing houses	Sensitive to GDP development, the interest rate environment, regulatory changes and political risk	– Personal & Corporate Banking – Investment Bank – Corporate Center
Lombard	Loans secured by pledges of marketable securities, guarantees and other forms of collateral	Sensitive to the market (e.g., changes in collateral, as well as in invested assets)	– Personal & Corporate Banking – Global Wealth Management
Credit cards	Credit card solutions in Switzerland and the US	Sensitive to the interest rate environment and employment status	– Personal & Corporate Banking – Global Wealth Management
Commodity trade finance	Working capital financing of commodity traders, generally extended on a self-liquidating transactional basis

Sensitive primarily to the strength of individual transaction structures and collateral values (price volatility of commodities) as the primary source for debt service is directly linked to the shipments financed

– Personal & Corporate Banking
Leasing (finance lease receivables)	Financing of private aircraft Financing of investment goods	Sensitive to changes in collateral values Sensitive to GDP development, the interest rate environment, seasonality and business cycles and collateral values	– Personal & Corporate Banking

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 8   Expected credit loss measurement (continued)

CHF million	30.9.18
	Carrying amount				ECL allowance
Financial instruments measured at amortized cost	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Cash and balances at central banks	92,632	92,632	0	0	0	0	0	0
Loans and advances to banks	15,284	15,277	5	2	(5)	(2)	0	(3)
Receivables from securities financing transactions	81,951	81,951	0	0	(2)	(2)	0	0
Cash collateral receivables on derivative instruments	21,414	21,414	0	0	0	0	0	0
Loans and advances to customers	320,236	297,696	20,939	1,601	(832)	(50)	(170)	(612)
of which: Private clients with mortgage	123,568	112,299	10,505	765	(117)	(10)	(74)	(33)
of which: Real estate financing	35,964	27,332	8,592	39	(62)	(4)	(48)	(10)
of which: Large corporate clients	10,710	10,095	543	72	(84)	(5)	(10)	(68)
of which: SME clients	9,710	8,351	812	546	(291)	(6)	(25)	(261)
of which: Lombard	114,093	114,070	0	23	(97)	(4)	0	(93)
of which: Credit cards	1,427	1,126	288	13	(36)	(6)	(12)	(18)
of which: Commodity trade finance	3,534	3,505	12	17	(84)	(5)	0	(80)
Other financial assets measured at amortized cost	20,682	19,757	274	651	(168)	(37)	(5)	(125)
of which: Loans to financial advisors	3,294	2,889	103	302	(121)	(30)	(3)	(89)
Total financial assets measured at amortized cost[1]	552,199	528,727	21,217	2,254	(1,007)	(92)	(176)	(740)
Financial assets measured at fair value through other comprehensive income	6,618	6,618	0	0	0	0	0	0
Total on-balance sheet financial assets in scope of ECL requirements	558,817	535,345	21,217	2,254	(1,007)	(92)	(176)	(740)

	Total exposure				ECL provision
Off-balance sheet (in scope of ECL)	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Guarantees	17,133	16,616	336	182	(39)	(7)	(1)	(31)
of which: Large corporate clients	3,798	3,481	203	115	(7)	(1)	0	(5)
of which: SME clients	1,246	1,075	115	56	(23)	0	0	(22)
of which: Financial intermediaries and hedge funds	6,972	6,967	5	0	(4)	(4)	0	0
of which: Lombard	2,317	2,317	0	0	0	0	0	0
of which: Commodity trade finance	1,861	1,840	10	11	(1)	(1)	0	0
Irrevocable loan commitments	29,659	29,042	550	66	(39)	(31)	(8)	0
of which: Large corporate clients	21,286	20,697	537	52	(31)	(23)	(8)	0
Forward starting reverse repurchase and securities borrowing agreements	3,833	3,833	0	0	0	0	0	0
Committed unconditionally revocable credit lines	37,146	36,030	1,026	90	(35)	(17)	(18)	0
of which: Real estate financing	2,797	2,351	446	0	(18)	(4)	(14)	0
of which: Large corporate clients	4,200	4,121	62	17	(1)	(1)	0	0
of which: SME clients	4,440	4,191	179	70	(7)	(6)	(2)	0
of which: Lombard	6,063	6,063	0	0	0	0	0	0
of which: Credit cards	7,032	6,745	287	0	(5)	(3)	(2)	0
of which: Commodity trade finance	3,061	3,048	12	1	(1)	(1)	0	0
Irrevocable committed prolongation of existing loans	2,454	2,369	85	0	(1)	(1)	0	0
Total off-balance sheet financial instruments and other credit lines	90,226	87,890	1,998	338	(115)	(56)	(27)	(31)
Total allowances and provisions					(1,122)	(148)	(203)	(771)
1 The carrying value of financial assets at amortized cost is net of the respective ECL allowances.

Note 8   Expected credit loss measurement (continued)

CHF million	30.6.18
	Carrying amount				ECL allowance
Financial instruments measured at amortized cost	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Cash and balances at central banks	102,262	102,262	0	0	0	0	0	0
Loans and advances to banks	15,518	15,510	8	0	(4)	(2)	0	(2)
Receivables from securities financing transactions	76,450	76,450	0	0	(2)	(2)	0	0
Cash collateral receivables on derivative instruments	24,937	24,937	0	0	0	0	0	0
Loans and advances to customers	320,569	295,332	23,612	1,625	(847)	(53)	(174)	(620)
of which: Private clients with mortgage	121,858	108,533	12,498	826	(122)	(9)	(79)	(34)
of which: Real estate financing	35,659	26,826	8,795	39	(60)	(3)	(49)	(8)
of which: Large corporate clients	10,486	9,841	555	91	(82)	(5)	(9)	(68)
of which: SME clients	9,920	8,055	1,284	581	(292)	(8)	(25)	(258)
of which: Lombard	116,795	116,779	0	16	(90)	(4)	0	(86)
of which: Credit cards	1,406	1,123	268	14	(37)	(6)	(11)	(20)
of which: Commodity trade finance	3,075	3,049	13	13	(88)	(4)	0	(84)
Other financial assets measured at amortized cost	21,072	20,264	292	516	(168)	(39)	(6)	(123)
of which: Loans to financial advisors	3,394	3,139	85	171	(124)	(32)	(2)	(90)
Total financial assets measured at amortized cost[1]	560,808	534,755	23,912	2,141	(1,022)	(97)	(179)	(746)
Financial assets measured at fair value through other comprehensive income	6,941	6,941	0	0	0	0	0	0
Total on-balance sheet financial assets in scope of ECL requirements	567,749	541,696	23,912	2,141	(1,022)	(97)	(179)	(746)

	Total exposure				ECL provision
Off-balance sheet (in scope of ECL)	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Guarantees	18,529	17,826	506	197	(34)	(7)	(1)	(26)
of which: Large corporate clients	3,818	3,462	218	138	(7)	(1)	0	(5)
of which: SME clients	1,262	996	221	45	(16)	0	(1)	(15)
of which: Financial intermediaries and hedge funds	7,473	7,464	9	0	(4)	(4)	0	0
of which: Lombard	2,493	2,493	0	0	0	0	0	0
of which: Commodity trade finance	2,398	2,342	43	13	(4)	(1)	0	(3)
Irrevocable loan commitments	31,009	30,407	563	38	(42)	(34)	(8)	0
of which: Large corporate clients	21,914	21,342	550	22	(34)	(27)	(7)	0
Forward starting reverse repurchase and securities borrowing agreements	1,545	1,545	0	0	0	0	0	0
Committed unconditionally revocable credit lines	34,129	33,011	1,053	65	(33)	(21)	(13)	0
of which: Real estate financing	2,676	2,404	272	0	(16)	(8)	(8)	0
of which: Large corporate clients	4,065	4,000	65	0	(1)	(1)	0	0
of which: SME clients	4,407	3,961	390	57	(8)	(5)	(2)	0
of which: Lombard	6,231	6,231	0	0	0	0	0	0
of which: Credit cards	6,980	6,712	267	0	(5)	(3)	(1)	0
of which: Commodity trade finance	2,707	2,703	0	5	(1)	(1)	0	0
Irrevocable committed prolongation of existing loans	2,760	2,741	19	0	(1)	(1)	0	0
Total off-balance sheet financial instruments and other credit lines	87,972	85,531	2,142	300	(111)	(62)	(23)	(26)
Total allowances and provisions					(1,133)	(159)	(202)	(772)
1 The carrying value of financial assets at amortized cost is net of the respective ECL allowances.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 8    Expected credit loss measurement (continued)

CHF million	1.1.18
	Carrying amount				ECL allowance
Financial instruments measured at amortized cost	Total	Stage 1	Stage 2	Stage 3[2]	Total	Stage 1	Stage 2	Stage 3
Cash and balances at central banks	87,775	87,775	0	0	0	0	0	0
Loans and advances to banks	13,673	13,654	18	0	(5)	(2)	0	(3)
Receivables from securities financing transactions	84,674	84,674	0	0	(2)	(2)	0	0
Cash collateral receivables on derivative instruments	23,434	23,434	0	0	0	0	0	0
Loans and advances to customers	312,602	283,256	27,855	1,491	(867)	(61)	(163)	(644)
of which: Private clients with mortgage	119,560	103,867	15,006	686	(124)	(12)	(69)	(44)
of which: Real estate financing	35,896	26,210	9,657	29	(62)	(3)	(53)	(6)
of which: Large corporate clients	11,004	10,358	557	88	(69)	(6)	0	(63)
of which: SME clients	10,322	8,218	1,518	585	(287)	(8)	(23)	(256)
of which: Lombard	110,601	110,584	0	17	(84)	(5)	0	(79)
Other financial assets measured at amortized cost	18,375	17,877	32	465	(136)	(29)	(1)	(106)
of which: Loans to financial advisors	3,086	2,874	32	179	(115)	(28)	(1)	(87)
Total financial assets measured at amortized cost[1]	540,533	510,671	27,906	1,956	(1,011)	(95)	(164)	(752)
Financial assets measured at fair value through other comprehensive income	6,755	6,755	0	0	0	0	0	0
Total on-balance sheet financial assets in scope of ECL requirements	547,288	517,426	27,906	1,956	(1,011)	(95)	(164)	(752)

	Total exposure				ECL provision
Off-balance sheet (in scope of ECL)	Total	Stage 1	Stage 2	Stage 3[2]	Total	Stage 1	Stage 2	Stage 3
Guarantees	17,152	16,331	633	189	(37)	(6)	(2)	(29)
Irrevocable loan commitments	30,852	30,153	662	37	(36)	(24)	(8)	(4)
of which: Large corporate clients	21,999	21,344	629	26	(27)	(19)	(4)	(4)
Forward starting reverse repurchase and securities borrowing agreements	1,216	1,216	0	0	0	0	0	0
Committed unconditionally revocable credit lines	36,690	34,471	2,157	62	(34)	(19)	(15)	0
of which: Real estate financing	3,103	2,097	1,007	0	(9)	(2)	(7)	0
of which: SME clients	4,770	4,311	406	53	(7)	(5)	(2)	0
Irrevocable committed prolongation of existing loans	1,635	1,634	0	1	0	0	0	0
Total off-balance sheet financial instruments and other credit lines	87,545	83,805	3,452	288	(107)	(49)	(24)	(33)
Total allowances and provisions					(1,117)	(144)	(188)	(785)

1 The carrying value of financial assets at amortized cost is net of the respective ECL allowances.    2 Upon adoption of IFRS 9 as of 1 January 2018, an instrument is classified as credit-impaired if the counterparty is defaulted, and / or the instrument is purchased or originated credit-impaired and includes credit-impaired exposures for which no loss has occurred or no allowance has been recognized (e.g., because they are expected to be fully recoverable through the collateral held). Refer to Note 18 for more information on the adoption of IFRS 9.

Note 9  Fair value measurement

This Note provides fair value measurement information for both financial and non-financial instruments and should be read in conjunction with “Note 22 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2017, which provides more information on valuation principles, valuation governance, fair value hierarchy classification, valuation adjustments, valuation techniques and inputs, sensitivity of fair value measurements and methods applied to calculate fair values for financial instruments not measured at fair value.

Adoption of IFRS 9

Upon adoption of IFRS 9 on 1 January 2018, certain classification and measurement changes were made, primarily resulting in a reclassification of certain financial assets and liabilities from amortized cost to fair value through profit or loss. This included:

–   brokerage receivables and payables held in the Investment Bank and Global Wealth Management;

–   auction rate securities held in Corporate Center; and

–   certain loans held in the Investment Bank.

Certain financial assets and liabilities that have been newly classified at fair value through profit or loss upon adoption of IFRS 9 on 1 January 2018 are designated as Level 3 in the fair value hierarchy. Refer to the tables and text within this Note for more information.

An immaterial amount of financial assets were reclassified from Financial assets at fair value held for trading and  Financial assets at fair value not held for trading to  Loans and advances to customers upon adoption of IFRS 9. An immaterial amount of associated loan commitments, which were recognized as derivative liabilities as of 31 December 2017, were also derecognized from the balance sheet. No material fair value gains and losses would have been recognized in the income statement in the third quarter of 2018 had these instruments not been reclassified. Similarly, no material fair value gains or losses would have been recognized in Other comprehensive income related to debt instruments that were reclassified from Financial assets available for sale to Other financial assets measured at amortized cost upon adoption of IFRS 9.

→   Refer to Note 18 for more information on the adoption of IFRS 9

Note 9   Fair value measurement (continued)

a) Fair value hierarchy

The fair value hierarchy classification of financial and non-financial assets and liabilities measured at fair value is summarized in the table below.

Determination of fair values from quoted market prices or valuation techniques[1]
	30.9.18				30.6.18				31.12.17
CHF million	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Financial assets measured at fair value on a recurring basis

Financial assets at fair value held for trading	104,346	14,171	2,487	121,004	96,133	12,862	3,263	112,258	108,963	15,309	1,972	126,244
of which:
Government bills / bonds	9,961	1,275	0	11,237	10,650	877	0	11,527	11,935	918	0	12,854
Corporate and municipal bonds	462	8,043	617	9,123	550	7,596	627	8,773	37	8,072	552	8,662
Loans	0	2,872	1,174	4,046	0	2,096	1,733	3,829	0	3,346	501	3,847
Investment fund units	8,534	1,614	441	10,590	8,716	1,974	540	11,230	7,223	1,839	571	9,632
Asset-backed securities	0	159	153	312	0	110	157	266	0	194	174	368
Equity instruments	85,388	208	101	85,697	76,218	210	188	76,615	79,276	186	105	79,566
Financial assets for unit-linked investment contracts[2]									10,492	755	69	11,316

Derivative financial instruments	799	111,900	1,549	114,248	878	119,245	1,481	121,605	458	116,222	1,549	118,229
of which:
Interest rate contracts	0	34,599	458	35,056	0	38,555	226	38,782	1	43,913	135	44,049
Credit derivative contracts	0	1,700	484	2,184	0	1,674	452	2,127	0	2,266	550	2,816
Foreign exchange contracts	448	49,347	40	49,834	563	52,941	186	53,690	207	46,749	189	47,145
Equity / index contracts	8	24,586	561	25,154	7	24,320	612	24,939	16	21,541	675	22,232
Commodity contracts	0	1,585	0	1,585	0	1,564	0	1,564	0	1,727	0	1,727

Brokerage receivables[3]	0	20,235	0	20,235	0	18,415	0	18,415

Financial assets at fair value not held for trading	38,107	44,019	4,725	86,852	42,929	45,177	4,769	92,875	23,032	34,104	1,419	58,556
of which:
Government bills / bonds	18,271	3,635	0	21,906	21,853	3,452	0	25,305	22,062	3,900	0	25,961
Corporate and municipal bonds	914	18,462	0	19,375	958	21,849	0	22,807	765	20,702	0	21,467
Financial assets for unit-linked investment contracts[2]	18,644	4,652	0	23,295	19,824	4,735	8	24,568
Loans (including structured loans)	0	7,455	1,871	9,326	0	7,394	1,904	9,298	0	9,385	758	10,143
Structured securities financing transactions[4]	0	9,647	53	9,700	0	7,556	65	7,622	0	118	173	291
Auction-rate securities[3]	0	0	1,780	1,780	0	0	1,832	1,832
Investment fund units	188	102	115	405	194	117	118	429	205	0	0	205
Equity instruments[5]	92	19	557	668	101	16	484	602
Other	0	47	350	397	0	57	357	414	0	0	489	489

Financial assets measured at fair value through other comprehensive income on a recurring basis

Financial assets measured at fair value through other comprehensive income	2,400	4,218	0	6,618	2,608	4,333	0	6,941	3,000	5,157	507	8,665
of which:
Government bills / bonds	2,359	82	0	2,441	2,563	111	0	2,675	2,733	133	0	2,866
Corporate and municipal bonds	41	406	0	446	44	390	0	434	121	1,060	9	1,189
Asset-backed securities	0	3,731	0	3,731	0	3,832	0	3,832	0	3,880	0	3,880
Other[5]	0	0	0	0	0	0	0	0	146	85	499	730

Non-financial assets measured at fair value on a recurring basis

Other non-financial assets
Precious metals and other physical commodities	4,035	0	0	4,035	3,975	0	0	3,975	4,563	0	0	4,563

Non-financial assets measured at fair value on a non-recurring basis

Other non-financial assets[6]	0	81	3	84	0	57	9	65	0	54	42	95
Total assets measured at fair value	149,687	194,625	8,764	353,075	146,523	200,090	9,522	356,135	140,017	170,848	5,489	316,353

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 9   Fair value measurement (continued)

Determination of fair values from quoted market prices or valuation techniques (continued)[1]
	30.9.18				30.6.18				31.12.17
CHF million	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Financial liabilities measured at fair value on a recurring basis

Financial liabilities at fair value held for trading	26,331	5,579	120	32,030	26,211	5,117	88	31,416	26,037	4,309	117	30,463
of which:
Government bills / bonds	3,279	308	0	3,588	4,386	299	0	4,685	5,153	256	0	5,409
Corporate and municipal bonds	7	4,680	62	4,749	138	4,113	34	4,285	50	3,453	35	3,538
Investment fund units	294	138	0	432	785	214	2	1,002	541	263	16	820
Equity instruments	22,750	452	57	23,259	20,901	488	52	21,440	20,293	336	66	20,695

Derivative financial instruments	758	110,384	2,411	113,553	875	115,955	2,394	119,224	398	112,929	2,807	116,134
of which:
Interest rate contracts	5	30,837	320	31,163	6	33,738	285	34,030	5	38,196	186	38,387
Credit derivative contracts	0	2,514	576	3,090	0	2,620	613	3,233	0	3,196	601	3,797
Foreign exchange contracts	445	48,084	97	48,627	585	52,922	115	53,621	213	45,151	122	45,486
Equity / index contracts	5	27,209	1,415	28,629	2	25,122	1,369	26,493	42	24,803	1,896	26,741
Commodity contracts	0	1,671	1	1,672	0	1,365	1	1,366	0	1,561	1	1,562

Financial liabilities designated at fair value on a recurring basis

Brokerage payables designated at fair value[3]	0	38,268	0	38,268	0	37,904	0	37,904

Debt issued designated at fair value	0	51,527	10,105	61,631	0	46,683	10,166	56,849	0	38,617	10,885	49,502

Other financial liabilities designated at fair value	0	33,931	673	34,605	2	36,252	1,089	37,342	0	14,282	1,941	16,223
of which:
Amounts due under unit-linked investment contracts	0	23,499	0	23,499	0	24,913	0	24,913	0	11,523	0	11,523
Structured securities financing transactions[4]	0	8,335	71	8,406	0	6,533	0	6,533	0	372	4	376
Over-the-counter debt instruments	0	2,095	599	2,694	2	4,801	1,085	5,888	0	2,385	1,930	4,315

Non-financial liabilities measured at fair value on a non-recurring basis

Other non-financial liabilities	0	0	0	0	0	0	0	0	0	1	0	1
Total liabilities measured at fair value	27,089	239,689	13,309	280,087	27,087	241,911	13,737	282,736	26,435	170,139	15,750	212,324

1 Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are excluded from this table. The fair value of these derivatives was not material for the periods presented.    2 Financial assets for unit-linked investment contracts were reclassified from Financial assets at fair value held for trading to Financial assets at fair value not held for trading as of 1 January 2018. Refer to Note 18 for more information.    3 Comparative period information is not disclosed for financial assets and liabilities that were measured at amortized cost prior to the adoption of IFRS 9 on 1 January 2018. Refer to Note 18 for more information.    4 The increases in Structured securities financing transactions from 31 December 2017 to 30 June 2018 primarily relate to the reclassification of certain balances from amortized cost to fair value through profit or loss upon adoption of IFRS 9 on 1 January 2018. Refer to Note 18 for more information.    5 Upon adoption of IFRS 9 on 1 January 2018, equity instruments that were formerly classified as available for sale under IAS 39 were reclassified to Financial assets at fair value not held for trading. Refer to Note 18 for more information.    6 Other non-financial assets primarily consist of properties and other non-current assets held for sale, which are measured at the lower of their net carrying amount or fair value less costs to sell.

All financial and non-financial assets and liabilities measured or disclosed at fair value are categorized into one of three fair value hierarchy levels. In certain cases, the inputs used to measure fair value may fall within different levels of the fair value hierarchy. For disclosure purposes, the level in the hierarchy within which the instrument is classified in its entirety is based on the lowest level input that is significant to the position’s fair value measurement:

–   Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities;

–   Level 2 – valuation techniques for which all significant inputs are, or are based on, observable market data; or

–   Level 3 – valuation techniques for which significant inputs are not based on observable market data.

Product description, valuation and classification in the fair value hierarchy for products newly classified at fair value upon adoption of IFRS 9 on 1 January 2018

Product description, valuation and fair value hierarchy information is provided on the next page for significant products classified at fair value that are not described in “Note 22 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2017.

Note 9   Fair value measurement (continued)

Auction rate securities

There are two types of auction rate securities (ARS): auction preferred securities (APS) and auction rate certificates (ARC). ARC are issued by municipalities and are used by investors as tax-exempt alternatives to money market instruments. Interest rates for these instruments are reset through a periodic Dutch auction. APS are similar to ARC with the primary difference being that they are issued from closed-end funds. ARS are valued directly using market prices that reflect recent transactions after applying an adjustment for trade size or quoted dealer prices where available. Suitably deep and liquid pricing information is generally not available for ARS securities. As a result, these securities are classified as Level 3.

Brokerage receivables and payables

Brokerage receivables and payables include callable, on-demand balances, including long cash credits, short cash debits, margin debit balances and short sale proceeds. The business model for these accounts is similar to any current or on-demand account, with account holders using the account to house subscriptions, redemptions and billed amounts. Fair value is determined based on value of the underlying balances. Due to their on-demand nature, these receivables and payables are designated as Level 2.

b) Valuation adjustments

Deferred day-1 profit or loss reserves

The table below summarizes the changes in deferred day-1 profit or loss reserves during the respective period.

Deferred day-1 profit or loss is generally released into Other net income from fair value changes on financial instruments when pricing of equivalent products or the underlying parameters become observable or when the transaction is closed out.

In the second quarter of 2018, a deferred day-1 profit or loss reserve release of CHF 192 million was recognized in the income statement related to long-dated UBS-issued structured notes, which are reported within Debt issued designated at fair value on the balance sheet. The deferred day-1 profit or loss reserve release was driven by increased observability of the own credit adjustment (OCA) curve used to value these positions following the issuance of a 30-year senior unsecured bond in the second quarter of 2018.

Deferred day-1 profit or loss reserves
	For the quarter ended			Year-to-date
CHF million	30.9.18	30.6.18	30.9.17	30.9.18	30.9.17
Reserve balance at the beginning of the period	274	457	349	329	371
Profit / (loss) deferred on new transactions	42	53	76	282	192
(Profit) / loss recognized in the income statement	(67)	(248)	(79)	(368)	(199)
Foreign currency translation	(4)	13	5	3	(13)
Reserve balance at the end of the period	245	274	351	245	351

c) Transfers between Level 1 and Level 2

The amounts disclosed below reflect transfers between Level 1 and Level 2 for instruments that were held for the entire reporting period.

Assets totaling approximately CHF 0.8 billion, which were mainly comprised of financial assets at fair value held for trading, primarily equity instruments and investment fund units, were transferred from Level 2 to Level 1 during the first nine months of 2018, generally due to increased levels of trading activity observed within the market. Liabilities transferred from Level 2 to Level 1 during the first nine months of 2018 were not material. Assets and liabilities transferred from Level 1 to Level 2 during the first nine months of 2018 were also not material.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 9   Fair value measurement (continued)

d) Level 3 instruments: valuation techniques and inputs

The table below presents material Level 3 assets and liabilities together with the valuation techniques used to measure fair value, the significant inputs used in the valuation technique that are considered unobservable and a range of values for those unobservable inputs.

The range of values represents the highest- and lowest-level input used in the valuation techniques. Therefore, the range does not reflect the level of uncertainty regarding a particular input, but rather the different underlying characteristics of the relevant assets and liabilities. The ranges will therefore vary from period to period and parameter to parameter based on characteristics of the instruments held at each balance sheet date. Furthermore, the ranges and weighted averages of unobservable inputs may differ across other financial institutions due to the diversity of the products in each firm’s inventory.

The significant unobservable inputs disclosed in the table below are generally consistent with those included in “Note 22 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2017. A description of the potential effect that a change in each unobservable input in isolation may have on a fair value measurement, including information to facilitate an understanding of factors that give rise to the input ranges shown, is also provided in “Note 22 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2017.

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities
	Fair value					Significant unobservable input(s)[1]	Range of inputs
	Assets		Liabilities		Valuation technique(s)		30.9.18			31.12.17
CHF billion	30.9.18	31.12.17	30.9.18	31.12.17			low	high	weighted average[2]	low	high	weighted average[2]	unit[1]
Financial assets and liabilities at fair value held for trading and Financial assets at fair value not held for trading[3]
Corporate and municipal bonds	0.6	0.6	0.1	0.0	Relative value to market comparable	Bond price equivalent	0	134	93	0	133	92	points
Traded loans, loans mandatorily at fair value, loan commitments and guarantees	3.3	1.7	0.0	0.0	Relative value to market comparable	Loan price equivalent	0	102	99	50	102	98	points
					Discounted expected cash flows	Credit spread	63	513		23	124		basis points
					Market comparable and securitization model	Discount margin	0	14	1	0	14	2%
Auction rate securities[4]	1.8		0.0		Relative value to market comparable	Bond price equivalent	77	99	90				points
Investment fund units[5]	0.6	0.7	0.0	0.0	Relative value to market comparable	Net asset value
Equity instruments[5]	0.7	0.5	0.1	0.1	Relative value to market comparable	Price
Debt issued designated at fair value[6]			10.1	10.9
Other financial liabilities designated at fair value[6]			0.6	1.9
Derivative financial instruments
Interest rate contracts	0.5	0.1	0.3	0.2	Option model	Volatility of interest rates[7]	46	78		28	70		basis points
Credit derivative contracts	0.5	0.5	0.6	0.6	Discounted expected cash flows	Credit spreads	3	266		6	550		basis points
						Bond price equivalent	0	99		2	102		points
Equity / index contracts	0.6	0.7	1.4	1.9	Option model	Equity dividend yields	0	12		0	13%
						Volatility of equity stocks, equity and other indices	3	77		0	172%
						Equity-to-FX correlation	(45)	71		(39)	70%
						Equity-to-equity correlation	(50)	97		(50)	97%

1 The ranges of significant unobservable inputs are represented in points, percentages and basis points. Points are a percentage of par (e.g., 100 points would be 100% of par).    2 Weighted averages are provided for non-derivative financial instruments and were calculated by weighting inputs based on the fair values of the respective instruments. Weighted averages are not provided for inputs related to derivative contracts as this would not be meaningful.    3 Comparative period information includes equity instruments that were formerly classified as available for sale under IAS 39 and have been reclassified to Financial assets at fair value not held for trading upon adoption of IFRS 9 on 1 January 2018. Refer to Note 18 for more information.    4 Comparative period information is not disclosed for financial assets and liabilities that were measured at amortized cost prior to the adoption of IFRS 9. Refer to Note 18 for more information.    5 The range of inputs is not disclosed due to the dispersion of values given the diverse nature of the investments.    6 Valuation techniques, significant unobservable inputs and the respective input ranges for Debt issued designated at fair value and Other financial liabilities designated at fair value, which are primarily comprised of over-the-counter debt instruments, are the same as the equivalent derivative or structured financing instruments presented elsewhere in this table.    7 Effective 31 March 2018, the range of inputs reported for this significant unobservable input is based on normal volatility and the unit has been updated to basis points. Log-normal volatility with the unit as points was reported previously. Prior-period information has been restated to reflect this change in presentation.

Note 9   Fair value measurement (continued)

e) Level 3 instruments: sensitivity to changes in unobservable input assumptions

The table below summarizes those financial assets and liabilities classified as Level 3 for which a change in one or more of the unobservable inputs to reflect reasonably possible alternative assumptions would change fair value significantly, and the estimated effect thereof.

The table shown presents the favorable and unfavorable effects for each class of financial assets and liabilities for which the potential change in fair value is considered significant. The sensitivity of fair value measurements for debt issued designated at fair value and over-the-counter debt instruments designated at fair value is reported with the equivalent derivative or structured financing instrument within the table below.

The sensitivity data presented represent an estimation of valuation uncertainty based on reasonably possible alternative values for Level 3 inputs at the balance sheet date and do not represent the estimated effect of stress scenarios. Typically, these financial assets and liabilities are sensitive to a combination of inputs from Levels 1–3. Although well-defined interdependencies may exist between Levels 1–2 and Level 3 parameters (e.g., between interest rates, which are generally Level 1 or Level 2, and prepayments, which are generally Level 3), these have not been incorporated in the table. Furthermore, direct interrelationships between the Level 3 parameters are not a significant element of the valuation uncertainty.

Sensitivity of fair value measurements to changes in unobservable input assumptions
	30.9.18		30.6.18		31.12.17
CHF million	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Traded loans, loans measured at fair value, loan commitments and guarantees	91	(16)	89	(15)	79	(11)
Structured securities financing transactions	17	(12)	20	(15)	34	(34)
Auction rate securities[1]	89	(89)	92	(92)
Asset-backed securities	30	(25)	31	(26)	19	(15)
Equity instruments	185	(123)	182	(115)	79	(53)
Interest rate derivative contracts, net	12	(49)	12	(37)	13	(26)
Credit derivative contracts, net	31	(35)	40	(35)	64	(99)
Foreign exchange derivative contracts, net	8	(5)	6	(3)	12	(6)
Equity / index derivative contracts, net	184	(198)	212	(228)	190	(193)
Other	19	(19)	21	(21)	13	(13)
Total	666	(572)	704	(586)	502	(450)

1 Comparative period information as of 31 December 2017 is not disclosed for financial assets that were measured at amortized cost prior to the adoption of IFRS 9 on 1 January 2018. Refer to Note 18 for more information.

f) Level 3 instruments: movements during the period

Significant changes in Level 3 instruments

The table on the following pages presents additional information about Level 3 assets and liabilities measured at fair value on a recurring basis. Level 3 assets and liabilities may be hedged with instruments classified as Level 1 or Level 2 in the fair value hierarchy and, as a result, realized and unrealized gains and losses included in the table may not include the effect of related hedging activity. Furthermore, the realized and unrealized gains and losses presented within the table are not limited solely to those arising from Level 3 inputs, as valuations are generally derived from both observable and unobservable parameters.

Upon adoption of IFRS 9 on 1 January 2018, certain financial assets and liabilities were newly classified at fair value through profit or loss and were designated as Level 3 in the fair value hierarchy. These financial instruments are presented in the table on the following pages, including the associated effect upon adoption. This includes auction rate securities held in Corporate Center and certain loans held in the Investment Bank.

In addition to various financial assets and liabilities being newly classified at fair value through profit or loss, certain equity investments and investment fund units measured at fair value through other comprehensive income were reclassified to Financial assets at fair value not held for trading under the revised IFRS 9 measurement rules, which resulted in an opening balance reclassification between reporting lines in the table on the following pages.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 9   Fair value measurement (continued)

Movements of Level 3 instruments
		Total gains / (losses) included in comprehensive income
CHF billion	Balance as of 31 December 2016	Net gains / (losses) included in income[1]	of which: related to Level 3 instruments held at the end of the reporting period	Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	Foreign currency translation	Balance as of 30 September 2017

Financial assets at fair value held for trading	1.7	0.0	0.0	0.5	(2.4)	2.2	0.0	0.3	(0.2)	0.0	2.0
of which:
Corporate and municipal bonds	0.6	0.0	0.0	0.3	(0.4)	0.0	0.0	0.1	0.0	0.0	0.5
Loans	0.7	0.1	0.0	0.0	(1.8)	2.2	0.0	0.0	(0.1)	0.0	1.1
Investment fund units	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other	0.4	0.0	0.0	0.1	(0.1)	0.0	0.0	0.1	(0.1)	0.0	0.4

Financial assets at fair value not held for trading	2.1	0.0	0.0	0.0	0.0	0.3	(0.8)	0.1	(0.1)	0.0	1.6
of which:
Loans (including structured loans)	1.2	0.1	0.1	0.0	0.0	0.0	(0.7)	0.0	(0.1)	0.0	0.5
Auction rate securities[3]
Equity instruments
Other	0.9	(0.1)	(0.1)	0.0	0.0	0.3	(0.1)	0.1	0.0	0.0	1.1

Financial assets measured at fair value through other comprehensive income	0.5	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0	0.0	0.5

Derivative financial instruments – assets	2.5	(0.2)	(0.3)	0.0	0.0	0.7	(1.0)	0.2	(0.7)	0.0	1.6
of which:
Credit derivative contracts	1.3	(0.2)	(0.2)	0.0	0.0	0.0	(0.4)	0.0	(0.3)	0.0	0.6
Equity / index contracts	0.7	(0.1)	(0.1)	0.0	0.0	0.6	(0.4)	0.1	(0.4)	0.0	0.6
Other	0.5	0.0	(0.1)	0.0	0.0	0.0	(0.2)	0.0	(0.1)	0.0	0.3

Derivative financial instruments – liabilities	4.0	0.1	(0.1)	0.0	0.0	0.4	(0.9)	0.2	(1.3)	0.0	2.5
of which:
Credit derivative contracts	1.5	0.0	(0.1)	0.0	0.0	0.1	(0.5)	0.0	(0.8)	0.0	0.3
Equity / index contracts	1.9	0.1	0.1	0.0	0.0	0.3	(0.3)	0.1	(0.5)	0.0	1.6
Other	0.6	0.0	(0.1)	0.0	0.0	0.1	(0.1)	0.1	0.0	0.0	0.5

Debt issued designated at fair value	9.7	1.0	0.8	0.0	0.0	3.8	(3.3)	0.6	(1.2)	(0.2)	10.4

Other financial liabilities designated at fair value	1.3	0.1	0.0	0.0	0.0	1.3	(0.7)	0.0	(0.1)	0.0	1.8

1 Net gains / (losses) included in comprehensive income are comprised of Net interest income, Other net income from fair value changes on financial instruments and Other income.    2 Total Level 3 assets as of 30 September 2018 were CHF 8.8 billion (30 June 2018: CHF 9.5 billion; 31 December 2017: CHF 5.5 billion). Total Level 3 liabilities as of 30 September 2018 were CHF 13.3 billion (30 June 2018: CHF 13.7 billion; 31 December 2017: CHF 15.7 billion).    3 Comparative period information is not disclosed for items that were measured at amortized cost prior to the adoption of IFRS 9. Refer to Note 18 for more information.

Note 9   Fair value measurement (continued)

			Total gains / (losses) included in comprehensive income
Balance as of 31 December 2017	Reclassifi-cations and remeasure- ments upon adoption of IFRS 9	Balance as of 1 January 2018	Net gains / (losses) included in income[1]	of which: related to Level 3 instruments held at the end of the reporting period	Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	Foreign currency translation	Balance as of 30 September 2018[2]

2.0	0.4	2.4	(0.4)	(0.4)	1.6	(5.5)	3.8	0.0	0.8	(0.2)	0.0	2.5

0.6		0.6	(0.1)	(0.1)	0.5	(0.8)	0.0	0.0	0.6	0.0	0.0	0.6
0.5	0.4	0.9	0.0	0.0	0.6	(4.2)	3.8	0.0	0.1	0.0	0.0	1.2
0.6		0.6	(0.2)	(0.1)	0.2	(0.1)	0.0	0.0	0.1	(0.1)	0.0	0.4
0.3		0.3	0.0	0.0	0.3	(0.4)	0.0	0.0	0.0	0.0	0.0	0.3

1.4	2.9	4.3	0.1	0.1	1.5	(1.3)	0.0	0.0	0.1	(0.1)	0.1	4.7

0.8	0.6	1.3	(0.2)	(0.1)	1.2	(0.6)	0.0	0.0	0.1	0.0	0.0	1.9
	1.8	1.8	0.1	0.1	0.0	(0.3)	0.0	0.0	0.0	0.0	0.1	1.8
	0.4	0.4	0.1	0.1	0.2	(0.2)	0.0	0.0	0.0	0.0	0.0	0.6
0.7	0.1	0.8	0.0	0.0	0.1	(0.3)	0.0	0.0	0.0	(0.1)	0.0	0.5

0.5	(0.5)

1.5		1.5	(0.3)	(0.3)	0.0	0.0	0.9	(0.9)	0.6	(0.3)	0.0	1.5

0.5		0.5	0.0	0.0	0.0	0.0	0.0	(0.1)	0.0	0.0	0.0	0.5
0.7		0.7	(0.1)	(0.1)	0.0	0.0	0.7	(0.7)	0.1	(0.1)	0.0	0.6
0.3		0.3	(0.2)	(0.2)	0.0	0.0	0.2	(0.1)	0.4	(0.1)	0.0	0.5

2.8	0.0	2.8	(0.4)	(0.4)	0.0	0.0	1.2	(1.0)	0.3	(0.4)	0.0	2.4

0.6		0.6	0.0	0.0	0.0	0.0	0.0	(0.1)	0.0	0.0	0.0	0.6
1.9		1.9	(0.3)	(0.2)	0.0	0.0	0.9	(0.9)	0.2	(0.4)	0.0	1.4
0.3	0.0	0.3	(0.2)	(0.2)	0.0	0.0	0.3	0.0	0.0	0.0	0.0	0.4

10.9		10.9	0.7	0.3	0.0	0.0	5.0	(3.6)	1.4	(4.2)	0.0	10.1

1.9		1.9	0.0	0.0	0.0	0.0	0.9	(2.1)	0.0	0.0	0.0	0.7

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 9   Fair value measurement (continued)

Assets and liabilities transferred into or out of Level 3 are presented as if those assets or liabilities had been transferred at the beginning of the year.

Assets transferred into and out of Level 3 totaled CHF 1.5 billion and CHF 0.5 billion, respectively. Transfers into Level 3 were primarily comprised of corporate and municipal bonds reflecting decreased observability of the respective bond price equivalent inputs. Transfers out of Level 3 were primarily comprised of equity / index contracts due to increased observability of the respective equity volatility inputs.

Liabilities transferred into and out of Level 3 totaled CHF 1.7 billion and CHF 4.6 billion, respectively. Transfers into Level 3 were primarily comprised of structured medium-term notes and equity-linked issued debt instruments due to decreased observability of the embedded derivative inputs. Transfers out of Level 3 were primarily comprised of interest rate-linked and equity-linked issued debt instruments resulting from changes in the observability of the respective OCA curve and equity volatility inputs used to determine the fair value of these instruments.

g) Financial instruments not measured at fair value

The table below reflects the estimated fair values of financial instruments not measured at fair value.

Financial instruments not measured at fair value
	30.9.18		30.6.18		31.12.17
CHF billion	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Assets
Cash and balances at central banks	92.6	92.6	102.3	102.3	87.8	87.8
Loans and advances to banks	15.3	15.3	15.5	15.5	13.7	13.7
Receivables from securities financing transactions	82.0	82.0	76.4	76.4	89.6	89.6
Cash collateral receivables on derivative instruments	21.4	21.4	24.9	24.9	23.4	23.4
Loans and advances to customers	320.2	320.3	320.6	321.1	320.7	322.1
Other financial assets measured at amortized cost	20.7	20.4	21.1	20.8	36.9	36.8
Liabilities
Amounts due to banks	10.1	10.1	10.2	10.2	7.5	7.5
Payables from securities financing transactions	10.8	10.8	10.1	10.1	17.0	17.0
Cash collateral payables on derivative instruments	27.6	27.6	31.8	31.8	30.2	30.2
Customer deposits	404.9	404.9	407.2	407.2	412.4	412.4
Funding from UBS Group AG and its subsidiaries	38.2	38.6	38.8	39.5	34.7	36.4
Debt issued measured at amortized cost	96.0	98.5	98.9	100.7	104.8	107.0
Other financial liabilities measured at amortized cost	6.8	6.8	7.2	7.2	37.1	37.1

The fair values included in the table above were calculated for disclosure purposes only. The fair value valuation techniques and assumptions relate only to the fair value of UBS’s financial instruments not measured at fair value. Other institutions may use different methods and assumptions for their fair value estimation, and therefore such fair value disclosures cannot necessarily be compared from one financial institution to another.

Note 10  Derivative instruments

a) Derivative instruments

As of 30.9.18, CHF billion	Derivative financial assets	Notional values related to derivative financial assets[3]	Derivative financial liabilities	Notional values related to derivative financial liabilities[3]	Other notional values[4]
Derivative financial instruments[1,2]
Interest rate contracts	35.1	1,124	31.2	1,099	10,994
Credit derivative contracts	2.2	80	3.1	77	0
Foreign exchange contracts	49.8	2,672	48.6	2,545	1
Equity / index contracts	25.2	440	28.6	560	107
Commodity contracts	1.6	39	1.7	37	9
Unsettled purchases of non-derivative financial instruments[5]	0.2	27	0.2	21
Unsettled sales of non-derivative financial instruments[5]	0.3	34	0.2	23
Total derivative financial instruments, based on IFRS netting[6]	114.2	4,416	113.6	4,362	11,111
Further netting potential not recognized on the balance sheet[7]	(101.2)		(97.7)
of which: netting of recognized financial liabilities / assets	(83.0)		(83.0)
of which: netting with collateral received / pledged	(18.2)		(14.7)
Total derivative financial instruments, after consideration of further netting potential	13.1		15.9

As of 30.6.18, CHF billion
Derivative financial instruments[1,2]
Interest rate contracts	38.8	1,169	34.0	1,093	11,322
Credit derivative contracts	2.1	81	3.2	83	0
Foreign exchange contracts	53.7	2,736	53.6	2,588	1
Equity / index contracts	24.9	446	26.5	530	101
Commodity contracts	1.6	44	1.4	39	11
Unsettled purchases of non-derivative financial instruments[5]	0.2	26	0.2	18
Unsettled sales of non-derivative financial instruments[5]	0.3	31	0.3	20
Total derivative financial instruments, based on IFRS netting[6]	121.6	4,533	119.2	4,371	11,435
Further netting potential not recognized on the balance sheet[7]	(106.6)		(103.1)
of which: netting of recognized financial liabilities / assets	(87.4)		(87.4)
of which: netting with collateral received / pledged	(19.2)		(15.7)
Total derivative financial instruments, after consideration of further netting potential	15.1		16.2

As of 31.12.17, CHF billion
Derivative financial instruments[1]
Interest rate contracts	44.0	1,142	38.4	1,044	10,462
Credit derivative contracts	2.8	92	3.8	98	1
Foreign exchange contracts	47.1	2,389	45.5	2,193	0
Equity / index contracts	22.2	380	26.7	487	83
Commodity contracts	1.7	33	1.6	37	8
Unsettled purchases of non-derivative financial instruments[5]	0.1	12	0.1	11
Unsettled sales of non-derivative financial instruments[5]	0.1	15	0.1	9
Total derivative financial instruments, based on IFRS netting[6]	118.2	4,063	116.1	3,878	10,555
Further netting potential not recognized on the balance sheet[7]	(104.2)		(98.5)
of which: netting of recognized financial liabilities / assets	(83.5)		(83.5)
of which: netting with collateral received / pledged	(20.7)		(15.0)
Total derivative financial instruments, after consideration of further netting potential	14.0		17.7

1 Derivative financial liabilities as of 30 September 2018 include CHF 0.0 billion related to derivative loan commitments (30 June 2018: CHF 0.0 billion; 31 December 2017: CHF 0.0 billion). No notional amounts related to these commitments are included in this table but they are disclosed within Note 15 under Loan commitments.    2 Upon adoption of IFRS 9 on 1 January 2018, certain forward starting repurchase and reverse repurchase agreements have been classified as measured at fair value through profit or loss and are recognized within derivative instruments. The fair value of these derivative instruments was not material as of 30 September 2018 or 30 June 2018. No notional amounts related to these instruments are included in this table, but they are disclosed within Note 15 under Forward starting transactions.    3 In cases where derivative financial instruments are presented on a net basis on the balance sheet, the respective notional values of the netted derivative financial instruments are still presented on a gross basis.    4 Other notional values relate to derivatives that are cleared through either a central counterparty or an exchange. The fair value of these derivatives is presented on the balance sheet net of the corresponding cash margin under Cash collateral receivables on derivative instruments and Cash collateral payables on derivative instruments and was not material for all periods presented.    5 Changes in the fair value of purchased and sold non-derivative financial instruments between trade date and settlement date are recognized as derivative financial instruments.    6 Financial assets and liabilities are presented net on the balance sheet if UBS has the unconditional and legally enforceable right to offset the recognized amounts, both in the normal course of business and in the event of default, bankruptcy or insolvency of the entity and all of the counterparties, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.    7 Reflects the netting potential in accordance with enforceable master netting and similar arrangements where not all criteria for a net presentation on the balance sheet have been met. Refer to “Note 24 Offsetting financial assets and financial liabilities” in the “Consolidated financial statements” section of the Annual Report 2017 for more information.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 10  Derivative instruments (continued)

b) Cash collateral on derivative instruments

CHF billion	Receivables 30.9.18	Payables 30.9.18	Receivables 30.6.18	Payables 30.6.18	Receivables 31.12.17	Payables 31.12.17
Cash collateral on derivative instruments, based on IFRS netting[1]	21.4	27.6	24.9	31.8	23.4	30.2
Further netting potential not recognized on the balance sheet[2]	(11.6)	(14.2)	(13.0)	(15.5)	(12.5)	(17.4)
of which: netting of recognized financial liabilities / assets	(10.8)	(13.2)	(12.5)	(14.5)	(11.7)	(16.3)
of which: netting with collateral received / pledged	(0.8)	(1.1)	(0.5)	(1.0)	(0.7)	(1.2)
Cash collateral on derivative instruments, after consideration of further netting potential	9.9	13.4	11.9	16.4	11.0	12.8

1 Financial assets and liabilities are presented net on the balance sheet if UBS has the unconditional and legally enforceable right to offset the recognized amounts, both in the normal course of business and in the event of default, bankruptcy or insolvency of UBS or its counterparties, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.    2 Reflects the netting potential in accordance with enforceable master netting and similar arrangements where not all criteria for a net presentation on the balance sheet have been met. Refer to “Note 24 Offsetting financial assets and financial liabilities” in the “Consolidated financial statements” section of the Annual Report 2017 for more information.

Note 11  Other assets and liabilities

a) Other financial assets measured at amortized cost

CHF million	30.9.18	30.6.18	31.12.17
Prime brokerage receivables[1]			19,080
Debt securities	11,827	12,241	9,166
of which: government bills / bonds	9,058	9,787	6,465
Loans to financial advisors[2]	3,294	3,394	3,118
Fee- and commission-related receivables	1,639	1,747	1,748
Finance lease receivables	1,109	1,076	1,059
Settlement and clearing accounts	779	448	716
Accrued interest income	710	669	578
Other	1,324	1,496	1,470
Total other financial assets measured at amortized cost	20,682	21,072	36,935

1 Upon adoption of IFRS 9 on 1 January 2018, the classification of prime brokerage receivables and payables changed from amortized cost to fair value through profit or loss, and brokerage receivables and payables are now presented separately on the balance sheet. Refer to Note 18 for more information.    2 Related to financial advisors in the US and Canada.

b) Other non-financial assets

CHF million	30.9.18	30.6.18	31.12.17
Precious metals and other physical commodities	4,035	3,975	4,563
Bail deposit[1]	1,302	1,320	1,337
Prepaid expenses	775	795	819
Net defined benefit pension and post-employment assets	32	61	0
VAT and other tax receivables	271	304	292
Properties and other non-current assets held for sale	84	65	95
Other	374	436	251
Total other non-financial assets	6,873	6,956	7,358
1 Refer to item 1 in Note 14b for more information.

Note 11  Other assets and liabilities (continued)

c) Other financial liabilities measured at amortized cost

CHF million	30.9.18	30.6.18	31.12.17
Prime brokerage payables[1]			29,646
Other accrued expenses	1,860	1,884	2,105
Accrued interest expenses	1,156	1,084	1,533
Settlement and clearing accounts	1,227	1,239	1,380
Other	2,592	2,981	2,468
Total other financial liabilities measured at amortized cost	6,836	7,187	37,133

1 Upon adoption of IFRS 9 on 1 January 2018, the classification of prime brokerage receivables and payables changed from amortized cost to fair value through profit or loss, and brokerage receivables and payables are now presented separately on the balance sheet. Refer to Note 18 for more information.

d) Other financial liabilities designated at fair value

CHF million	30.9.18	30.6.18	31.12.17
Amounts due under unit-linked investment contracts	23,499	24,913	11,523
Structured securities financing transactions	8,406	6,533	375
Over-the-counter debt instruments	2,694	5,888	4,317
of which: life-to-date own credit (gain) / loss	(11)	(41)	36
Other	5	8	9
Total other financial liabilities designated at fair value	34,605	37,342	16,223

e) Other non-financial liabilities

CHF million	30.9.18	30.6.18	31.12.17
Compensation-related liabilities	4,028	3,601	4,909
of which: accrued expenses	1,984	1,578	2,372
of which: other deferred compensation plans	1,478	1,400	1,613
of which: net defined benefit pension and post-employment liabilities	566	623	925
Current and deferred tax liabilities	667	814	844
VAT and other tax payables	414	391	378
Deferred income	231	239	150
Other	105	136	53
Total other non-financial liabilities	5,446	5,181	6,335

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 12  Debt issued designated at fair value

CHF million	30.9.18	30.6.18	31.12.17
Issued debt instruments
Equity-linked[1]	41,822	39,355	34,162
Rates-linked	9,362	7,505	5,811
Credit-linked	3,232	3,034	2,937
Fixed-rate	4,755	4,293	3,921
Other	2,460	2,661	2,671
Total debt issued designated at fair value	61,631	56,849	49,502
of which: life-to-date own credit (gain) / loss	68	(188)	159
1 Includes investment fund unit-linked instruments issued.

Note 13  Debt issued measured at amortized cost

CHF million	30.9.18	30.6.18	31.12.17
Certificates of deposit	9,198	12,720	23,831
Commercial paper	30,025	28,878	23,532
Other short-term debt	3,973	3,730	3,590
Short-term debt[1]	43,196	45,328	50,953
Senior unsecured debt	33,182	33,699	32,268
Covered bonds	3,935	4,029	4,112
Subordinated debt	7,322	7,453	8,985
of which: low-trigger loss-absorbing tier 2 capital instruments	6,627	6,748	8,286
of which: non-Basel III-compliant tier 2 capital instruments	695	705	700
Debt issued through the Swiss central mortgage institutions	8,317	8,357	8,345
Other long-term debt	60	63	87
Long-term debt[2]	52,816	53,601	53,796
Total debt issued measured at amortized cost[3]	96,012	98,929	104,749

1 Debt with an original maturity of less than one year.    2 Debt with an original maturity greater than or equal to one year. The classification of debt issued into short-term and long-term does not consider any early redemption features.    3 Net of bifurcated embedded derivatives, the fair value of which was not material for the periods presented.

Note 14   Provisions and contingent liabilities

a) Provisions

The table below presents an overview of total provisions recognized under both IAS 37 and IFRS 9.

CHF million	30.9.18	30.6.18	31.12.17
Provisions recognized under IAS 37	2,815	2,973	3,051
Provisions for off-balance sheet financial instruments[1]	78	76	33
Provisions for other credit lines[1]	36	35	0
Total provisions	2,930	3,084	3,084

1 Provisions recognized in 2018 relate to exposures in the scope of the expected credit loss requirements of IFRS 9. Refer to Notes 8 and 18 for more information. 2017 provisions for off-balance sheet financial instruments relate to loss provisions recognized under IAS 37.

The following table presents additional information for provisions recognized under IAS 37.

CHF million	Operational risks[1]	Litigation, regulatory and similar matters[2]	Restructuring	Real estate	Employee benefits[5]	Other	Total
Balance as of 31 December 2017	43	2,444	294	125	55	89	3,051
Balance as of 30 June 2018	41	2,442	232	123	53	81	2,973
Increase in provisions recognized in the income statement	5	76	23	1	2	17	124
Release of provisions recognized in the income statement	0	(72)	(12)	(1)	(2)	0	(88)
Provisions used in conformity with designated purpose	(4)	(109)	(36)	(6)	0	(9)	(164)
Capitalized reinstatement costs	0	0	0	(1)	0	0	(1)
Foreign currency translation / unwind of discount	0	(24)	(2)	(1)	(1)	0	(28)
Balance as of 30 September 2018	42	2,312	205[3]	115[4]	52	89	2,815

1 Comprises provisions for losses resulting from security risks and transaction processing risks.    2 Comprises provisions for losses resulting from legal, liability and compliance risks.    3 Primarily consists of personnel-related restructuring provisions of CHF 37 million as of 30 September 2018  (30 June 2018: CHF 44 million; 31 December 2017: CHF 54 million) and provisions for onerous lease contracts of CHF 164 million as of 30 September 2018 (30 June 2018: CHF 183 million; 31 December 2017: CHF 235 million).    4 Consists of reinstatement costs for leasehold improvements of CHF 79 million as of 30 September 2018 (30 June 2018: CHF 84 million; 31 December 2017: CHF 86 million) and provisions for onerous lease contracts of CHF 36 million as of 30 September 2018 (30 June 2018: CHF 39 million; 31 December 2017: CHF 39 million).    5 Includes provisions for sabbatical and anniversary awards.

Restructuring provisions primarily relate to onerous lease contracts and severance payments. The use of onerous lease provisions is driven by the maturities of the underlying lease contracts. Severance-related provisions are used within a short time period, usually within six months, but potential changes in amount may be triggered when natural staff attrition reduces the number of people affected by a restructuring and therefore the estimated costs.

Information on provisions and contingent liabilities in respect of litigation, regulatory and similar matters, as a class, is included in Note 14b. There are no material contingent liabilities associated with the other classes of provisions.

b) Litigation, regulatory and similar matters

UBS operates in a legal and regulatory environment that exposes it to significant litigation and similar risks arising from disputes and regulatory proceedings. As a result, UBS (which for purposes of this Note may refer to UBS AG and / or one or more of its subsidiaries, as applicable) is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations.

Such matters are subject to many uncertainties, and the outcome and the timing of resolution are often difficult to predict, particularly in the earlier stages of a case. There are also situations where UBS may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, even for those matters for which UBS believes it should be exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. UBS makes provisions for such matters brought against it when, in the opinion of management after seeking legal advice, it is more likely than not that UBS has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required, and the amount can be reliably estimated. Where these factors are otherwise satisfied, a provision may be established for claims that have not yet been asserted against UBS, but are nevertheless expected to be, based on UBS’s experience with similar asserted claims. If any of those conditions is not met, such matters result in contingent liabilities. If the amount of an obligation cannot be reliably estimated, a liability exists that is not recognized even if an outflow of resources is probable. Accordingly, no provision is established even if the potential outflow of resources with respect to such matters could be significant.

Specific litigation, regulatory and other matters are described below, including all such matters that management considers to be material and others that management believes to be of significance due to potential financial, reputational and other effects. The amount of damages claimed, the size of a transaction or other information is provided where available and appropriate in order to assist users in considering the magnitude of potential exposures.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 14  Provisions and contingent liabilities (continued)

In the case of certain matters below, we state that we have established a provision, and for the other matters, we make no such statement. When we make this statement and we expect disclosure of the amount of a provision to prejudice seriously our position with other parties in the matter because it would reveal what UBS believes to be the probable and reliably estimable outflow, we do not disclose that amount. In some cases we are subject to confidentiality obligations that preclude such disclosure. With respect to the matters for which we do not state whether we have established a provision, either (a) we have not established a provision, in which case the matter is treated as a contingent liability under the applicable accounting standard, or (b) we have established a provision but expect disclosure of that fact to prejudice seriously our position with other parties in the matter because it would reveal the fact that UBS believes an outflow of resources to be probable and reliably estimable.

With respect to certain litigation, regulatory and similar matters for which we have established provisions, we are able to estimate the expected timing of outflows. However, the aggregate amount of the expected outflows for those matters for which we are able to estimate expected timing is immaterial relative to our current and expected levels of liquidity over the relevant time periods.

The aggregate amount provisioned for litigation, regulatory and similar matters as a class is disclosed in the “Provisions” table in Note 14a above. It is not practicable to provide an aggregate estimate of liability for our litigation, regulatory and similar matters as a class of contingent liabilities. Doing so would require us to provide speculative legal assessments as to claims and proceedings that involve unique fact patterns or novel legal theories, that have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. Although we therefore cannot provide a numerical estimate of the future losses that could arise from litigation, regulatory and similar matters, we believe that the aggregate amount of possible future losses from this class that are more than remote substantially exceeds the level of current provisions. Litigation, regulatory and similar matters may also result in non-monetary penalties and consequences. For example, the Non-Prosecution Agreement (NPA) described in item 5 of this Note, which we entered into with the US Department of Justice (DOJ), Criminal Division, Fraud Section in connection with our submissions of benchmark interest rates, including, among others, the British Bankers’ Association London Interbank Offered Rate (LIBOR), was terminated by the DOJ based on its determination that we had committed a US crime in relation to foreign exchange matters. As a consequence, UBS AG pleaded guilty to one count of wire fraud for conduct in the LIBOR matter, paid a fine and is subject to probation through January 2020. A guilty plea to, or conviction of, a crime could have material consequences for UBS. Resolution of regulatory proceedings may require us to obtain waivers of regulatory disqualifications to maintain certain operations, may entitle regulatory authorities to limit, suspend or terminate licenses and regulatory authorizations, and may permit financial market utilities to limit, suspend or terminate our participation in such utilities. Failure to obtain such waivers, or any limitation, suspension or termination of licenses, authorizations or participations, could have material consequences for UBS.

The risk of loss associated with litigation, regulatory and similar matters is a component of operational risk for purposes of determining our capital requirements. Information concerning our capital requirements and the calculation of operational risk for this purpose is included in the “Capital management” section of the UBS Group third quarter 2018 report.

Provisions for litigation, regulatory and similar matters by business division and Corporate Center unit[1]
CHF million	Global Wealth Manage- ment	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	CC – Services	CC – Group ALM	CC – Non-core and Legacy Portfolio	UBS
Balance as of 31 December 2017	555	79	1	345	240	0	1,224	2,444
Balance as of 30 June 2018	567	75	0	333	216	0	1,251	2,442
Increase in provisions recognized in the income statement	31	0	0	11	30	0	4	76
Release of provisions recognized in the income statement	(3)	0	0	(68)	(1)	0	0	(72)
Provisions used in conformity with designated purpose	(48)	0	0	0	0	0	(60)	(109)
Foreign currency translation / unwind of discount	(6)	0	0	(3)	0	0	(13)	(24)
Balance as of 30 September 2018	541	75	0	272	244	0	1,180	2,312

1 Provisions, if any, for the matters described in this Note are recorded in Global Wealth Management (item 3 and item 4), the Investment Bank (item 7) and Corporate Center – Non-core and Legacy Portfolio (item 2). Provisions, if any, for the matters described in items 1 and 6 of this Note are allocated between Global Wealth Management and Personal & Corporate Banking, and provisions, if any, for the matters described in this Note in item 5 are allocated between the Investment Bank, Corporate Center – Services and Corporate Center – Non-core and Legacy Portfolio.

Note 14  Provisions and contingent liabilities (continued)

1. Inquiries regarding cross-border wealth management businesses

Tax and regulatory authorities in a number of countries have made inquiries, served requests for information or examined employees located in their respective jurisdictions relating to the cross-border wealth management services provided by UBS and other financial institutions. It is possible that the implementation of automatic tax information exchange and other measures relating to cross-border provision of financial services could give rise to further inquiries in the future. UBS has received disclosure orders from the Swiss Federal Tax Administration (FTA) to transfer information based on requests for international administrative assistance in tax matters. The requests concern a number of UBS account numbers pertaining to current and former clients and are based on data from 2006 and 2008. UBS has taken steps to inform affected clients about the administrative assistance proceedings and their procedural rights, including the right to appeal. The requests are based on data received from the German authorities, who seized certain data related to UBS clients booked in Switzerland during their investigations and have apparently shared this data with other European countries. UBS expects additional countries to file similar requests.

The Swiss Federal Administrative Court ruled in 2016 that, in the administrative assistance proceedings related to a French bulk request, UBS has the right to appeal all final FTA client data disclosure orders. On 30 July 2018, the Swiss Federal Administrative Court granted UBS’s appeal by holding the French administrative assistance request inadmissible. The FTA filed a final appeal with the Swiss Federal Supreme Court.

Since 2013, UBS (France) S.A., UBS AG and certain former employees have been under investigation in France for alleged complicity in having illicitly solicited clients on French territory, regarding the laundering of proceeds of tax fraud, and of banking and financial solicitation by unauthorized persons. In connection with this investigation, the investigating judges ordered UBS AG to provide bail (“caution”) of EUR 1.1 billion and UBS (France) S.A. to post bail of EUR 40 million, which was reduced on appeal to EUR 10 million.

In February 2016, the investigating judges notified UBS AG and UBS (France) S.A. that they have closed their investigation. In July 2016, UBS AG and UBS (France) S.A. received the National Financial Prosecutor’s recommendation (“réquisitoire”). In March 2017, the investigating judges issued the trial order (“ordonnance de renvoi”) that charges UBS AG and
UBS (France) S.A., as well as various former employees, with illicit solicitation of clients on French territory and with participation in the laundering of the proceeds of tax fraud, and that transfers the case to court. The trial started on 8 October 2018 and is scheduled to last until 15 November 2018.

In 2016, UBS was notified by the Belgian investigating judge that it is under formal investigation (“inculpé”) regarding the laundering of proceeds of tax fraud, of banking and financial solicitation by unauthorized persons, and of serious tax fraud.

UBS has, and reportedly numerous other financial institutions have, received inquiries from authorities concerning accounts relating to the Fédération Internationale de Football Association (FIFA) and other constituent soccer associations and related persons and entities. UBS is cooperating with authorities in these inquiries.

Our balance sheet at 30 September 2018 reflected provisions with respect to matters described in this item 1 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

2. Claims related to sales of residential mortgage-backed securities and mortgages

From 2002 through 2007, prior to the crisis in the US residential loan market, UBS was a substantial issuer and underwriter of US residential mortgage-backed securities (RMBS) and was a purchaser and seller of US residential mortgages. A subsidiary of UBS, UBS Real Estate Securities Inc. (UBS RESI), acquired pools of residential mortgage loans from originators and (through an affiliate) deposited them into securitization trusts. In this manner, from 2004 through 2007, UBS RESI sponsored approximately USD 80 billion in RMBS, based on the original principal balances of the securities issued.

UBS RESI also sold pools of loans acquired from originators to third-party purchasers. These whole loan sales during the period 2004 through 2007 totaled approximately USD 19 billion in original principal balance.

UBS was not a significant originator of US residential loans. A branch of UBS originated approximately USD 1.5 billion in US residential mortgage loans during the period in which it was active from 2006 to 2008, and securitized less than half of these loans.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 14  Provisions and contingent liabilities (continued)

Lawsuits related to contractual representations and warranties concerning mortgages and RMBS: When UBS acted as an RMBS sponsor or mortgage seller, it generally made certain representations relating to the characteristics of the underlying loans. In the event of a material breach of these representations, UBS was in certain circumstances contractually obligated to repurchase the loans to which the representations related or to indemnify certain parties against losses. In 2012, certain RMBS trusts filed an action (Trustee Suit) in the US District Court for the Southern District of New York (SDNY) seeking to enforce UBS RESI’s obligation to repurchase loans in the collateral pools for three RMBS securitizations issued and underwritten by UBS with an original principal balance of approximately USD 2 billion. In July 2018, UBS and the trustee entered into an agreement under which UBS will pay USD 850 million to resolve this matter. A significant portion of this amount will be borne by other parties that indemnified UBS. The settlement remains subject to approval by the court and proceedings to determine how the settlement funds will be distributed to RMBS holders. After giving effect to this settlement, UBS considers claims relating to substantially all loan repurchase demands to be resolved, and believes that new demands to repurchase US residential mortgage loans are time-barred under a decision rendered by the New York Court of Appeals.

Mortgage-related regulatory matters: In 2014, UBS received a subpoena from the US Attorney’s Office for the Eastern District of New York issued pursuant to the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (FIRREA), which seeks documents and information related to UBS’s RMBS business from 2005 through 2007. In 2015, the Eastern District of New York identified a number of transactions that are the focus of their inquiry, and subsequently provided a revised list of transactions. UBS has provided information in response to this subpoena. UBS has also responded to inquiries from both the Special Inspector General for the Troubled Asset Relief Program (SIGTARP) (who is working in conjunction with the US Attorney’s Office for Connecticut and the DOJ) and the US Securities and Exchange Commission (SEC) relating to trading practices in connection with purchases and sales of mortgage-backed securities in the secondary market from 2009 through 2014. UBS is cooperating with the authorities in these matters.

Our balance sheet at 30 September 2018 reflected a provision with respect to matters described in this item 2 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of this matter cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

3. Madoff

In relation to the Bernard L. Madoff Investment Securities LLC (BMIS) investment fraud, UBS AG, UBS (Luxembourg) S.A. (now UBS Europe SE, Luxembourg branch) and certain other UBS subsidiaries have been subject to inquiries by a number of regulators, including the Swiss Financial Market Supervisory Authority (FINMA) and the Luxembourg Commission de Surveillance du Secteur Financier (CSSF). Those inquiries concerned two third-party funds established under Luxembourg law, substantially all assets of which were with BMIS, as well as certain funds established in offshore jurisdictions with either direct or indirect exposure to BMIS. These funds faced severe losses, and the Luxembourg funds are in liquidation. The documentation establishing both funds identifies UBS entities in various roles, including custodian, administrator, manager, distributor and promoter, and indicates that UBS employees serve as board members.

In 2009 and 2010, the liquidators of the two Luxembourg funds filed claims against UBS entities, non-UBS entities and certain individuals, including current and former UBS employees, seeking amounts aggregating approximately EUR 2.1 billion, which includes amounts that the funds may be held liable to pay the trustee for the liquidation of BMIS (BMIS Trustee).

A large number of alleged beneficiaries have filed claims against UBS entities (and non-UBS entities) for purported losses relating to the Madoff fraud. The majority of these cases have been filed in Luxembourg, where decisions that the claims in eight test cases were inadmissible have been affirmed by the Luxembourg Court of Appeal, and the Luxembourg Supreme Court has dismissed a further appeal in one of the test cases.

In the US, the BMIS Trustee filed claims against UBS entities, among others, in relation to the two Luxembourg funds and one of the offshore funds. The total amount claimed against all defendants in these actions was not less than USD 2 billion. In 2014, the US Supreme Court rejected the BMIS Trustee’s motion for leave to appeal decisions dismissing all claims except those for the recovery of fraudulent conveyances and preference payments. In 2016, the Bankruptcy Court dismissed the remaining claims against the UBS entities. The BMIS Trustee appealed.

Note 14  Provisions and contingent liabilities (continued)

4. Puerto Rico

Declines since 2013 in the market prices of Puerto Rico municipal bonds and of closed-end funds (funds) that are sole-managed and co-managed by UBS Trust Company of Puerto Rico and distributed by UBS Financial Services Incorporated of Puerto Rico (UBS PR) have led to multiple regulatory inquiries, as well as customer complaints and arbitrations with aggregate claimed damages of USD 2.8 billion, of which claims with aggregate claimed damages of USD 1.7 billion have been resolved through settlements, arbitration or withdrawal of the claim. The claims have been filed by clients in Puerto Rico who own the funds or Puerto Rico municipal bonds and / or who used their UBS account assets as collateral for UBS non-purpose loans; customer complaint and arbitration allegations include fraud, misrepresentation and unsuitability of the funds and of the loans.

A shareholder derivative action was filed in 2014 against various UBS entities and current and certain former directors of the funds, alleging hundreds of millions of US dollars in losses in the funds. In 2015, defendants’ motion to dismiss was denied and a request for permission to appeal that ruling was denied by the Puerto Rico Supreme Court. In 2014, a federal class action complaint also was filed against various UBS entities, certain members of UBS PR senior management and the co-manager of certain of the funds, seeking damages for investor losses in the funds during the period from May 2008 through May 2014. In September 2018 the court denied plaintiffs’ motion for class certification.

In 2015, a class action was filed in Puerto Rico state court against UBS PR seeking equitable relief in the form of a stay of any effort by UBS PR to collect on non-purpose loans it acquired from UBS Bank USA based on plaintiffs’ allegation that the loans are not valid. The trial court granted UBS PR’s motion for summary judgment and dismissed the action.

In 2014 and 2015, UBS entered into settlements with the Office of the Commissioner of Financial Institutions for the Commonwealth of Puerto Rico (OCFI), the SEC and the Financial Industry Regulatory Authority (FINRA) in relation to their examination of UBS’s operations. We also understand that the DOJ is conducting a criminal inquiry into the impermissible reinvestment of non-purpose loan proceeds. We are cooperating with the authorities in this inquiry.

In 2011, a purported derivative action was filed on behalf of the Employee Retirement System of the Commonwealth of Puerto Rico (System) against over 40 defendants, including UBS PR, which was named in connection with its underwriting and consulting services. Plaintiffs alleged that defendants violated their purported fiduciary duties and contractual obligations in connection with the issuance and underwriting of USD 3 billion of bonds by the System in 2008 and sought damages of over USD 800 million. In 2016, the court granted the System’s request to join the action as a plaintiff, but ordered that plaintiffs must file an amended complaint. In 2017, the court denied defendants’ motion to dismiss the amended complaint.

Beginning in 2015, and continuing through 2017, certain agencies and public corporations of the Commonwealth of Puerto Rico (Commonwealth) defaulted on certain interest payments on Puerto Rico bonds. The funds hold significant amounts of those bonds and the defaults on interest payments have had, and are expected to continue to have, an adverse effect on dividends from the funds. Executive orders of the Governor of Puerto Rico that have diverted funds to pay for essential services instead of debt payments and stayed any action to enforce creditors’ rights on the Puerto Rico bonds continue to be in effect. In 2016, US federal legislation created an oversight board with power to oversee Puerto Rico’s finances and to restructure its debt. The oversight board has imposed a stay on the exercise of creditors’ rights. In 2017, the oversight board placed certain of the bonds into a bankruptcy-like proceeding under the supervision of a Federal District Judge. These events, further defaults, any further legislative action to create a legal means of restructuring Commonwealth obligations or to impose additional oversight on the Commonwealth’s finances, or any restructuring of the Commonwealth’s obligations may increase the number of claims against UBS concerning Puerto Rico securities, as well as potential damages sought.

Our balance sheet at 30 September 2018 reflected provisions with respect to matters described in this item 4 in amounts that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provisions that we have recognized.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 14  Provisions and contingent liabilities (continued)

5. Foreign exchange, LIBOR and benchmark rates, and other trading practices

Foreign exchange-related regulatory matters: Beginning in 2013 numerous authorities commenced investigations concerning possible manipulation of foreign exchange markets and precious metals prices. In 2014 and 2015, UBS reached settlements with the UK Financial Conduct Authority (FCA) and the US Commodity Futures Trading Commission (CFTC) in connection with their foreign exchange investigations, FINMA issued an order concluding its formal proceedings relating to UBS’s foreign exchange and precious metals businesses, and the Board of Governors of the Federal Reserve System (Federal Reserve Board) and the Connecticut Department of Banking issued a Cease and Desist Order and assessed monetary penalties against UBS AG. In 2015, the DOJ’s Criminal Division (Criminal Division) terminated the 2012 Non-Prosecution Agreement (NPA) with UBS AG related to UBS’s submissions of benchmark interest rates and UBS AG pleaded guilty to one count of wire fraud, paid a fine and is subject to probation through January 2020. UBS has ongoing obligations to cooperate with these authorities and to undertake certain remediation measures. UBS has also been granted conditional immunity by the Antitrust Division of the DOJ (Antitrust Division) and by authorities in other jurisdictions in connection with potential competition law violations relating to foreign exchange and precious metals businesses. Investigations relating to foreign exchange and precious metals matters by certain authorities remain ongoing notwithstanding these resolutions.

Foreign exchange-related civil litigation: Putative class actions have been filed since 2013 in US federal courts and in other jurisdictions against UBS and other banks on behalf of putative classes of persons who engaged in foreign currency transactions with any of the defendant banks. UBS has entered into a settlement agreement that would resolve US federal court class actions relating to foreign currency transactions with the defendant banks and persons who transacted in foreign exchange futures contracts and options on such futures. The settlement agreement, which has been approved by the court, requires, among other things, that UBS pay an aggregate of USD 141 million and provide cooperation to the settlement classes.

A putative class action has been filed in federal court in New York against UBS and other banks on behalf of participants, beneficiaries and named fiduciaries of plans qualified under the Employee Retirement Income Security Act of 1974 (ERISA) for whom a defendant bank provided foreign exchange transactional services or authorized or permitted the execution of any foreign currency exchange transactional services involving such plan’s assets. The complaint asserts claims under ERISA. In July 2018, the Second Circuit affirmed the dismissal of the case with prejudice.

In 2015, a putative class action was filed in federal court against UBS and numerous other banks on behalf of persons and businesses in the US who directly purchased foreign currency from the defendants and alleged co-conspirators for their own end use. In March 2017, the court granted UBS’s (and the other banks’) motions to dismiss the complaint. The plaintiffs filed an amended complaint in August 2017. In March 2018, the court denied the defendants’ motions to dismiss the amended complaint.

In 2016, a putative class action was filed in federal court in New York against UBS and numerous other banks on behalf of persons and entities who had indirectly purchased foreign exchange instruments from a defendant or co-conspirator in the US. The complaint asserts claims under federal and state antitrust laws. In response to defendants’ motion to dismiss, plaintiffs agreed to dismiss their complaint.

In 2017, two new putative class actions were filed in federal court in New York against UBS and numerous other banks on behalf of different proposed classes of indirect purchasers of currency, and a consolidated complaint was filed in June 2017. In March 2018, the court dismissed the consolidated complaint. Plaintiffs have filed a motion seeking leave to file an amended complaint.

Putative class actions were also filed against UBS and other banks in federal court in New York and other jurisdictions on behalf of putative classes of persons who had bought or sold physical precious metals and various precious metal products and derivatives. The complaints in these lawsuits asserted claims under the antitrust laws and the Commodity Exchange Act (CEA), and other claims. In July 2018, the court in New York granted UBS’s motions to dismiss amended complaints in the putative class actions relating to gold and silver. In 2017, the court granted UBS’s motion to dismiss the platinum and palladium action. Plaintiffs in the platinum and palladium action subsequently filed an amended complaint that did not allege claims against UBS.

Note 14  Provisions and contingent liabilities (continued)

LIBOR and other benchmark-related regulatory matters: Numerous government agencies, including the SEC, the CFTC, the DOJ, the FCA, the UK Serious Fraud Office (SFO), the Monetary Authority of Singapore (MAS), the Hong Kong Monetary Authority (HKMA), FINMA, various state attorneys general in the US and competition authorities in various jurisdictions, have conducted or are continuing to conduct investigations regarding potential improper attempts by UBS, among others, to manipulate LIBOR and other benchmark rates at certain times. In 2012, UBS reached settlements relating to benchmark interest rates with the UK Financial Services Authority (FSA), the CFTC and the Criminal Division of the DOJ, and FINMA issued an order in its proceedings with respect to UBS relating to benchmark interest rates. In addition, UBS entered into settlements with the European Commission (EC) and with the Swiss Competition Commission (WEKO) regarding its investigation of bid-ask spreads in connection with Swiss franc interest rate derivatives. UBS has ongoing obligations to cooperate with the authorities with whom we have reached resolutions and to undertake certain remediation measures with respect to benchmark interest rate submissions. UBS has been granted conditional leniency or conditional immunity from authorities in certain jurisdictions, including the Antitrust Division of the DOJ and WEKO, in connection with potential antitrust or competition law violations related to certain rates. However, UBS has not reached a final settlement with WEKO as the Secretariat of WEKO has asserted that UBS does not qualify for full immunity. Investigations by certain governmental authorities remain ongoing notwithstanding these resolutions.

LIBOR and other benchmark-related civil litigation: A number of putative class actions and other actions are pending in the federal courts in New York against UBS and numerous other banks on behalf of parties who transacted in certain interest rate benchmark-based derivatives. Also pending in the US and in other jurisdictions are a number of other actions asserting losses related to various products whose interest rates were linked to LIBOR and other benchmarks, including adjustable rate mortgages, preferred and debt securities, bonds pledged as collateral, loans, depository accounts, investments and other interest-bearing instruments. The complaints allege manipulation, through various means, of certain benchmark interest rates, including USD LIBOR, Euroyen TIBOR, Yen LIBOR, EURIBOR, CHF LIBOR, GBP LIBOR, USD and SGD SIBOR and SOR, Australian BBSW and USD ISDAFIX, and seek unspecified compensatory and other damages under varying legal theories.

USD LIBOR class and individual actions in the US: In 2013 and 2015, the district court in the USD LIBOR actions dismissed, in whole or in part, certain plaintiffs’ antitrust claims, federal racketeering claims, CEA claims, and state common law claims. Although the Second Circuit vacated the district court’s judgment dismissing antitrust claims, the district court again dismissed antitrust claims against UBS in 2016. Certain plaintiffs have appealed that decision to the Second Circuit. Separately, in 2018, the Second Circuit reversed in part the district court’s 2015 decision dismissing certain individual plaintiffs’ claims. UBS entered into an agreement in 2016 with representatives of a class of bondholders to settle their USD LIBOR class action. The agreement has received preliminary court approval and remains subject to final approval. In 2018, the district court denied plaintiffs’ motions for class certification in the USD class actions for claims pending against UBS, and plaintiffs have sought permission to appeal that ruling to the Second Circuit. In July 2018, the Second Circuit denied the petition to appeal of the class of USD lenders.

Other benchmark class actions and ISDAFIX class action in the US: In 2014, the court in one of the Euroyen TIBOR lawsuits dismissed certain of the plaintiff’s claims, including a federal antitrust claim, for lack of standing. In 2015, this court dismissed the plaintiff’s federal racketeering claims on the same basis and affirmed its previous dismissal of the plaintiff’s antitrust claims against UBS. In 2017, this court also dismissed the other Yen LIBOR / Euroyen TIBOR action in its entirety on standing grounds, as did the court in the CHF LIBOR action. Also in 2017, the courts in the EURIBOR and the SIBOR / SOR lawsuits dismissed the cases as to UBS and certain other foreign defendants for lack of personal jurisdiction. Plaintiffs in the CHF LIBOR and SIBOR / SOR actions have filed amended complaints following the dismissals, which UBS and other defendants have moved to dismiss. UBS and other defendants have also moved to dismiss the GBP LIBOR and Australian BBSW actions. In 2017, UBS agreed to pay USD 14 million to resolve putative class actions filed in federal court in New York and New Jersey against UBS and other financial institutions on behalf of parties who entered into interest rate derivative transactions linked to ISDAFIX. The final settlement was approved in June 2018.

Government bonds: Putative class actions have been filed since 2015 in US federal courts against UBS and other banks on behalf of persons who participated in markets for US Treasury securities since 2007. A consolidated complaint was filed in 2017 in the SDNY alleging that the banks colluded with respect to, and manipulated prices of, US Treasury securities sold at auction and in the secondary market and asserting claims under the antitrust laws and for unjust enrichment. Defendants’ motions to dismiss the consolidated complaint are pending.

Following filing of these complaints, UBS and reportedly other banks are responding to investigations and requests for information from various authorities regarding US Treasury securities and other government bond trading practices. As a result of its review to date, UBS has taken appropriate action.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 14  Provisions and contingent liabilities (continued)

With respect to additional matters and jurisdictions not encompassed by the settlements and orders referred to above, our balance sheet at 30 September 2018 reflected a provision in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

6. Swiss retrocessions

The Federal Supreme Court of Switzerland ruled in 2012, in a test case against UBS, that distribution fees paid to a firm for distributing third-party and intra-group investment funds and structured products must be disclosed and surrendered to clients who have entered into a discretionary mandate agreement with the firm, absent a valid waiver.

FINMA has issued a supervisory note to all Swiss banks in response to the Supreme Court decision. UBS has met the FINMA requirements and has notified all potentially affected clients.

The Supreme Court decision has resulted, and may continue to result, in a number of client requests for UBS to disclose and potentially surrender retrocessions. Client requests are assessed on a case-by-case basis. Considerations taken into account when assessing these cases include, among other things, the existence of a discretionary mandate and whether or not the client documentation contained a valid waiver with respect to distribution fees.

Our balance sheet at 30 September 2018 reflected a provision with respect to matters described in this item 6 in an amount that UBS believes to be appropriate under the applicable accounting standard. The ultimate exposure will depend on client requests and the resolution thereof, factors that are difficult to predict and assess. Hence, as in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

7. Investigation of UBS’s role in initial public offerings in Hong Kong

The Hong Kong Securities and Futures Commission (SFC) has been conducting investigations into UBS’s role as a sponsor of certain initial public offerings listed on the Hong Kong Stock Exchange. The SFC has previously indicated that it intended to take enforcement action against UBS and certain employees in relation to certain of these offerings. In March 2018, the SFC issued a decision notice in relation to one of the offerings under investigation. The notice provides for a fine of HKD 119 million and a suspension of UBS Securities Hong Kong Limited’s ability to act as a sponsor for Hong Kong-listed initial public offerings for 18 months. UBS has appealed the decision.

Note 15   Guarantees, commitments and forward starting transactions

The table below presents the maximum irrevocable amount of guarantees, commitments and forward starting transactions.

CHF million	30.9.18				30.6.18				31.12.17
	Gross		Sub- partici- pations	Net	Gross		Sub- partici- pations	Net	Gross		Sub- partici- pations	Net
	Measured at fair value	Not measured at fair value			Measured at fair value	Not measured at fair value			Measured at fair value	Not measured at fair value
Total guarantees	1,605	17,133	(2,742)	15,996	1,646	18,529	(2,976)	17,199	1,620	17,234	(2,867)	15,987
Loan commitments	4,126	29,659	(624)	33,160	8,558	31,009	(662)	38,905	7,754	31,315	(1,074)	37,995
Forward starting transactions[1]
Reverse repurchase agreements	19,803	3,814			12,014	1,508				12,683
Securities borrowing agreements		19				38				23
Repurchase agreements	16,098	1,000			9,522	1,346				8,187

1 Cash to be paid in the future by either UBS or the counterparty. Upon adoption of IFRS 9 on 1 January 2018, certain securities financing transactions are presented as measured at fair value through profit or loss. Refer to Note 18 for more information.

Note 16   Events after the reporting period

Changes to functional and presentation currencies

Effective 1 October 2018, and as required by IAS 21, The Effects of Changes in Foreign Exchange Rates, the functional currency of UBS Group AG and UBS AG’s Head Office in Switzerland has changed from Swiss francs to US dollars, and the functional currency of UBS AG’s London Branch operations has changed from British pounds to US dollars. In line with these changes, the presentation currency of UBS Group AG’s and UBS AG’s consolidated financial statements will change from Swiss francs to US dollars. Prior periods will be restated for this presentation currency change, with assets, liabilities and total equity converted to US dollars at historic closing exchange rates prevailing on the respective balance sheet dates, and income and expenses translated at the respective average rates prevailing for the relevant periods. There will be no material changes to prior-period profit and loss or total equity attributable to UBS AG shareholders as a result of this change.

→   Refer to the “Recent developments” section of the UBS Group AG third quarter 2018 report for more information

Changes in Corporate Center cost allocations to business divisions and Corporate Center segment reporting

Effective 1 January 2019, UBS AG will no longer separately assess the performance of Corporate Center – Non-core and Legacy Portfolio as a result of its substantially reduced size and resource consumption. Following this change, and in line with IFRS 8, Operating Segments, UBS will include the results of Corporate Center – Non-core and Legacy Portfolio with Corporate Center – Services. In addition, in order to align Group and divisional performance, UBS AG will adjust its methodology for allocating Corporate Center expenses, funding costs and balance sheet to the business divisions. Prior-period information will be restated.

→   Refer to the “Recent developments” section of the UBS Group AG third quarter 2018 report for more information

Increase in stake in UBS Securities China

UBS AG submitted a preliminary application in May 2018 to increase its shareholding in UBS Securities Co. Limited (UBSS) from 24.99% to 51%. The transaction is subject to completion of a share purchase from existing shareholders and regulatory approval. If UBS AG acquires majority ownership, UBS AG is expected to consolidate UBSS and remeasure its current 24.99% holding at fair value, resulting in an estimated loss of CHF 0.3 billion if the disclosed offer prices are accepted.

→   Refer to the “Recent developments” section of the UBS Group AG third quarter 2018 report for more information

Worldline to acquire SIX Payment Services

On 15 May 2018, SIX and Worldline signed a binding agreement to enter into a strategic partnership in the cards business. Under the agreement, SIX will transfer its existing cards business to Worldline and receive a 27% stake in Worldline. The transaction is currently expected to close in the fourth quarter of 2018. When the transaction closes, UBS AG expects to recognize in its income statement a share of the gain recognized by SIX, proportional to UBS AG’s 17.31% investment in SIX, which is accounted for as an Investment in associate. The gain is estimated at CHF 0.4 billion subject to Worldline’s share price upon closing.

→   Refer to the “Recent developments” section of the UBS Group AG third quarter 2018 report for more information

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 17   Currency translation rates

The following table shows the rates of the main currencies used to translate the financial information of UBS AG’s foreign operations into Swiss francs.

	Spot rate				Average rate[1]
	As of				For the quarter ended			Year-to-date
	30.9.18	30.6.18	31.12.17	30.9.17	30.9.18	30.6.18	30.9.17	30.9.18	30.9.17
1 USD	0.98	0.99	0.97	0.97	0.98	0.99	0.97	0.97	0.98
1 EUR	1.14	1.16	1.17	1.14	1.14	1.17	1.14	1.16	1.10
1 GBP	1.28	1.31	1.32	1.30	1.28	1.33	1.27	1.31	1.26
100 JPY	0.86	0.89	0.86	0.86	0.87	0.90	0.87	0.88	0.88

1 Monthly income statement items of foreign operations with a functional currency other than the Swiss franc are translated with month-end rates into Swiss francs. Disclosed average rates for a quarter represent an average of three month-end rates, weighted according to the income and expense volumes of all foreign operations of UBS AG with the same functional currency for each month. Weighted average rates for individual business divisions may deviate from the weighted average rates for UBS AG.

Note 18   Transition to IFRS 9 as of 1 January 2018

18.1 Update to significant accounting policies disclosed in Note 1a) to the Financial Statements 2017 related to IFRS 9

The adoption of IFRS 9, Financial Instruments (IFRS 9) resulted in changes to UBS AG’s accounting policies applicable from 1 January 2018. Accounting polices set out below replace item 3) b, c, g, h, i, I, o and p in Note 1a) in the UBS AG consolidated annual Financial Statements for the year ended 31 December 2017.

As permitted by the transition provisions of IFRS 9 UBS AG elected not to restate comparative period information, and the accounting policies as set out in Note 1 in the UBS AG consolidated annual Financial Statements for the period ended 31 December 2017 apply to comparative periods.

Update to Note 1a) 3) Financial instruments

b. Classification, measurement and presentation

On initial recognition, financial assets are classified as measured at amortized cost, fair value through other comprehensive income (FVOCI) or fair value through profit or loss (FVTPL).

A debt instrument is measured at amortized cost if it meets the following conditions:

–   it is held within a business model that has an objective to hold financial assets to collect contractual cash flows; and

–   the contractual terms of the financial asset result in cash flows that are solely payments of principal and interest (SPPI) on the principal amount outstanding.

A debt instrument is measured at FVOCI if it meets both of the following conditions:

–   it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

–   the contractual terms of the financial asset result in cash flows that are SPPI.

Equity instruments are accounted for at FVTPL. All other financial assets are measured at FVTPL and consist of held for trading assets, assets mandatorily measured on a fair value basis and derivatives, except to the extent that they are designated in a hedging relationship, in which case the IAS 39 hedge accounting requirements continue to apply.

Business model assessment

UBS AG determines the nature of the business model, for example if the objective is to hold the financial asset and collect the contractual cash flows, by considering the way in which the financial assets are managed to achieve a particular business objective as determined by management.

Financial assets that are held for trading or managed on a fair value basis are measured at FVTPL insofar as the associated business model is neither to hold the financial assets to collect contractual cash flows nor to hold to collect contractual cash flows and sell.

UBS AG originates loans to hold to maturity and to sell or sub-participate to other parties, resulting in a transfer of substantially all the risks and rewards, and derecognition of the loan or portions of it. UBS AG considers the activities of lending to hold and lending to sell or sub-participate as two separate business models, with financial assets within the former considered to be within a business model that has an objective to hold the assets to collect contractual cash flows, and those within the latter included in a trading portfolio. In certain cases, it may not be possible on origination to identify whether loans or portions of loans will be sold or sub-participated and certain loans may be managed on a fair value basis through, for instance, using credit derivatives. These financial assets are mandatorily measured at FVTPL.

Critical accounting estimates and judgments

UBS AG exercises judgment to determine the appropriate level at which to assess its business models. In general the assessment is performed at the product level, e.g., retail and commercial mortgages. In other cases the assessment is carried out at a more granular level, e.g., loan portfolios by region, and, if required, further disaggregation is performed by business strategy. In addition, UBS AG exercises judgment in determining the effect of sales of financial instruments on the business model assessment.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 18   Transition to IFRS 9 as of 1 January 2018 (continued)

Contractual cash flow characteristics

In assessing whether the contractual cash flows are SPPI, UBS AG considers whether the contractual terms of the financial asset contain a term that could change the timing or amount of contractual cash flows arising over the life of the instrument, which could affect whether the instrument is considered to meet the SPPI criteria.

For example, UBS AG holds portfolios of private mortgage contracts and corporate loans in Personal & Corporate Banking that commonly contain clauses that provide for two-way compensation if prepayment occurs. The amount of compensation paid by or to UBS AG reflects the effect of changes in market interest rates. UBS AG has determined that the inclusion of the change in market interest rates in the compensation amount is reasonable for the early termination of the contract, and therefore results in contractual cash flows that are SPPI.

Critical accounting estimates and judgments

UBS AG applies judgment when considering whether certain contractual features, such as interest rate reset frequency or non-recourse features, significantly affect future cash flows. Furthermore, judgment is required when assessing whether compensation paid or received on early termination of lending arrangements results in cash flows that are not SPPI.

All financial instruments are initially measured at fair value. In the case of financial instruments subsequently measured at amortized cost or FVOCI, the initial fair value is adjusted for directly attributable transaction costs.

After initial recognition, UBS AG classifies, measures and presents its financial assets and liabilities in accordance with IFRS 9 as described in the table on the following pages.

Note 18   Transition to IFRS 9 as of 1 January 2018 (continued)

Financial assets classification		Significant items included	Measurement and presentation
Measured at amortized cost

A debt financial asset is measured at amortized cost if:

–   it is held in a business model that has an objective to hold assets to collect contractual cash flows, and

–   the contractual terms give rise to cash flows that are SPPI.

This classification includes:

–   cash and balances at central banks

–   loans and advances to banks

–   cash collateral receivable on securities borrowed

–   receivables on reverse repurchase agreements

–   cash collateral receivables on derivative instruments

–   residential and commercial mortgages

–   corporate loans

–   secured loans, including Lombard loans, and unsecured loans

–   loans to financial advisors

–   debt securities held as high-quality liquid assets (HQLA)

–   fee and lease receivables.

Measured at amortized cost using the effective interest rate (EIR) method less allowances for expected credit losses (ECL) (refer to items 3c and 3g in this Note for more information).

The following items are recognized in the income statement:

–   Interest income, which is accounted for in accordance with item 3c in this Note

–   ECL and reversals

–   Foreign exchange translation gains and losses

Upfront fees and direct costs relating to loan origination, refinancing or restructuring as well as to loan commitments –  when it is probable that UBS AG will enter into a specific lending relationship –  are deferred and amortized over the life of the loan using the EIR method.

When the financial asset at amortized cost is derecognized, the gain or loss is recognized in the income statement.

Amounts arising from exchange-traded derivatives (ETD) and certain over-the-counter (OTC) derivatives cleared through central clearing counterparties that are either considered to be daily settled or qualify for netting (refer to “Note 1a) Significant accounting policies”  items 3d and 3j in the “Consolidated financial statements”  section of the Annual Report 2017 for more information) are presented within Cash collateral receivables on derivative instruments.

Measured at FVOCI	Debt instruments measured at FVOCI

A debt financial asset is measured at FVOCI if:

–   it is held in a business model whose objective is achieved by both holding assets to collect contractual cash flows and selling the assets, and

–   the contractual terms give rise to cash flows that are SPPI.

This classification primarily includes debt securities and certain asset-backed securities held as HQLA for which the contractual cash flows meet the SPPI conditions.

Measured at fair value with unrealized gains and losses reported in Other comprehensive income, net of applicable income taxes, until such investments are derecognized (when sold, collected or otherwise disposed). Upon derecognition, any accumulated balances in Other comprehensive income are reclassified to the income statement and reported within Other income.

The following items are recognized in the income statement:

–   Interest income, which is accounted for in accordance with item 3c in this Note

–   ECL and reversals

–   Foreign exchange translation gains and losses.

The amounts recognized in the income statement are determined on the same basis as for financial assets measured at amortized cost.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 18   Transition to IFRS 9 as of 1 January 2018 (continued)

Financial assets classification		Significant items included	Measurement and presentation
Measured at FVTPL	Held for trading

Financial assets held for trading include:

–   all derivatives with a positive replacement value, except those that are designated as effective hedging instruments

–   other financial assets acquired principally for the purpose of selling or repurchasing in the near term, or that are part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit taking. Included in this category are debt instruments (including those in the form of securities, money market paper and traded corporate and bank loans) and equity instruments.

Measured at fair value with changes recognized in profit or loss.

Changes in fair value, initial transaction costs and gains and losses realized on disposal or redemption are recognized in Other net income from fair value changes on financial instruments, except interest and dividend income on instruments other than derivatives (refer to item 3c in this Note for more information), interest on derivatives designated as hedging instruments in certain types of hedge accounting relationships and forward points on certain long- and short-duration foreign exchange contracts, which are reported in Net interest income.

Derivative assets are generally presented as Derivative financial instruments, except those exchange-traded and OTC-cleared derivatives that are considered to be settled on a daily basis or qualify for netting and are presented within Cash collateral receivables on derivative instruments.

The presentation of fair value changes on derivatives that are designated and effective as hedging instruments depends on the type of hedge relationship (refer to “Note 1a) Significant accounting policies”  item 3k in the “Consolidated financial statements”  section of the Annual Report 2017 for more information).

Financial assets held for trading (other than derivatives) are presented as Financial assets at fair value held for trading.

Other financial assets mandatorily measured at fair value through profit or loss are presented as Financial assets at fair value not held for trading, except for brokerage receivables, which are presented as a separate line item on UBS AG’s balance sheet.

Mandatorily measured at FVTPL – Other

A financial asset is mandatorily measured at FVTPL if:

–   it is not held in a business model whose objective is to hold assets to collect contractual cash flows or to hold them to collect contractual cash flows and sell, and / or

–   the contractual terms give rise to cash flows that are not SPPI, and / or

–   it is not held for trading.

The following financial assets are mandatorily measured at FVTPL:

–   Certain structured loans, certain commercial loans, receivables under reverse repurchase and cash collateral on securities borrowing agreements that are managed on a fair value basis

–   Loans, managed on a fair value basis and hedged with credit derivatives

–   Certain debt securities held as HQLA and managed on a fair value basis

–   Certain investment fund holdings and assets held to hedge delivery obligations related to cash-settled employee compensation plans. These assets represent holdings in investments funds, whereby the contractual cash flows do not meet the SPPI conditions because the entry and exit price is based on the fair value of the fund’s assets

–   Brokerage receivables, for which contractual cash flows do not meet the SPPI conditions due to the aggregate balance being accounted for as a single unit of account, with interest being calculated on the individual components

–   Auction rate securities, for which contractual cash flows do not meet the SPPI conditions because interest may be reset at rates that contain leverage

–   Equity instruments

–   Assets held under unit-linked investment contracts.

Note 18   Transition to IFRS 9 as of 1 January 2018 (continued)

Financial liabilities classification		Significant items included	Measurement and presentation
Measured at amortized cost

This classification includes:

–   Demand and time deposits, retail savings / deposits, amounts payable under repurchase agreements, cash collateral on securities lent, non-structured fixed-rate bonds, subordinated debt, certificates of deposit and covered bonds and obligations against funding from UBS Group AG and its subsidiaries

–   Cash collateral payables on derivative instruments.

Measured at amortized cost using the EIR method.

Upfront fees and direct costs relating to the issuance or origination of the liability are deferred and amortized over the life of the liability using the EIR method.

When the financial liability at amortized cost is derecognized, the gain or loss is recognized in the income statement.

Amortized cost liabilities are presented on the balance sheet primarily as Amounts due to banks, Customer deposits, Payables from securities financing transactions , Debt issued measured at amortized cost and Funding from UBS Group AG and its subsidiaries.

Amounts arising from ETD and certain OTC derivatives cleared through central clearing counterparties that are either considered to be daily settled or qualify for netting (refer to “Note 1a) Significant accounting policies”  items 3d and 3j in the “Consolidated financial statements”  section of the Annual Report 2017 for more information) are presented within Cash collateral payables on derivative instruments.

Measured at fair value through profit or loss	Held for trading

Financial liabilities held for trading include:

–   All derivatives with a negative replacement value (including certain loan commitments) except those that are designated and effective hedging instruments

–   Obligations to deliver financial instruments, such as debt and equity instruments, that UBS AG has sold to third parties, but does not own (short positions).

Measurement of financial liabilities classified at FVTPL follows the same principles as for financial assets classified at FVTPL, except that the amount of change in the fair value of the financial liability that is attributable to changes in UBS AG’s own credit risk is presented in OCI.

Financial liabilities measured at FVTPL are presented as Financial liabilities at fair value held for trading and Other financial liabilities designated at fair value, respectively, except for brokerage payables and debt issued, which are presented as separate sub-totals on UBS AG’s balance sheet.

Derivative liabilities are generally presented as Derivative financial instruments, except those exchange-traded and OTC-cleared derivatives that are considered to be settled on a daily basis or qualify for netting and are presented within Cash collateral payables on derivative instruments.

Bifurcated embedded derivatives are measured at fair value, but are presented on the same balance sheet line as the host contract measured at amortized cost.

Derivatives that are designated and effective as hedging instruments are also measured at fair value. The presentation of fair value changes differs depending on the type of hedge relationship (refer to “Note 1a) Significant accounting policies”  item 3k in the “Consolidated financial statements”  section of the Annual Report 2017 for more information).

Designated at FVTPL

UBS AG designated at FVTPL the following financial liabilities:

–   Issued hybrid debt instruments that primarily include equity-linked, credit-linked and rates-linked bonds or notes

–   Issued debt instruments managed on a fair value basis

–   Certain payables under repurchase agreements and cash collateral on securities lending agreements that are managed in conjunction with associated reverse repurchase agreements and cash collateral on securities borrowed

–   Loan commitments that are hedged predominantly with credit derivatives and those managed on a fair value basis

–   Amounts due under unit-linked investment contracts whose cash flows are linked to financial assets measured at FVTPL and eliminate an accounting mismatch

–   Brokerage payables, which arise in conjunction with brokerage receivables and are measured at FVTPL to achieve measurement consistency.

c. Interest income and expense

Interest income and expense are recognized in the income statement applying the EIR method.

In determining interest income and expense, the EIR is applied to the gross carrying amount of the financial asset (unless the asset is credit-impaired) or the amortized cost of a financial liability, based on estimated future cash flows that take into account all contractual cash flows, except those related to ECL. However, when a financial asset becomes credit-impaired after initial recognition, interest income is determined by applying EIR to the amortized cost of the instrument. Furthermore, for financial assets that were credit-impaired on initial recognition, interest is determined by applying a credit-adjusted EIR to the amortized cost of the instrument.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 18   Transition to IFRS 9 as of 1 January 2018 (continued)

UBS AG also presents interest income and expense on financial instruments (excluding derivatives) measured at FVTPL separately from the rest of the fair value changes in the income statement. Interest income or expense on financial instruments measured at amortized cost and financial assets measured at FVOCI are presented separately within Interest income from financial instruments measured at amortized cost and fair value through other comprehensive income and Interest expense from financial instruments measured at amortized cost, with interest on financial instruments at FVTPL presented in Interest income (or expense) from financial instruments measured at fair value through profit or loss. All are part of Net interest income.

Interest income from financial instruments measured at fair value through profit or loss includes forward points on certain short- and long-duration foreign exchange contracts and dividend income.

Furthermore, interest income and expense on derivatives designated as hedging instruments in effective hedge relationships are presented consistently with the interest income and expense of the respective hedged item.

→   Refer to “Note 1a) Significant Accounting Policies” in the “UBS AG consolidated financial statements” section of the Annual Report 2017 for more information

g. Expected credit losses

Expected credit losses (ECL) are recognized for financial assets measured at amortized cost, financial assets measured at FVOCI, fee and lease receivables, financial guarantees and loan commitments. ECL are also recognized on the undrawn portion of revolving revocable credit lines, which include UBS AG’s credit card limits and master credit facilities, which are customary in the Swiss market for corporate and commercial clients. UBS AG refers to both as “other credit lines,” with clients allowed to draw down on-demand balances (with the Swiss master credit facilities also allowing for term products) and which can be terminated by UBS AG at any time. Though these other credit lines are revocable, UBS AG is exposed to credit risk because the client has the ability to draw down funds before UBS AG can take credit risk mitigation actions.

Recognition of expected credit losses

ECL represent the difference between contractual cash flows and those UBS AG expects to receive, discounted at the EIR. For loan commitments and other credit facilities in scope of ECL, expected cash shortfalls are determined by considering expected future draw downs.

ECL are recognized on the following basis:

–   Maximum 12-month ECL are recognized from initial recognition, reflecting the portion of lifetime cash shortfalls that would result if a default occurs in the 12 months after the reporting date, weighted by the risk of a default occurring. Instruments in this category are referred to as instruments in stage 1. For instruments with a remaining maturity of less than 12 months, ECL are determined for this shorter period.

–   Lifetime ECL are recognized if a significant increase in credit risk (SICR) is detected subsequent to the instrument’s initial recognition, reflecting lifetime cash shortfalls that would result from all possible default events over the expected life of a financial instrument, weighted by the risk of a default occurring. Instruments in this category are referred to as instruments in stage 2. Where an SICR is no longer observed, the instrument will move back to stage 1.

–   Lifetime ECL are always recognized for credit-impaired financial instruments, referred to as instruments in stage 3. The IFRS 9 determination of whether an instrument is credit-impaired is based on the occurrence of one or more loss events, with lifetime ECL generally derived by estimating expected cash flows based on a chosen recovery strategy with additional consideration given to forward-looking economic scenarios. Credit-impaired exposures may include positions for which no loss has occurred or no allowance has been recognized, for example, because they are expected to be fully recoverable through the collateral held.

–   Changes in lifetime ECL since initial recognition are also recognized for assets that are purchased or originated credit-impaired financial assets (POCI). POCI are initially recognized at fair value with interest income subsequently being recognized based on a credit-adjusted EIR. POCI include financial instruments that are newly recognized following a substantial restructuring and remain a separate category until maturity.

Note 18   Transition to IFRS 9 as of 1 January 2018 (continued)

UBS AG does not apply the low-credit-risk practical expedient that allows a lifetime ECL for lease or fee receivables to be recognized irrespective of whether a significant increase in credit risk has occurred. Instead, UBS AG has incorporated lease and fee receivables into the standard ECL calculation.

A write-off is made when all or part of a financial asset is deemed uncollectible or forgiven. Write-offs reduce the principal amount of a claim and are charged against previously established allowances for credit losses. Recoveries, in part or in full, of amounts previously written off are generally credited to Credit loss expense / recovery. Write-offs and partial write-offs represent derecognition / partial derecognition events.

ECL are recognized in profit or loss with a corresponding ECL allowance reported as a decrease in the carrying value of financial assets measured at amortized cost on the balance sheet. For financial assets measured at fair value through OCI, the carrying value is not reduced, but an accumulated amount is recognized in OCI. For off-balance sheet financial instruments and other credit lines, provisions for ECL are reported in Provisions. ECL are recognized within the income statement in Credit loss expense / recovery.

Default and credit impairment

The definition of default is based on quantitative and qualitative criteria. A counterparty is classified as defaulted at the latest when material payments of interest, principal or fees are overdue for more than 90 days, or more than 180 days for the Personal & Corporate Banking and Swiss wealth management portfolios. Counterparties are also classified as defaulted when bankruptcy, insolvency proceedings or enforced liquidation have commenced, obligations have been restructured on preferential terms or there is other evidence that payment obligations will not be fully met without recourse to collateral. The latter may be the case even if, to date, all contractual payments have been made when due. If a counterparty is defaulted, generally all claims against the counterparty are treated as defaulted.

An instrument is classified as credit-impaired if the counterparty is defaulted, and / or the instrument is POCI. An instrument is POCI if it has been purchased with a material discount to its carrying amount following a risk event of the issuer or originated with a defaulted counterparty. Once a financial asset is classified as defaulted / credit-impaired (except POCIs), it remains as such unless all past due amounts have been rectified, additional payments have been made on time, the position is not classified as credit-restructured, and there is general evidence of credit recovery. A minimum period of three months is applied whereby most instruments remain in stage 3 for a longer period.

Measurement of expected credit losses

IFRS 9 ECL reflect an unbiased, probability-weighted estimate based on either loss expectations resulting from default events over a maximum 12-month period from the reporting date or over the remaining life of a financial instrument. The method used to calculate individual probability-weighted unbiased ECL is based on a combination of the following principal factors: probability of default (PD), loss given default (LGD) and exposure at default (EAD). PDs and LGDs used in the ECL calculation are point in time (PIT)-based for key portfolios and consider both current conditions and expected cyclical changes. For each instrument or group of instruments, parameter time series are generated consisting of the instruments’ PD, LGD and EAD profiles considering the respective period of exposure to credit risk.

For the purpose of determining the ECL-relevant parameters, UBS AG leverages its Pillar 1 internal ratings-based (IRB) models that are also used in determining expected loss (EL) and risk-weighted assets under the Basel III framework and Pillar 2 stress loss models. Adjustments have been made to these models and new IFRS 9-related models have been developed, which consider the complexity, structure and risk profile of relevant portfolios and take account of the fact that PDs and LGDs used in the ECL calculation are PIT-based as opposed to the corresponding Basel III through the cycle (TTC) parameters. The assignment of internal counterparty rating grades and the determination of default probabilities for the purposes of Basel III are not affected by the IFRS 9 ECL calculation.

Probability of default (PD): The PD represents the likelihood of a default over a specified time period. A 12-month PD represents the likelihood of default determined for the next 12 months and a lifetime PD represents the probability of default over the remaining lifetime of the instrument. The lifetime PD calculation is based on a series of 12-month PIT PDs that are derived from TTC PDs and scenario forecasts. This modeling is region-, industry- and client segment-specific and considers both scenario-systematic and client-idiosyncratic information. To derive the cumulative lifetime PD per scenario, the series of 12-month PIT PDs are transformed into marginal PIT PDs taking any assumed default events from previous periods into account.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 18   Transition to IFRS 9 as of 1 January 2018 (continued)

Exposure at default (EAD): The EAD represents an estimate of the exposure to credit risk at the time of a potential default occurring during the life of a financial instrument. It represents the cash flows outstanding at the time of default, considering expected repayments, interest payments and accruals, discounted at the EIR. Future drawdowns on facilities are considered through a credit conversion factor (CCF) that is reflective of historical drawdown and default patterns and the characteristics of the respective portfolios. IFRS 9-specific CCFs have been modeled to capture client segment- and product-specific patterns after removing Basel standard-specific limitations, i.e., conservativism and focus on a 12-month period prior to default.

Loss given default (LGD): The LGD represents an estimate of the loss at the time of a potential default occurring during the life of a financial instrument. The determination of the LGD takes into account expected future cash flows from collateral and other credit enhancements, or expected payouts from bankruptcy proceedings for unsecured claims and, where applicable, time to realization of collateral and the seniority of claims. The LGD is commonly expressed as a percentage of the EAD.

PD and LGD are determined for four different scenarios whereas EAD projections are treated as scenario independent.

Parameters are generally determined on an individual financial asset level. For credit card exposures in Switzerland, personal account overdrafts and certain loans to financial advisors, a portfolio approach is applied that derives an average PD and LGD for the entire portfolio.

Scenarios and scenario weights

The determination of the probability-weighted ECL requires evaluating a range of diverse and relevant future economic conditions.

To accommodate this requirement, UBS AG uses four different economic scenarios in the ECL calculation: an upside, a baseline, a mild downside and a severe downside scenario. Each scenario is represented by a specific scenario narrative, which is relevant considering the exposure of key portfolios to economic risks, and for which a set of consistent macroeconomic variables is determined. Those variables range from above-trend economic growth to severe recession. A weight is computed for each scenario by using a probabilistic econometric model that considers recent information as well as several decades of historical data. The determined weights constitute the probabilities that the respective set of macroeconomic conditions will occur. The scenarios, including the narratives, the macroeconomic and financial variables and the scenario weights, are further discussed, challenged and potentially refined by a team of UBS-AG internal experts. The baseline scenario is aligned to the economic and market assumptions used for UBS AG business planning purposes.

Macroeconomic and other factors

The range of macroeconomic, market and other factors that is modeled as part of the scenario determination is wide, and historical information is used to support the identification of the key factors. As the forecast horizon increases, the availability of information decreases and judgment increases. For cycle-sensitive PD and LGD determination purposes, UBS AG projects the relevant economic factors for a period of three years before reverting, over a specified period, to a cycle-neutral PD and LGD for longer-term projections.

Factors relevant for the ECL calculation vary by type of exposure and are determined during the credit cycle index model development process in close alignment with practitioner judgment. Certain variables may only be relevant for specific types of exposures, such as house price indices for mortgage loans, while other variables have key relevance in the ECL calculation for all exposures. Regional and client segment characteristics are generally taken into account, with specific focus on Switzerland and the US considering UBS AG’s key ECL-relevant portfolios.

For UBS AG, the following forward-looking macroeconomic variables represent the most relevant factors in the ECL calculation:

–   GDP growth rates

–   House price indices

–   Unemployment rates

–   Interest rates, specifically LIBOR and government bond yields

–   Equity indices

–   Consumer price indices

Note 18   Transition to IFRS 9 as of 1 January 2018 (continued)

The forward-looking macroeconomic assumptions used in the ECL calculation are developed by UBS AG economists, risk methodology personnel and credit risk officers. Assumptions and scenarios are validated and approved through a scenario committee and an operating committee, which also aim to ensure a consistent use of forward-looking information throughout UBS AG, including in the business planning process. ECL inputs are tested and reassessed for appropriateness at least each quarter and appropriate adjustments are made when needed.

ECL measurement period

The period for which lifetime ECL are determined is based on the maximum contractual period that UBS AG is exposed to credit risk, taking into account contractual extension, termination and prepayment options. For irrevocable loan commitments and financial guarantee contracts, the measurement period represents the maximum contractual period for which UBS AG has an obligation to extend credit.

Additionally, some financial instruments include both an on-demand loan and a revocable undrawn commitment where the contractual cancelation right does not limit UBS AG’s exposure to credit risk to the contractual notice period as the client has the ability to draw down funds before UBS AG can take risk mitigating actions. In such cases, UBS AG is required to estimate the period over which it is exposed to credit risk. This applies to UBS AG’s credit card limits, which do not have a defined contractual maturity date, are callable on demand and where the drawn and undrawn components are managed as one unit. The exposure arising from UBS AG’s credit card limits is not significant and is managed at a portfolio level, with credit actions triggered when balances are past due. An ECL measurement period of seven years is applied for credit card limits, capped at 12 months for stage 1 balances, as a proxy for the period that UBS AG is exposed to credit risk. Customary master credit agreements in the Swiss corporate market also include on-demand loans and revocable undrawn commitments. For smaller commercial facilities, a risk-based monitoring (RbM) approach is in place that highlights negative trends as risk events, at an individual facility level, based on a combination of continuously updated risk indicators. The risk events trigger additional credit reviews by a Risk Officer, allowing for informed credit decisions to be taken. Larger corporate facilities are not subject to RbM, but are reviewed at least annually through a formal credit review. UBS AG has assessed these credit risk management practices and considers both the RbM approach and formal credit review as a substantive credit review providing for a re-origination of the facility. Following this, a 12-month measurement period is used for both types of facilities as an appropriate proxy of the period over which UBS AG is exposed to credit risk, with 12 months also used as a look back period for assessing SICR.

Significant increase in credit risk

Financial instruments subject to ECL are monitored on an ongoing basis. To determine whether the recognition of a 12-month ECL continues to be appropriate, it is assessed whether an SICR has occurred since initial recognition of the financial instrument. The assessment criteria include both quantitative and qualitative factors.

Primarily, UBS AG assesses changes in an instrument’s risk of default on a quantitative basis by comparing the annualized forward-looking and scenario-weighted lifetime PD of an instrument determined at two different dates:

–   at the reporting date and

–   at inception of the instrument.

In both cases, the respective PDs are determined for the residual lifetime of the instrument, i.e., the period between the reporting date and maturity. If, based on UBS AG’s quantitative modeling, an increase exceeds a set threshold, an SICR is deemed to have occurred and the instrument is transferred to stage 2 with lifetime ECL being recognized.

The threshold applied varies depending on the original credit quality of the borrower. For instruments with lower default probabilities at inception due to good credit quality of the counterparty, the SICR threshold is set at a higher level than for instruments with higher default probabilities at inception. This implies that for instruments with initially lower default probabilities a relatively higher deterioration in credit quality is needed to trigger an SICR than for those instruments with originally higher PDs. The SICR assessment based on PD changes is made at an individual financial asset level. A high-level overview of the SICR trigger, expressed in rating downgrades, together with the corresponding ratings at origination of an instrument is provided in the “SICR thresholds” table below. This simplified view is aligned to internal ratings as disclosed in the internal ratings table presented in “Credit risk” in the “Risk management and control” section of the Annual Report 2017. The actual SICR thresholds applied are defined on a more granular level interpolating between the values shown in the table.

SICR thresholds

Internal rating at origination of the instrument	Rating downgrades / SICR trigger
0–3	3
4–8	2
9–13	1

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 18   Transition to IFRS 9 as of 1 January 2018 (continued)

Irrespective of the SICR assessment based on default probabilities, credit risk is generally deemed to have significantly increased for an instrument if the borrower becomes more than 30 days past due on his contractual payments. This presumption is rebutted only where reasonable and supportable information is available that demonstrates that UBS AG is not exposed to an SICR even if contractual payments become more than 30 days past due.

For certain less material portfolios, specifically the Swiss credit card portfolio and the recruitment and retention loans to financial advisors within Global Wealth Management, the 30 days past due criterion is used as the primary indicator of an SICR. Where instruments are transferred to stage 2 due to the 30 days past due criterion, a minimum period of six months is applied before a transfer back to stage 1 can be triggered. For instruments in Personal & Corporate Banking that are between 90 and 180 days past due, a one-year period is applied before a transfer back to stage 1 can be triggered.

Additionally, based on individual counterparty-specific indicators, external market indicators of credit risk or general economic conditions, counterparties may be moved to a watch list, which is used as a secondary qualitative indicator for an SICR and hence for a transfer to stage 2. Exception management is further applied, allowing for individual and collective adjustments on exposures sharing the same credit risk characteristics to take account of specific situations that are not otherwise fully reflected. Instruments for which an SICR since initial recognition is determined based on criteria other than changed default probabilities remain in stage 2 for at least six months post resolution of the stage 2 trigger event.

The overall SICR determination process does not apply to Lombard loans, securities financing transactions and certain other asset-based lending transactions due to the risk management practices adopted, including daily monitoring processes with strict remargining requirements. If margin calls are not satisfied, a position is closed out and classified as a stage 3 position. ECL on these positions are not material.

Critical accounting estimates and judgments

The calculation of ECL requires management to apply significant judgment and make estimates and assumptions that involve significant uncertainty at the time they are made. Changes to these estimates and assumptions can result in significant changes to the timing and amount of ECL to be recognized.

–    Determination of a significant increase of credit risk

IFRS 9 does not include a definition of what constitutes an SICR. UBS AG assesses whether an SICR has occurred since initial recognition based on qualitative and quantitative reasonable and supportable forward-looking information that includes significant management judgment. More stringent criteria could significantly increase the number of instruments migrating to stage 2. An IFRS 9 Operating Committee has been established to review and challenge the SICR approach and any potential changes and determinations made in the quarter.

–    Scenarios, scenario weights and macroeconomic factors

ECL reflect an unbiased and probability-weighted amount, which UBS AG determines by evaluating a range of possible outcomes. Management selects forward-looking scenarios and judges the suitability of respective weights to be applied. Each of the scenarios is based on management’s assumptions around future economic conditions in the form of macroeconomic, market and other factors. Changes in the scenarios and weights, the corresponding set of macroeconomic variables and the assumptions made around those variables for the forecast horizon would have a significant effect on the ECL. An IFRS 9 Scenario Committee, in addition to the Operating Committee, has been established to derive, review and challenge the selection and weights.

–    ECL measurement period

Lifetime ECL are generally determined based upon the contractual maturity of the transaction, which significantly affects ECL. The ECL calculation is therefore sensitive to any extension of contractual maturities triggered by business decisions, consumer behaviors and an increased number of stage 2 positions. In addition, for credit card limits and Swiss callable master credit facilities, judgment is required as UBS AG must determine the period over which it is exposed to credit risk. A seven-year period has been applied for credit card limits, capped at 12 months for stage 1 positions, and a 12-month period has been applied for master credit facilities.

–    Modeling and management adjustments

A number of complex models have been developed or modified to calculate ECL, with additional management adjustments required. Internal counterparty rating changes, new or revised models and data may significantly affect ECL. The models are governed by UBS AG’s model validation controls, which aim to ensure independent verification, and are approved by the Group Model Governance Board (GMGB). The management adjustments are approved by the IFRS 9 Operating Committee and endorsed by the GMGB.

Note 18   Transition to IFRS 9 as of 1 January 2018 (continued)

h. Restructured and modified financial assets

When a counterparty is in financial difficulties or where default has already occurred, UBS AG may restructure financial assets by providing concessions that would otherwise not be considered and that are outside of UBS AG’s normal risk appetite, such as preferential interest rates, extension of maturity and subordination. When a credit restructuring takes place, each case is considered individually and the counterparty is generally classified as defaulted until the loan is collected or written off, non-preferential conditions are granted that supersede the preferential conditions, or until the counterparty has recovered and the preferential conditions no longer exceed UBS AG’s risk appetite.

Concessions granted when there is no evidence of financial difficulties, or where changes to terms and conditions are within UBS AG’s usual risk appetite, are not considered to be a credit restructuring.

Modifications represent contract amendments that result in an alteration of future contractual cash flows and that can occur within UBS AG’s normal risk appetite or as part of a credit restructuring where a counterparty is in financial difficulties.

A restructuring or modification of a financial asset could lead to a substantial change in the terms and conditions, resulting in the original financial asset being derecognized and a new financial asset being recognized. Where the modification does not result in a derecognition, any difference between the modified contractual cash flows discounted at the original EIR and the existing gross carrying value of a financial asset is recognized in profit or loss as a modification gain or loss. Further, the subsequent SICR assessment is made by comparing the risk of default at the reporting date based on the modified contractual terms of the financial asset with the risk of default at initial recognition based on the original, unmodified contractual terms of the financial asset.

o. Loan commitments

Loan commitments are arrangements under which clients can borrow stipulated amounts under defined terms and conditions.

Loan commitments that can be canceled at any time by UBS AG at its discretion are neither recognized on the balance sheet nor included in off-balance sheet disclosures.

Loan commitments that cannot be canceled by UBS AG once the commitments are communicated to the beneficiary or that are revocable only due to automatic cancelation upon deterioration in a borrower’s creditworthiness are considered irrevocable and are classified as (i) derivative loan commitments measured at fair value through profit or loss, (ii) loan commitments designated at fair value through profit or loss or (iii) other loan commitments.

UBS AG recognizes ECL on non-cancelable other loan commitments. In addition, UBS AG also recognizes ECL on loan commitments that can be canceled at any time if UBS AG is exposed to credit risk (refer to item g in this Note). Corresponding ECL are presented within Provisions  on the UBS AG’s balance sheet. ECL relating to these other loan commitments is recorded in the income statement in Credit loss expense / recovery.

When a client draws on a commitment, the resulting loan is presented within Financial assets at fair value held for trading  or within Financial assets at fair value not held for trading when the associated loan commitments are measured at fair value through profit or loss, or within Loans and advances to customers, when the associated loan commitments are not measured at fair value through profit or loss.

p. Financial guarantee contracts

Financial guarantee contracts are contracts that require the issuer to make specified payments to reimburse the holder for an incurred loss because a specified debtor fails to make payments when due in accordance with the terms of a specified debt instrument. UBS AG issues such financial guarantees to banks, financial institutions and other parties on behalf of clients to secure loans, overdrafts and other banking facilities.

Certain issued financial guarantees that are managed on a fair value basis are designated at fair value through profit or loss. Financial guarantees that are not managed on a fair value basis are initially recognized in the financial statements at fair value and are subsequently measured at the higher of:

–   the amount of ECL (refer to item g in this Note) and

–   the amount initially recognized less the cumulative amount of income recognized as of the reporting date.

ECL resulting from guarantees is recorded in the income statement in Credit loss expense / recovery.

q. Other net income from fair value changes of financial instruments

The line item Other net income from fair value changes of financial instruments substantially includes fair value gains and losses on financial instruments at fair value through profit or loss, as well as the effects at derecognition, trading gains and losses and intermediation income arising from certain client-driven Global Wealth Management and Personal & Corporate Banking financial transactions. In addition, foreign currency translation effects and income and expenses from precious metals are presented under this income statement line item.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 18   Transition to IFRS 9 as of 1 January 2018 (continued)

18.2 Adoption of IFRS 9

18.2.1 Governance

The implementation of IFRS 9 has been a key strategic initiative for UBS implemented under the joint sponsorship of the Group Chief Financial Officer and the Group Chief Risk Officer. The incorporation of forward-looking information into the ECL calculation and the definition and assessment of what constitutes a significant increase in credit risk (SICR) are inherently subjective and involve the use of significant expert judgment. Therefore, UBS AG has developed a front-to-back governance framework over the ECL calculation process jointly owned by the Group Chief Financial Officer and the Group Chief Risk Officer and has designed controls to be in compliance with the requirements of the Sarbanes-Oxley Act. UBS AG has efficient credit risk management processes in place that continue to be applicable and aim to ensure the effects of economic developments are appropriately considered, mitigation actions are taken where required and risk appetite is reassessed and adjusted as needed.

→   Refer to the “Risk management and control” section of the Annual Report 2017 for more information

18.2.2 Retrospective amendments to UBS AG balance sheet presentation

Although the effect of IFRS 9 classification and measurement changes has been applied prospectively, UBS AG has made a series of changes to the presentation of its IFRS balance sheet to facilitate comparability and prior-period information is presented for periods ending before 1 January 2018 in this revised structure. The primary changes include:

–   IAS 39-specific asset categories, such as “Financial assets held to maturity” and “Financial assets available for sale,” have been superseded by the new categories “Financial assets measured at amortized cost” and “Financial assets measured at fair value through other comprehensive income.”

–   A new line, Financial assets at fair value not held for trading, has been created to accommodate in particular financial assets previously designated at fair value, all of which are mandatorily classified at fair value through profit or loss under IFRS 9.

–   Other assets and Other liabilities have been split between measured at amortized cost, measured at fair value through profit or loss and other non-financial assets and liabilities.

–   Cash collateral on securities borrowed and Reverse repurchase agreements have been combined into a single line, Receivables from securities financing transactions. Similarly, Cash collateral on securities lent and Repurchase agreements have been combined into a single line, Payables from securities financing transactions.

–   Finance lease receivables, previously presented within Loans, are now presented within Other financial assets measured at amortized cost.

–   Precious metal positions previously presented in Trading portfolio assets are now presented within the new line Other non-financial assets.

–   Financial liabilities designated at fair value have been split into two lines: Debt issued designated at fair value and Other financial liabilities designated at fair value.

–   Obligations of UBS AG from funding received from UBS Group AG or its subsidiaries, previously included within Due to customers, are now presented separately within Funding from UBS Group AG and its subsidiaries.

Note 18   Transition to IFRS 9 as of 1 January 2018 (continued)

The table below illustrates the new balance sheet presentation of assets and liabilities as of 31 December 2017 in comparison with the presentation in the Annual Report 2017. The presentation of the components of equity has not changed, and therefore, for illustration purposes, total liabilities and equity are presented in a single line in the table. The table does not reflect any of the effects of adopting the classification and measurement requirements of IFRS 9,  which are presented in section 18.2.3 under Reclassification and remeasurement of carrying amounts and recognition of ECL upon adoption of IFRS 9.

Retrospective amendments to UBS AG's balance sheet presentation as of 31 December 2017
CHF million		31.12.17	31.12.17
Assets	References	Former presentation	Revised presentation
Cash and balances at central banks		87,775	87,775
Loans and advances to banks (formerly: Due from banks)		13,693	13,693
Receivables from securities financing transactions (new line)	1		89,633
Cash collateral on securities borrowed (newly included in Receivables from securities financing transactions)	1	12,393
Reverse repurchase agreements (newly included in Receivables from securities financing transactions)	1	77,240
Cash collateral receivables on derivative instruments		23,434	23,434
Loans and advances to customers (formerly: Loans)	2	321,718	320,659
Financial assets held to maturity (superseded)	3	9,166
Other financial assets measured at amortized cost (new line)	2,3,7		36,935
Total financial assets measured at amortized cost			572,129
Financial assets at fair value held for trading (formerly: Trading portfolio assets)	4	130,807	126,244
of which: assets pledged as collateral that may be sold or repledged by counterparties		35,363	35,363
Derivative financial instruments (formerly: Positive replacement values)		118,229	118,229
Brokerage receivables (new line, formerly included within Other assets)		n/a	n/a
Financial assets at fair value not held for trading (new line)	5		58,556
Financial assets designated at fair value	5	58,556
Total financial assets measured at fair value through profit or loss			303,028
Financial assets available for sale (superseded)	6	8,665
Financial assets measured at fair value through other comprehensive income (new line)	6		8,665
Investments in associates		1,018	1,018
Property, equipment and software		7,985	7,985
Goodwill and intangible assets		6,398	6,398
Deferred tax assets		9,783	9,783
Other non-financial assets (new line)	4,7		7,358
Other assets (superseded)	7	29,505
Total assets		916,363	916,363

Liabilities
Amounts due to banks		7,533	7,533
Payables from securities financing transactions (new line)	8		17,044
Cash collateral on securities lent (newly included in Payables from securities financing transactions)	8	1,789
Repurchase agreements (newly included in Payables from securities financing transactions)	8	15,255
Cash collateral payables on derivative instruments		30,247	30,247
Customer deposits (formerly: Due to customers)	9	447,141	412,392
Funding from UBS Group AG and its subsidiaries (new line, formerly included within Due to customers)	9		34,749
Debt issued measured at amortized cost		104,749	104,749
Other financial liabilities measured at amortized cost (new line)	11		37,133
Total financial liabilities measured at amortized cost			643,847
Financial liabilities at fair value held for trading (formerly: Trading portfolio liabilities)		30,463	30,463
Derivative financial instruments (formerly: Negative replacement values)		116,134	116,134
Brokerage payables designated at fair value (new line, formerly included within Other liabilities)		n/a	n/a
Financial liabilities designated at fair value (superseded)	10	54,202
Debt issued designated at fair value (new line)	10		49,502
Other financial liabilities designated at fair value (new line)	10,11		16,223
Total financial liabilities measured at fair value through profit or loss			212,323
Provisions		3,084	3,084
Other non-financial liabilities (new line)	11		6,335
Other liabilities (superseded)	11	54,990
Total liabilities		865,588	865,588
Total liabilities and equity		916,363	916,363

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 18   Transition to IFRS 9 as of 1 January 2018 (continued)

Explanatory footnotes to the table “Retrospective amendments to UBS AG balance sheet presentation”

Table ref.	Description of presentation changes applied retrospectively to the balance sheet as of 31 December 2017
Balance sheet assets
1

Cash collateral on securities borrowed of CHF 12,393 million and reverse repurchase agreements of CHF 77,240 million as of 31 December 2017 are now presented as a total of CHF 89,633 within a single line, Receivables from securities financing transactions.

2	Finance lease receivables of CHF 1,059 million as of 31 December 2017, previously presented within Loans, are now presented within Other financial assets measured at amortized cost.
3	Financial assets held to maturity measured at amortized cost of CHF 9,166 million as of 31 December 2017 are now presented within Other financial assets measured at amortized cost.
4	Precious metal positions of CHF 4,563 million as of 31 December 2017, previously presented in Trading portfolio assets, are now presented within Other non-financial assets.
5

Financial assets designated at fair value through profit or loss of CHF 58,556 million as of 31 December 2017, previously presented in a separate line, are now presented within Financial assets at fair value not held for trading.

6

Debt and equity instruments of CHF 8,665 million as of 31 December 2017, previously presented in Financial assets available for sale, are now presented within Financial assets measured at fair value through other comprehensive income.

7

The reporting line Other assets has been split into two new reporting lines, Other financial assets measured at amortized cost and Other non-financial assets.

–   Assets of CHF 29,505 million as of 31 December 2017, previously presented within Other assets, are now presented within Other assets measured at amortized cost (CHF 26,710 million) and Other non-financial assets (CHF 2,795 million).

–   Financial assets now presented within Other financial assets measured at amortized cost include brokerage receivables of CHF 19,080 million, debt securities of CHF 9,166 million, loans to financial advisors of CHF 3,118 million and other assets amounting to CHF 5,571 million. Refer to Note 11 a) for more information.

–   Refer to Note 11 b) for more information on assets now presented within Other non-financial assets.

Balance sheet liabilities
8

Cash collateral on securities lent of CHF 1,789 million and repurchase agreements of CHF 15,255 million as of 31 December 2017 are now presented within a single line, Payables from securities financing transactions.

9

Obligations of UBS AG from funding received from UBS Group AG or its subsidiaries of CHF 34,749 million as of 31 December 2017, which were previously included within Due to customers, are now presented separately within Funding from UBS Group AG and its subsidiaries.

10

Financial liabilities designated at fair value through profit or loss of CHF 54,202 million as of 31 December 2017 are now presented within Debt issued designated at fair value (CHF 49,502 million) and Other financial liabilities designated at fair value (CHF 4,700 million).

11

The reporting line Other liabilities has been split into three new reporting lines, Other financial liabilities measured at amortized cost, Other financial liabilities designated at fair value and Other non-financial liabilities.

–    Liabilities amounting to CHF 54,990 million as of 31 December 2017, previously presented within Other liabilities, are now presented within Other financial liabilities measured at amortized cost (CHF 37,133 million, thereof CHF 29,646 million brokerage payables), within Other financial liabilities designated at fair value (amounts due under unit-linked investment contracts of CHF 11,523 million) and within Other non-financial liabilities (CHF 6,335 million).

–    Refer to note 11 c) for more information on financial liabilities now presented within Other financial liabilities measured at amortized cost.

–    Refer to note 11 d) for more information on financial liabilities now presented within Other financial liabilities designated at fair value.

–    Refer to note 11 e) for more information on liabilities now presented within Other non-financial liabilities.

Note 18   Transition to IFRS 9 as of 1 January 2018 (continued)

19.2.3 Transition to IFRS 9 as of 1 January 2018

Transition to Classification and measurement requirements

As set out in the amended accounting policies in section 18.1, IFRS 9 requires all financial assets, except equity instruments and derivatives, to be classified at amortized cost, at fair value through other comprehensive income (FVOCI) or at fair value through profit or loss (FVTPL), based on the business model for managing the respective assets and their contractual cash flow characteristics.

Changes resulting from the application of IFRS 9 classification and measurement requirements as of 1 January 2018 have been applied as follows:

–   Determination of the business model was made based on facts and circumstances as of the 1 January 2018 transition date;

–   De-designations and new designations of financial instruments at FVTPL, pursuant to transition requirements of IFRS 9, have been carried out as of 1 January 2018. These reassessments resulted in:

      i.   the de-designation of certain financial assets designated at FVTPL, as they are managed on a fair value basis, and therefore are mandatorily measured at fair value, or no longer managed on a fair value basis but held to collect the contractual cash flows and therefore are measured at amortized cost;

     ii.   newly designated financial liabilities at FVTPL (e.g., brokerage payables) in order to achieve measurement consistency with associated financial assets that are mandatorily measured at FVTPL (e.g., brokerage receivables).

For UBS AG, the most significant IFRS 9 classification and measurement changes on transition to IFRS 9 are as follows:

–   financial assets that no longer qualify for amortized cost accounting under IFRS 9 have been classified at FVTPL because their cash flow characteristics do not satisfy the solely payments of principal and interest criteria (e.g., auction rate securities and certain brokerage receivables);

–   lending arrangements that no longer qualify for amortized cost accounting under IFRS 9 are classified at FVTPL because the business model within which they are managed does not have an objective to hold financial assets in order to collect the contractual cash flows or to collect contractual cash flows and sell (e.g., certain Investment Bank lending arrangements);

–   equity instruments classified as available for sale under IAS 39 are classified at FVTPL under IFRS 9; and

–   financial liabilities are newly designated under IFRS 9 at FVTPL, from amortized cost accounting, to align with conclusions reached for associated financial assets that will be measured at FVTPL (e.g., brokerage payables).

Effect on UBS AG income statement presentation

Upon adoption of IFRS 9, the reclassification of auction rate securities, certain loans in the Investment Bank, certain repurchase agreements and brokerage balances from amortized cost to FVTPL has resulted in the interest income from these instruments moving from Interest income (expense) from financial instruments measured at amortized cost to interest income (expense) from financial instruments measured at fair value through profit or loss. These changes have been applied prospectively from 1 January 2018.

Effect on UBS AG Statement of cash flows

Following the adoption of IFRS 9, changes have been made to the Statement of cash flows to reflect the changes arising from financial instruments that have been reclassified on the balance sheet. In particular, cash flows from certain financial assets previously measured as available-for-sale assets at fair value through other comprehensive income have been reclassified from investing activities to operating activities as the assets are fair valued through profit or loss effective 1 January 2018.

Transition to expected credit loss requirements

As set out in UBS AG’s amended accounting policies in section 18.1, IFRS 9 introduces a forward-looking ECL approach, which is intended to result in an earlier recognition of credit losses compared with the incurred-loss impairment approach for financial instruments under IAS 39 and the loss-provisioning approach for financial guarantees and loan commitments under IAS 37, Provisions, Contingent Liabilities and Contingent Assets.

The majority of ECL calculated as of the transition date relates to the private and commercial mortgage portfolio and corporate lending in Switzerland within Personal & Corporate Banking.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 18   Transition to IFRS 9 as of 1 January 2018 (continued)

Models at transition

For the purpose of implementing ECL under IFRS 9, UBS AG has leveraged existing Pillar 1 internal ratings-based (IRB) models that are also used in determining expected loss (EL) and risk-weighted assets under the Basel III framework and Pillar 2 stress loss models.

Existing models have been adapted and 29 new models have been developed for the ECL calculation that consider the complexity, structure and risk profile of relevant portfolios and take account of the fact that PDs and LGDs used in the ECL calculation are PIT-based as opposed to the corresponding Basel III TTC parameters. Management adjustments have also been made. UBS AG has leveraged its existing model risk framework, including the key model validation control executed by Model Risk Management & Control. New and revised models have been approved by UBS’s GMGB.

The assignment of internal counterparty rating grades and the determination of default probabilities for the purposes of Basel III remain unchanged.

→   Refer to “Credit risk models” in the “Risk, treasury and capital management” section of our Annual Report 2017 for more information

→   Refer to “Significant accounting and financial reporting changes in 2018” in the “Operating environment and strategy” section of our Annual Report 2017 for more information

Scenarios and scenario weights at transition

As outlined in section 18.1, UBS AG uses four different economic scenarios in the ECL calculation: an upside, a baseline, a mild downside and a severe downside scenario. ECL calculated on transition have been determined for each of the scenarios and subsequently weighted based on the probabilities in the table “Economic scenarios and weights applied.”

Economic scenarios and weights applied

ECL scenario	Assigned weights in % (1.1.18)
Upside	20.0
Baseline	42.5
Mild downside	30.0
Severe downside	7.5

UBS AG has established IFRS 9 ECL Scenario and Operating Committees to propose and approve the selection of the scenarios and weights to be applied and to monitor whether appropriate governance exists.

Macroeconomic and other factors: For each of the economic scenarios, UBS AG forecasts a wide range of forward-looking macroeconomic, market and other factors. Historical information was used to support the identification of the key factors and to project their development under the different scenarios. As the forecast horizon increases, the availability of information decreases and judgment increases. For cycle-sensitive PD and LGD determination purposes, UBS AG projected those factors for a period of three years before reverting, over a specified period, to a cycle-neutral PD and LGD for longer-term projections.

Factors relevant for the ECL calculation vary by type of exposure and are determined during the credit cycle index model development process in close alignment with practitioner judgment. Regional and client segment characteristics are generally taken into account, with specific focus on Switzerland and the US considering UBS AG’s key ECL-relevant portfolios.

The following represent the most significant macroeconomic factors for UBS AG and could substantially change the estimated ECL:

–   GDP growth rates, given their significant effect on borrowers’ performance

–   House price indices, given their significant effect on mortgage collateral valuations

–   Unemployment rates, given their significant effect on private clients’ ability to meet contractual obligations

–   Interest rates, given their significant effect on the counterparties’ abilities to service their debt

–   Equity indices, given their relevance for equity collateral valuation

–   Consumer price indices, given their overall relevance for companies’ performance, private clients’ purchasing power and economic stability.

Macroeconomic and other factors at transition

Assumptions around the most important forward-looking economic factors for Switzerland, the US and other regions as applied in each of the economic scenarios to determine ECL at the date of transition can be summarized as follows:

In the upside scenario, which assumes GDP growth rising above trend in most countries with only a moderate rise in inflation and ongoing accommodative monetary policies, GDP growth in Switzerland peaks at around 5% annually. Strong growth leads to a decline in unemployment to very low levels (below 1%) by 2020. Asset prices grow at robust pace, with equity prices increasing by approximately 10% annually and house prices (single-family homes) rising by approximately 4% annually. Policy and short-term interest rates remain low over the entire scenario, while government bond yields experience a sustained increase.

Note 18   Transition to IFRS 9 as of 1 January 2018 (continued)

In the US and the rest of the world, the scenario shows broadly similar features, with growth accelerating in Year 1 before steadily returning toward trend by Year 3. Specifically in the US, GDP growth accelerates at a slightly faster pace than in Switzerland, although the US experiences a slightly less substantial improvement in the unemployment rate by Year 3. The degree of policy tightening is marginally greater over the scenario horizon and, as in Switzerland, long-term government bond yields rise more significantly than short-term rates, and to a greater degree.

For the baseline scenario, which is modeled along our business plan assumptions of a continuation of overall important global growth, Swiss GDP growth remains between 1% and 2% annually over the three years of the scenario. Moderate growth results in a very mild decrease of unemployment, which stabilizes at around 3.5%. Asset price growth is also moderate, with the Swiss equity price index rising by approximately 8% annually, while house prices grow by less than 1% annually. Policy rates, short-term interest rates and government bond yields increase very gradually over the three years of the scenario by approximately 50 basis points.

GDP growth in the US remains relatively stable, and faster than in Switzerland. Monetary policy tightens at a similar pace to Switzerland and, combined with a modest decline in the unemployment rate, helps to keep inflation in check. US equity prices slightly underperform their Swiss counterparts, while house prices outperform relatively stagnant Swiss house price growth. In the rest of the world, growth remains buoyant, with moderating growth in both Europe and China contrasting with accelerating growth in other emerging markets.

The mild downside scenario is based on a monetary policy tightening assumption, implemented to deflate a potential asset price bubble, causing Swiss GDP to decline by almost 1% in the first year of the scenario. The unemployment rate rises to roughly 5%. Equity prices fall by more than 20% over three years, while house prices decline by 15% over the same period. The fall of the nominal asking rent index, which is cushioned by higher interest rates, is more moderate than the decline in house prices. Short-term interest rates rise significantly due to monetary tightening, as well as government bond yields.

In this scenario, inflation in the US accelerates rapidly, leading to a sharp rise in short-term interest rates, similar to Switzerland. GDP growth and house prices decline at a similar rate in the US and Switzerland. In the rest of the world, growth is also weighed down, particularly in more vulnerable emerging markets such as Russia, Turkey and Brazil, as interest rates and credit spreads rise sharply.

The severe downside scenario is modeled to mimic a severe recession caused by an event affecting Switzerland’s competitiveness in key export markets, with Swiss GDP shrinking almost 7% in the first year of the scenario. The severe recession results in a substantial increase in unemployment, which peaks at around 9%. Asset prices plummet, with the Swiss equity index falling more than 55% over three years, and house prices declining 27% over the same period. Policy and short-term interest rates remain low over the entire scenario horizon.

US GDP and unemployment deteriorate by a lesser degree than in Switzerland, and while house and equity prices decline sharply, the effects are also less severe than in Switzerland. With more scope to cut rates than the Swiss National Bank, short-term rates fall in the US. In the rest of the world, growth also slows sharply, particularly in the eurozone and neighboring emerging markets such as Turkey and Russia.

ECL measurement period at transition

As set out in section 18.1, for the majority of ECL-relevant instruments, the contractual maturity is used to calculate the measurement period, with this capped at 12 months when stage 1 ECL are required. In addition, for credit card limits and Swiss callable master credit facilities, judgment is required as UBS AG must determine the period over which it is exposed to credit risk. A seven-year period has been applied for credit cards and 12 months for master credit facilities. UBS AG’s ECL-relevant financial instruments have relatively short average maturities, which significantly contribute to the level of ECL on transition.

SICR determination at transition

The identification of instruments for which an SICR has been determined since initial recognition and the corresponding allocation to stage 2 at transition generally follow the principles described in the relevant accounting policy provided in section 18.1. Furthermore, the following principles have been applied:

General: In estimating the retrospective lifetime PDs, we have considered the economic conditions over the relevant prior periods and the general significant uncertainty inherent in such approximation to determine the allocation of instruments to stage 2 at transition.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 18   Transition to IFRS 9 as of 1 January 2018 (continued)

Real estate financing: The Basel III rating methodology applied to the majority of income-producing real estate financings within Personal & Corporate Banking, which is leveraged for IFRS 9 ECL calculations, was significantly changed in 2017. As a consequence, there is no comparable rating on origination to determine whether an SICR has arisen over time. As permitted by the IFRS 9 transition requirements, a lifetime ECL allowance has therefore been recognized for certain real estate financing positions and will continue to be recognized until the positions are derecognized.

Other portfolios, including private mortgages and commercial SME clients: The Basel III rating models for other key portfolios in Personal & Corporate Banking, in particular for private client mortgages and commercial clients in the small and medium-sized enterprise (SME) segment, have recently been subject to a major redesign. While the methodology remained essentially the same and the calibration to the portfolios’ average TTC PD value unchanged, the effect on the stage allocation is significant. This is due to the fact that the introduction of new models has led to a broader and different distribution of borrowers across the rating spectrum; while there was no material effect on those counterparties with an uplift in their rating, some of those that had a downward shift in their rating triggered the SICR threshold and a reclassification into stage 2 at transition.

The table on the following pages provides a detailed overview of the IFRS 9 transition effects as of 1 January 2018. This includes:

–   reclassification of IAS 39 carrying amounts to the new categories applicable under IFRS 9;

–   remeasurement of carrying amounts due to reclassification (any remeasurement to fair value and / or reversal of IAS 39 allowances or IAS 37 provisions for assets moving from amortized cost to fair value); and

–   recognition of IFRS 9 ECL for in-scope assets, off-balance sheet positions and other credit lines.

The following table also includes the effects recognized for deferred tax assets and therefore the total impact provided in Retained earnings in the table is net of tax effects. Explanatory footnotes provided after the table provide additional details on these changes.

Note 18   Transition to IFRS 9 as of 1 January 2018 (continued)

Reclassification and remeasurement of carrying amounts and recognition of ECL upon adoption of IFRS 9
	31.12.2017		1.1.2018
CHF million	Classification under IAS 39	Carrying amount (IAS 39)	Reclassification (of IAS 39 carrying amounts)	Remeasurement due to reclassification incl. reversal of IAS 39 / IAS 37 allowances / provisions	Recognition of ECL (IFRS 9)	Carrying amount (IFRS 9)

Assets
Cash and balances at central banks	Loans and receivables	87,775			0	87,775
Loans and advances to banks	Loans and receivables	13,693	(17)		(3)[12]	13,673
to: Brokerage receivables	Loans and receivables		(17)[1]
Receivables from securities financing transactions	Loans and receivables	89,633	(4,957)		(2)[12]	84,674
to: Financial assets at fair value not held for trading	Loans and receivables		(4,957)[2]
Cash collateral receivables on derivative instruments	Loans and receivables	23,434			0	23,434
Loans and advances to customers	Loans and receivables	320,659	(7,822)	0	(235)[12]	312,602
to: Financial assets at fair value not held for trading	Loans and receivables		(2,678)[3]
to: Brokerage receivables	Loans and receivables		(4,691)[1]
to: Financial assets at fair value held for trading	Loans and receivables		(468)[4]
from: Financial assets at fair value not held for trading	FVTPL (designated)		8[5]	0
from: Financial assets at fair value held for trading	FVTPL (held for trading)		6[5]
Other financial assets measured at amortized cost	Loans and receivables, held to maturity	36,935	(18,525)	0	(35)[12]	18,375
to: Brokerage receivables	Loans and receivables		(19,080)[1]
from: Financial assets measured at fair value through other comprehensive income	Available for sale		555[6]	0
Total financial assets measured at amortized cost		572,129	(31,321)	0	(275)	540,533
Financial assets at fair value held for trading	FVTPL (held for trading)	126,244	(10,854)	(15)		115,375
to: Loans and advances to customers	FVTPL (held for trading)		(6)[5]
to: Financial assets at fair value not held for trading	FVTPL (held for trading)		(11,316)[7]
from: Loans and advances to customers	Loans and receivables		468[4]	(15)[4]
of which: assets pledged as collateral that may be sold or repledged by counterparties	FVTPL (held for trading)	35,363				35,363
Derivative financial instruments	FVTPL (derivatives)	118,229				118,229
Brokerage receivables	Loans and receivables		23,787			23,787
from: Loans and advances to banks	Loans and receivables		17[1]
from: Loans and advances to customers	Loans and receivables		4,691[1]
from: Other financial assets measured at amortized cost	Loans and receivables		19,080[1]
Financial assets at fair value not held for trading	FVTPL (designated)	58,556[9]	20,297	(287)		78,566
to: Loans and advances to customers	FVTPL (designated)		(8)[5]
from: Financial assets at fair value held for trading	FVTPL (held for trading)		11,316[7]
from: Receivables from securities financing transactions	Loans and receivables		4,957[2]	(1)
from: Loans and advances to customers	Loans and receivables		2,678[3]	(286)[3]
from: Financial assets measured at fair value through other comprehensive income	Available for sale		1,356[8]
Total financial assets measured at fair value through profit or loss		303,028	33,231	(303)		335,957
Financial assets measured at fair value through other comprehensive income	Available for sale	8,665	(1,911)			6,755[10]
to: Other financial assets measured at amortized cost	Available for sale		(555)[6]
to: Financial assets at fair value not held for trading	Available for sale		(1,356)[8]
Investments in associates		1,018				1,018
Property, equipment and software		7,985				7,985
Goodwill and intangible assets		6,398				6,398
Deferred tax assets		9,783		58[11]	64[11]	9,905
Other non-financial assets		7,358				7,358
Total assets		916,363		(245)	(211)	915,908

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 18   Transition to IFRS 9 as of 1 January 2018 (continued)

Reclassification and remeasurement of carrying amounts and recognition of ECL upon adoption of IFRS 9 (continued)
	31.12.2017		1.1.2018
CHF million	Classification under IAS 39	Carrying amount (IAS 39)	Reclassification (of IAS 39 carrying amounts)	Remeasurement due to reclassification incl. reversal of IAS 39 / IAS 37 allowances / provisions	Recognition of ECL (IFRS 9)	Carrying amount (IFRS 9)

Liabilities
Amounts due to banks	Amortized cost	7,533				7,533
Payables from securities financing transactions	Amortized cost	17,044	(5,081)			11,963
to: Other financial liabilities designated at fair value	Amortized cost		(5,081)[13]
Cash collateral payables on derivative instruments	Amortized cost	30,247				30,247
Customer deposits	Amortized cost	412,392	(5,268)			407,124
to: Brokerage payables designated at fair value	Amortized cost		(5,268)[14]
Funding from UBS Group AG and its subsidiaries	Amortized cost	34,749				34,749
Debt issued measured at amortized cost	Amortized cost	104,749				104,749
Other financial liabilities measured at amortized cost	Amortized cost	37,133	(29,646)	(4)		7,482
to: Brokerage payables designated at fair value	Amortized cost		(29,646)[14]
Derecognition: deferred fees on other loan commitments	Amortized cost			(4)[4]
Total financial liabilities measured at amortized cost		643,847	(39,996)	(4)		603,848
Financial liabilities at fair value held for trading	FVTPL (held for trading)	30,463				30,463
Derivative financial instruments	FVTPL (derivatives)	116,134		57		116,192
Recognition: Loan commitments	Amortized cost – off-balance sheet			60[4]
Derecognition: Loan commitments	FVTPL (derivatives)			(2)[5]
Brokerage payables designated at fair value	Amortized cost		34,915			34,915
from: Customer deposits	Amortized cost		5,268[14]
from: Other financial liabilities measured at amortized cost	Amortized cost		29,646[14]
Debt issued designated at fair value	FVTPL (designated)	49,502				49,502
Other financial liabilities designated at fair value	FVTPL (designated)	16,223	5,081	(5)		21,300
from: Payables from securities financing transactions	Amortized cost		5,081[13]	(5)[13]
Total financial liabilities measured at fair value through profit or loss		212,323	39,996	53		252,371
Provisions		3,084			74[12]	3,158
Other non-financial liabilities		6,335				6,335
Total liabilities		865,588		49	74	865,711

Equity
Share capital		386				386
Share premium		26,966				26,966
Retained earnings		29,102	72[8,15]	(293)	(284)	28,597
Other comprehensive income recognized directly in equity, net of tax		(5,736)	(72)[8,15]			(5,808)
Equity attributable to shareholders		50,718	0	(293)[15]	(284)[15]	50,141
Equity attributable to non-controlling interests		57				57
Total equity		50,775	0	(293)	(284)	50,198
Total liabilities and equity		916,363	0	(245)	(211)	915,908

Note 18   Transition to IFRS 9 as of 1 January 2018 (continued)

Explanatory footnotes to the table “Reclassification and remeasurement of carrying amounts and recognition of ECL upon adoption of IFRS 9”

Table ref.	Description of classification or remeasurement changes on adoption of IFRS 9 as of 1 January 2018
1

Certain customer and prime brokerage receivable balances, in the Investment Bank and Global Wealth Management, fail the solely payments of principal and interest (SPPI) criteria for measurement at amortized cost. These include CHF 4,691 million previously included within Loans and advances to customers, CHF 17 million from Loans and advances to banks and CHF 19,080 million previously included within Other financial assets measured at amortized cost. The receivables are managed under a business model whose objective is to hold the assets to collect contractual cash flows. However, the reported receivables represent an aggregation of cash receivable and payable balances that form a single unit of account at the client level and generate a return that does not constitute consideration for the time value of money, credit risk and other basic lending risks. The SPPI criterion is therefore not met and under IFRS 9 the receivables are mandatorily measured at FVTPL and separately presented as Brokerage receivables. There was no difference between the amortized cost carrying amount and the fair value as of 1 January 2018 and therefore no remeasurement gain or loss has been recognized.

2

Based on the business model assessment under IFRS 9, certain reverse repurchase agreements with a carrying amount of CHF 4,957 million as of 31 December 2017 were determined to be managed on a fair value basis and were therefore reclassified from amortized cost to FVTPL measurement under IFRS 9. The carrying value has been reclassified from Receivables from securities financing transactions to Financial assets at fair value not held for trading as of 1 January 2018. A remeasurement loss of CHF 1 million has been recorded in Retained earnings.

CHF 11,490 million of forward starting reverse repurchase agreements are newly accounted for as derivatives, prior to settlement, from 1 January 2018 as they are managed on a fair value basis. The fair value of the derivatives as of 1 January 2018 was immaterial.

3

Certain positions previously included within Loans and advances to customers with a carrying amount of CHF 2,678 million as of 31 December 2017 were reclassified to Financial assets at fair value not held for trading upon adoption of IFRS 9. This includes:

–   auction rate securities (CHF 2,114 million) that are held in Corporate Center and that contain an embedded leverage feature triggering the failure of the SPPI criteria, and

–   certain loans in the Investment Bank (CHF 552 million) and in Corporate Center (CHF 12 million), which either fail the SPPI criteria or are held within a business model with an intent to sell or substantially hedge the primary risks.

These assets are mandatorily measured at FVTPL under IFRS 9. A corresponding net remeasurement loss of CHF 286 million was recognized in Retained earnings related to these reclassifications. This remeasurement loss also included reversal of specific credit loss allowances (CHF 11 million).

4

Due to a change in the underlying business model, loans and advances to customers with a carrying amount of CHF 468 million as of 31 December 2017 have been reclassified to Financial assets at fair value held for trading as of 1 January 2018. A corresponding net remeasurement loss of CHF 15 million, which includes the reversal of specific IAS 39 credit loss allowances, was recognized in Retained earnings related to this reclassification.

Irrevocable loan commitments that are contractually linked with these financial assets are now recognized as Derivative financial instruments (derivative liabilities) and are measured at FVTPL as of 1 January 2018. This reclassification resulted in a CHF 60 million loss with a corresponding entry to Retained earnings.

Liabilities related to deferred fees of CHF 4 million related to these loan commitments recorded as Other financial liabilities measured at amortized cost at 31 December 2017 were derecognized with a corresponding entry to Retained earnings.

5

Financial assets with a carrying amount of CHF 14 million as of 31 December 2017 were reclassified to Loans and advances to customers from Financial assets at fair value not held for trading (CHF 8 million) and from Financial assets at fair value held for trading (CHF 6 million) given management’s intent to hold these financial assets to collect contractual cash flows.

Loan commitments related to these financial assets, which were recognized as derivative liabilities with a carrying value of CHF 2 million as of 31 December 2017, were accordingly derecognized on 1 January 2018 with a corresponding entry to Retained earnings.

6

Certain debt instruments with a carrying amount of CHF 555 million as of 31 December 2017 were formerly classified as available for sale and measured at FVOCI under IAS 39 but are measured at amortized cost under IFRS 9. Those positions, which are held to collect cash flows solely representing payment of principal and interest, are presented within Other financial assets measured at amortized cost as of 1 January 2018. The fair value of these assets was consistent with the amortized cost value as of 1 January 2018 and no remeasurement gain or loss has been recognized.

7

Upon adopting IFRS 9, UBS AG has elected to refine the assets classified within Financial assets at fair value held for trading to carve out those that are segregated from UBS AG’s trading activities, where UBS AG’s role is primarily to manage the assets on a fair value basis on behalf of others. Instead, such assets will be presented alongside others managed on a fair value basis within Financial assets at fair value not held for trading. As a consequence of this refinement, UBS AG has reclassified assets held to hedge unit-linked investment contracts of CHF 11,316 million from Financial assets at fair value held for trading to Financial assets at fair value not held for trading as of 1 January 2018. No remeasurement gain or loss has been recognized.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 18   Transition to IFRS 9 as of 1 January 2018 (continued)

Table ref.	Description of classification or remeasurement changes on adoption of IFRS 9 as of 1 January 2018 (continued)
8

UBS AG holds certain global and local liquidity buffers that were determined to be managed on a fair value basis as management utilizes fair value information for reporting and decision making purposes. Therefore, assets previously classified as available for sale under IAS 39 with a carrying amount of CHF 620 million as of 31 December 2017 were reclassified to Financial assets at fair value not held for trading. An unrealized gain of CHF 5 million related to these positions was reclassified from Other comprehensive income to Retained earnings.

Additionally, equity instruments and investment fund units previously classified as available for sale under IAS 39 with a carrying amount of CHF 736 million as of 31 December 2017 were reclassified to Financial assets at fair value not held for trading under the revised IFRS 9 measurement rules. A related unrealized gain in OCI of CHF 199 million has been reclassified to Retained earnings.

Additionally, a net tax expense of CHF 131 million was transferred from OCI to Retained earnings related to the positions above which were reclassified out of the IAS 39 available-for-sale category.

9

Assets previously designated at FVTPL with a carrying amount of CHF 58,556 million as of 31 December 2017 are no longer designated as such under IFRS 9, as it was determined that these assets were either held in a business model that is managed on a fair value basis, did not meet the SPPI criteria, or did meet the SPPI criteria and are held in a hold to collect business model.

Of the total, assets with a carrying amount of CHF 58,548 million are now mandatorily measured at FVTPL and included within Financial assets at fair value not held for trading. The remaining assets with a carrying amount of CHF 8 million have been de-designated and were reclassified to Loans and advances to customers given a change in business model to hold to collect (refer to footnote 5).

10

Certain debt instruments with a carrying amount of CHF 6,755 million as of 31 December 2017 were formerly classified as available for sale under IAS 39 and are measured at FVOCI under IFRS 9. These instruments include US government bonds and US government sponsored mortgage-backed securities and other debt that are held in a business model whose objective is achieved by both collecting contractual cash flows and selling, and that meet the SPPI criteria. These positions are now presented within Financial assets measured at fair value through other comprehensive income.

11

Deferred tax assets of CHF 122 million have been recognized in connection with the adoption of IFRS 9. Of the total effect, CHF 64 million relates to the recognition of ECL and CHF 58 million relates to classification and measurement changes upon adoption of IFRS 9.

12

Upon adoption of the ECL requirements of IFRS 9, a transition impact of CHF 348 million was recognized, consisting of CHF 144 million of stage 1 allowances, CHF 188 million of stage 2 allowances and an incremental increase in stage 3 allowances of CHF 16 million. The effect was mainly recognized within Loans and advances to customers (CHF 235 million), with effects also recognized in Other financial assets measured at amortized cost (CHF 35 million), Loans and advances to banks (CHF 3 million), Receivables from securities financing transactions (CHF 2 million) and Provisions (CHF 74 million).

13

Certain repurchase agreements with a carrying amount of CHF 5,081 million as of 31 December 2017 have been designated at FVTPL as they are managed in conjunction with reverse repurchase agreements that are mandatorily measured at FVTPL under IFRS 9. These amounts are included within Other financial liabilities designated at fair value as of 1 January 2018. A remeasurement gain of CHF 5 million has been recognized in Retained earnings as of 1 January 2018 related to this reclassification.

CHF 7,730 million of forward starting repurchase agreements are newly accounted for as derivatives, prior to settlement, from 1 January 2018 as they are managed on a fair value basis. The fair value of the derivatives as of 1 January 2018 was immaterial.

14

To achieve measurement consistency with reclassified customer and prime brokerage receivables that are measured at FVTPL following adoption of IFRS 9, certain customer deposits with a carrying amount of CHF 5,268 million and prime brokerage payables with a carrying amount of CHF 29,646 million as of 31 December 2017 have been designated at FVTPL and are presented within Brokerage payables designated at fair value as of 1 January 2018. There was no difference between the amortized cost carrying amount and the fair value as of 1 January 2018 and therefore no remeasurement gain or loss has been recognized.

15

The adoption of IFRS 9 has resulted in a reduction to IFRS consolidated equity as of 1 January 2018 of CHF 577 million.

This effect is comprised of classification and measurement changes of CHF 351 million on a pre-tax basis and CHF 293 million net of tax, as well as effects from the implementation of ECL credit loss methodology of CHF 348 million on a pre-tax basis and CHF 284 million net of tax. In addition, CHF 72 million has been reclassified from Other comprehensive income recognized directly in equity, net of tax, to Retained earnings (refer to footnote 8 above), with no overall impact on equity attributable to shareholders.

Note 18   Transition to IFRS 9 as of 1 January 2018 (continued)

Reconciliation of allowances and provisions on adoption of IFRS 9 as of 1 January 2018

The table below provides a reconciliation from the IAS 39 allowances / IAS 37 provisions to the IFRS 9 ECL allowances / provisions recognized as of 1 January 2018 upon adoption of IFRS 9.

Reconciliation of allowances and provisions on adoption of IFRS 9
	31.12.2017	1.1.2018
CHF million	Loss allowances and provisions (IAS 39 / IAS 37)	Reversal of allowances (IAS 39)	Recognition of ECL (IFRS 9)[1]	Allowances for ECL / Provisions for ECL (IFRS 9)

On-balance sheet
Cash and balances at central banks			0	0
Loans and advances to banks	(3)		(3)	(5)
Receivables from securities financing transactions			(2)	(2)
Cash collateral receivables on derivative instruments			0	0
Loans and advances to customers	(658)	26[2]	(235)[3]	(867)
Other financial assets measured at amortized cost	(101)[4]		(35)	(136)
Total on-balance sheet	(761)	26	(275)	(1,011)

Off-balance sheet financial instruments and other credit lines
Guarantees	(29)		(8)	(37)
Loan commitments	(4)		(32)	(36)
Other credit lines			(34)	(34)
Total off-balance sheet financial instruments and other credit lines	(33)		(74)	(107)

Total	(794)	26	(348)	(1,117)
of which: stage 1			(144)	(144)
of which: stage 2			(188)	(188)
of which: stage 3			(16)[5]	(785)

1 Includes stage 1 and stage 2 expected credit losses and additional stage 3 expected credit losses.    2 The reversal of CHF 26 million of IAS 39 loss allowances relates to instruments reclassified from amortized cost to fair value through profit or loss on transition to IFRS 9. Refer also to footnotes 3 and 4 to the table “Reclassification and remeasurement of carrying amounts and recognition of ECL upon adoption of IFRS 9.”    3 Includes the reversal of collective allowances of CHF 13 million.    4 Includes CHF 82 million related to loans to financial advisors for which an allowance was reported as a direct reduction of the carrying amount as of 31 December 2017.    5 The incremental increase in stage 3 allowances of CHF 16 million arises from additional consideration of forward looking scenarios under IFRS 9.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 18   Transition to IFRS 9 as of 1 January 2018 (continued)

IFRS 9 transition impact on other comprehensive income and retained earnings as of 1 January 2018

The table below presents the transition effects recognized in OCI and retained earnings upon adoption of IFRS 9.

IFRS 9 impact on other comprehensive income and retained earnings
CHF million
Other comprehensive income recognized directly in equity, net of tax
Reclassification of financial assets (available for sale to fair value through profit or loss) – equity instruments	(199)
Reclassification of financial assets (available for sale to fair value through profit or loss) – debt instruments	(5)
Tax (expense) / benefit	131
Total change in other comprehensive income	(72)

Retained earnings
Remeasurement of financial assets (reclassified from amortized cost to fair value through profit or loss)	(303)
Reclassification of financial assets (reclassified from available for sale to fair value through profit or loss)	204
Recognition of ECL for on-balance sheet financial assets	(275)
Remeasurement of financial liabilities (reclassified from amortized cost to designated at fair value through profit or loss)	5
Recognition of derivative loan commitments measured at fair value through profit or loss	(60)
Derecognition of liabilities for deferred fees on other loan commitments	4
Derecognition of derivative loan commitments measured at fair value through profit or loss	2
Recognition of ECL for off-balance sheet positions	(74)
Tax (expense) / benefit	(9)
Total change in retained earnings	(505)
Total change in equity due to the adoption of IFRS 9	(577)

Cautionary Statement Regarding Forward-Looking Statements | This report contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (i) the degree to which UBS is successful in the ongoing execution of its strategic plans, including its cost reduction and efficiency initiatives and its ability to manage its levels of risk-weighted assets (RWA), including to counteract regulatory-driven increases, leverage ratio denominator, liquidity coverage ratio and other financial resources, and the degree to which UBS is successful in implementing changes to its businesses to meet changing market, regulatory and other conditions; (ii) continuing low or negative interest rate environment, developments in the macroeconomic climate and in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, and currency exchange rates, and the effects of economic conditions, market developments, and geopolitical tensions on the financial position or creditworthiness of UBS’s clients and counterparties as well as on client sentiment and levels of activity; (iii) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, as well as availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity (TLAC); (iv) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK and other financial centers that have imposed, or resulted in, or may do so in the future, more stringent or entity-specific capital, TLAC, leverage ratio, liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across the Group or other measures, and the effect these will or would have on UBS’s business activities; (v) the degree to which UBS is successful in implementing further changes to its legal structure to improve its resolvability and meet related regulatory requirements and the potential need to make further changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements, to proposals in Switzerland and other jurisdictions for mandatory structural reform of banks or systemically important institutions or to other external developments, and the extent to which such changes will have the intended effects; (vi) uncertainty as to the extent to which the Swiss Financial Market Supervisory Authority (FINMA) will confirm limited reductions of gone concern requirements due to measures to reduce resolvability risk; (vii) the uncertainty arising from the timing and nature of the UK exit from the EU and the potential need to make changes in UBS’s legal structure and operations as a result of it; (viii) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business; (ix) changes in the standards of conduct applicable to our businesses that may result from new regulation or new enforcement of existing standards, including recently enacted and proposed measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (x) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses or loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational risk component of our RWA; (xi) the effects on UBS’s cross-border banking business of tax or regulatory developments and of possible changes in UBS’s policies and practices relating to this business; (xii) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (xiii) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters, including from changes to US taxation under the Tax Cuts and Jobs Act; (xiv) UBS’s ability to implement new technologies and business methods, including digital services and technologies and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent; (xv) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xvi) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyberattacks, and systems failures; (xvii) restrictions on the ability of UBS AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS’s operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xviii) the degree to which changes in regulation, capital or legal structure, financial results or other factors may affect UBS’s ability to maintain its stated capital return objective; and (xix) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2017. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Starting in 2018, percentages, percent changes, and adjusted results are calculated on the basis of unrounded figures. Information on absolute changes between reporting periods, which is provided in text and that can be derived from figures displayed in the tables, is calculated on a rounded basis. For prior periods, these values are calculated on the basis of rounded figures displayed in the tables and text.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

UBS AG

P.O. Box, CH-8098 Zurich

P.O. Box, CH-4002 Basel

ubs.com

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-225551) and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; and 333-215255), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By: _/s/ Sergio Ermotti________________

Name:  Sergio Ermotti

Title:    President of the Executive Board

By: _/s/ Kirt Gardner__________________

Name:  Kirt Gardner

Title:    Chief Financial Officer

By: _/s/ Todd Tuckner___________   _

      Name: Todd Tuckner

      Title:    Group Controller and

            Chief Accounting Officer

Date:  October 31, 2018